NO ACT

PE
12-27-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000181

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/15/13

John W. Kauffman
Duane Morris LLP
jwkauffman@duanemorris.com

Re: Donegal Group Inc.
Incoming letter dated December 27, 2012

Dear Mr. Kauffman:

This is in response to your letters dated December 27, 2012 and January 16, 2013 concerning the shareholder proposal submitted to DGI by Gregory M. Shepard. We also have received letters on the proponent's behalf dated January 4, 2013 and January 23, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: J. Victor Peterson
Lathrop & Gage LLP
vpeterson@lathropgage.com

February 15, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Donegal Group Inc.
Incoming letter dated December 27, 2012

The proposal requests that the board immediately engage the services of an investment banking firm to evaluate alternatives that could "enhance shareholder value including, but not limited to, a merger or outright sale of DGI."

There appears to be some basis for your view that DGI may exclude the proposal under rule 14a-8(i)(7), as relating to DGI's ordinary business operations. In this regard, we note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if DGI omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which DGI relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LATHROP & GAGE LLP

VIC PETERSON
DIRECT LINE: 312.920.3337
EMAIL: VPETERSON@LATHROPGAGE.COM
WWW.LATHROPGAGE.COM

155 N. WACKER, SUITE 3050
CHICAGO, ILLINOIS 60606
PHONE: 312.920.3300
FAX: 312.920.3301

January 23, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934 (the "Exchange Act"); Rule 14a-8
Stockholder Proposal (the "2013 Proposal")
Submitted by Gregory M. Shepard (the "Proponent")

Ladies and Gentlemen:

On behalf of the Proponent, we are responding to the letter dated January 16, 2013 sent to the Staff of the Division of Corporation Finance (the "Staff") by John W. Kauffman ("Mr. Kauffman") of Duane Morris LLP on behalf of DGI. We previously wrote to the Staff on January 4, 2013 in response to DGI's no-action request dated December 27, 2012 ("DGI's No-Action Request") relating to the Proponent's 2013 Proposal.

At the outset, we would like to emphasize the following key points:

- The Proponent has the right to have his 2013 Proposal for an extraordinary transaction included in DGI's proxy materials pursuant to Rule 14a-8;
- The mere act of submitting the 2013 Proposal does not violate the Change in Bank Control Act;
- The Proponent incontrovertibly owns less than 10% of the voting power of DGI;
- The Proponent's past history as an activist shareholder is irrelevant to the inclusion of the 2013 Proposal – and it is particularly ironic that Duane

Morris, the law firm now representing DGI, had extensively represented the Proponent in some of these shareholder activities;

- DGI's and Duane Morris' strategy appears to be to bombard the Staff with a blizzard of paper over highly-technical federal banking regulations, in order to create the appearance that something is amiss;

- During the first three quarters of 2012, the small community bank at issue in DGI's petition had revenues of $11.3 million, in comparison with $383.1 million in revenues for DGI; and

- DGI's managers do not like the Proponent and are doing everything in their power to attack his character and to block his access to the other long-suffering DGI shareholders.

Mr. Kauffman's January 16 letter asserts – incorrectly – that several statements in our January 4 letter are "inaccurate, false or misleading and, if included in any proxy solicitation material, would violate Rule 14a-9." As a general matter, we note that none of these statements appears in the 2013 Proposal or its Supporting Statement submitted for inclusion in DGI's proxy materials. In the remainder of this letter, we would like to respond briefly to Mr. Kauffman's January 16 letter.

First, DGI attempts to distinguish the *First Franklin* no-action letter (available February 22, 2006) on the grounds that, unlike First Franklin, DGI is not an "ultimate holding company" and thus cannot agree to sell itself without the consent of its controlling shareholder, Donegal Mutual Insurance Company ("Donegal Mutual"). *First Franklin* denied exclusion under Rule 14a-8(i)(7) of a shareholder proposal almost identical to the 2013 Proposal, because it related to an extraordinary corporate transaction rather than ordinary business matters. As in *First Franklin*, the 2013 Proposal requests DGI's Board of Directors to seek a sale or merger of the company. Donegal Mutual's control of 66% of the voting power of DGI's stock does not prevent DGI's Board from seeking a sale or merger. Indeed, Donegal Mutual could decide to vote its DGI shares in favor of such a sale or merger once it knows the terms of the future transaction. In any case, the 2013 Proposal requests action by DGI's Board, not by Donegal Mutual, and the requested action – i.e., that DGI's Board seek a sale or merger – is an extraordinary corporate action, which is not excludable under Rule 14a-8(i)(7).

Second, Mr. Kauffman's January 16 letter purports to correct misunderstandings of some fundamental points of federal banking law, such as the fact that DGI is a savings and loan holding company ("SLHC"), which our January 4 letter acknowledged on page 8. Mr. Kauffman's January 16 letter also maintains that DGI would remain an SLHC, and thus the Board of Governors of the Federal Reserve System ("FRB") would remain DGI's federal regulator, after the planned conversion of Union Community Bank FSB ("UCB") from a federal savings bank to a Pennsylvania-chartered savings bank. Clearly, DGI wants the Pennsylvania Department of Banking to be UCB's primary regulator. It is also clear that the OTS has already determined that the Proponent is not in violation of the Change in Bank Control Act ("CBCA"), and the FRB has stated that it would not reconsider ownership structures previously approved by the OTS.

We respectfully submit that what is relevant here for the Staff's purposes is that the 2013 Proposal may be excluded under Rule 14a-8(i)(2) only if "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject...." (Rule 14a-8(i)(2).) Because the 2013 Proposal requests DGI's Board to seek a sale or merger of DGI, its implementation would not cause DGI to violate any law. Thus, DGI's allegations that the Proponent is in violation of the CBCA and Regulation LL thereunder are not only false, but irrelevant to the Staff's determination of whether the 2013 Proposal may be excluded under Rule 14a-8(i)(2). Mr. Kauffman's January 16 letter does not identify any law that the 2013 Proposal would, if implemented, cause DGI to violate; instead, it falsely and irrelevantly alleges that the Proponent is in violation of the CBCA.

Third, Mr. Kauffman's January 16 letter argues that the Proponent is no longer a "passive" investor because "he now actively is seeking to force the sale or merger of DGI." In response, we note that the Proponent first filed a Schedule 13D with respect to his beneficial ownership of DGI shares on July 12, 2010, after previously filing on Schedule 13G. We also note that the Proponent is merely seeking to include in DGI's proxy materials the 2013 Proposal to be submitted to DGI's shareholders for their approval or disapproval, and that the 2013 Proposal is precatory such that, even if approved by DGI's shareholders, it merely requests that DGI's Board seek a sale or merger of DGI. Given Donegal Mutual's control of 66% of the voting power of DGI's stock and, as a result, its domination of DGI's Board, the word "force" is inapposite here. The Proponent is "actively" seeking a shareholder vote on the 2013 Proposal, which requests DGI's Board "to actively seek a sale or merger of DGI on terms that will maximize value for shareholders." For this reason, the Proponent furnished the 2013 Proposal and its Supporting Statement as an exhibit to Amendment No. 4 of his Schedule 13D filed on November 8, 2012.

Mr. Kauffman argues that the act of submitting a proposal for an extraordinary transaction, in and of itself, proves that the Proponent is no longer "passive" and is seeking control. This is nonsense, however, because the Proponent has a statutory right to avail himself of shareholder proposal initiatives, just as any other shareholder does. Mr. Kauffman goes on to argue that the Proponent is using a deceptive "stratagem" to pursue his ulterior motive of taking over the company (again, perhaps because of

Duane Morris' previous representation of Proponent during a shareholder activist matter). Again, this desperate claim is nonsense: A takeover would be impossible, because Donegal Mutual controls 66% of DGI. We remind the Staff that the Proponent has invested over $50,000,000 in DGI, and he has every right to closely monitor his investment. It is the close monitoring that DGI does not like.

DGI's basic argument here is to equate not being a "passive" investor in a securities law sense with seeking "control" of an SLHC – i.e., in a banking regulation sense. However, being required to file on Schedule 13D does not entail having "control" of an SLHC under the CBCA and Regulation LL. The ownership threshold for Section 13 is 5%, whereas under Regulation LL the ownership threshold for a rebuttable presumption of control is 10% (and for a non-rebuttable determination of control it is 25%). The Proponent is an example of a Schedule 13D filer who does not "control" an SLHC, because any presumption that the Proponent controls DGI is rebutted by the fact that Donegal Mutual controls DGI.

Regarding DGI's claim that the OTS never "approved" any ownership structure involving the Proponent, but merely declined to take action against the Proponent, it is difficult to imagine how formal an OTS approval would need to be for DGI to be satisfied. DGI is inappropriately insisting on a higher standard for the Proponent's approval from the OTS. We respectfully submit, however, that the determination made by the OTS staff constitutes sufficient approval, even if DGI does not agree with it.

Finally, Mr. Kauffman's notion that the Proponent cannot sell his shares in the market is also nonsense. Mr. Kauffman's January 16 letter asserts that the Proponent may not resell his DGI shares under Section 4(a)(1), because the Proponent is a DGI "affiliate." Although the Proponent beneficially owns more than 10% of a class of DGI shares, it does not necessarily follow that he is a DGI "affiliate," which depends on whether he "controls" DGI. However, the Proponent does not control DGI, and thus he is not an "affiliate," because Donegal Mutual controls DGI as a result of its ownership of 66% of the voting power of DGI's stock.

In 1997 the S.E.C. proposed revising the definition of "affiliate" to exclude persons who are not executive officers, directors, or beneficial owners of more than ten percent of a class of equity securities of the issuer. Release No. 33-7391 (Feb. 28, 1997). The release for this proposed rule stated, on page 10, that 10% holders could still contend that they are not affiliates because they are not in a control position, and that their affiliate status would be evaluated based on the facts and circumstances.

For instance, in one case, a co-founder, former officer and director of an issuer owning 9.8% of its outstanding shares was permitted by the S.E.C. to sell his shares without registration by showing that the issuer's two principal shareholders owned approximately 44% of the issuer's shares and that management owned approximately 22%, and that he had no involvement in the management of the issuer and no representative on its board of directors. See *Documentation, Inc.*, S.E.C. No-Action Letter, 1976 WL 10383 (Oct. 13, 1976). Similarly, DGI's controlling shareholder, Donegal Mutual, owns approximately 66% of the voting power of DGI outstanding common stock, and the Proponent has no involvement in DGI's management and no representative on its Board of Directors.

As for DGI's comment with respect to the so-called "Section 4(1-½) exemption," we note that Mr. Kauffman's January 16 letter only stated DGI's opinion that a resale under this exemption would likely have to be priced at a discount; the letter did not argue that this exemption is unavailable. We also note that – even if (arguendo) the Proponent were a DGI affiliate – he could resell his DGI shares pursuant to the Section 4(1-½) exemption. S.E.C. Release No. 33-6188 (Feb. 1, 1980) recognizes (at footnote 178 and the accompanying text) the availability of the Section 4(1-½) exemption to resales of securities by affiliates of the issuer. Because the Proponent has alternatives for reselling his DGI shares other than pursuant to a registration statement, Rule 144, or a sale or merger of DGI, the 2013 Proposal would not further a personal interest of the Proponent which is not shared by all DGI shareholders, so DGI's argument that the 2013 Proposal may be excluded under Rule 14a-8(i)(4) also fails.

If we can be of further assistance in this matter, please contact me by telephone at (312) 920-3337 or by e-mail at vpeterson@lathropgage.com.

Sincerely,

LATHROP & GAGE LLP



J. Victor Peterson

Cc: John W. Kauffman, Duane Morris LLP, via email
Jeffrey D. Miller, Donegal Group Inc., via Federal Express

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January 16, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934 (the "Exchange Act"); Rule 14a-8
Stockholder Proposal (the "2013 Proposal")
Submitted by Gregory M. Shepard (the "Proponent")

Ladies and Gentlemen:

On behalf of our client, DGI, we are responding to the letter dated January 4, 2013 sent to the Commission by Victor Peterson of Lathrop & Gage LLP, counsel to the Proponent. Mr. Peterson's letter addresses the no-action request we filed with the Commission on behalf of DGI on December 27, 2012.

DGI believes certain of the statements in Mr. Peterson's letter are inaccurate, false or misleading and, if included in any proxy solicitation material, would violate Rule 14a-9.

- Page 3 of the letter refers to First Franklin. The First Franklin reference is inapposite. First Franklin was the ultimate holding company and could therefore authorize a business combination transaction that included its principal subsidiary; DGI is not an ultimate holding company and cannot agree to sell itself without the concurrence of its parent which has more than majority voting control of DGI. This distinction is obvious and material, but Mr. Peterson did not note that fact.

- Page 8 of the letter evinces a lack of understanding of some fundamental points of federal banking law. DGI is not an insured depository institution but is instead a grandfathered unitary savings and loan holding company ("SLHC") whose federal regulator is currently the Board of Governors of the Federal Reserve System (the "FRB"). Prior to July 21, 2011, the Office of Thrift Supervision (the "OTS") was DGI's federal regulator.

- Union Community Bank FSB ("UCB") is the underlying savings bank and a subsidiary of DGI and Donegal Mutual Insurance Company ("Donegal Mutual"). If UCB were to complete its pending conversion from a federal savings bank to a state savings bank, there would be no change in the regulatory status of DGI. As an SLHC, DGI's current federal regulator is the FRB, and its federal regulator as an SLHC after the conversion would remain the FRB. The chartering authority for the underlying savings bank, UCB, is, and will continue to be, irrelevant to the issues at hand.

- Pages 8-9 of the letter state that DGI's legal counsel's December 12, 2012 letter to the Proponent (Exhibit C to his letter) was "coercive" because it offered to include the Proponent's 2013 Proposal in DGI's 2013 Proxy Statement if the Proponent submitted materials to the FRB in compliance with his obligations under the Change in Bank Control Act (the "CBCA") no later than December 19, 2012. Mr. Peterson also contends DGI's request that the Proponent comply with the CBCA is "redundant" given the prior ruling of the OTS. Mr. Peterson's interpretation of the foregoing events is wrong for two reasons:

    - First, when the OTS declined to take action in February 2011, the Proponent represented that he was nothing more than a passive investor. See Exhibit E at pages 2-4 to Mr. Peterson's January 4 letter. In February 2011, the OTS did not give the Proponent a clean bill of health for all time, but rather just made a finding that he was "not in violation of the rules at [that] time." See Ex. F to Mr. Peterson's January 4 letter. Since February 2011, the Proponent has clearly shed whatever status he may previously have had as a purported passive investor and he now actively is seeking to force the sale or merger of DGI. The Proponent's current actions are detailed in the Petition for Enforcement Action (the "Petition") which we provided to you with our letter dated December 27,

2012 and in DGI's Supplement to its Petition (the "Supplement"), a copy of which we enclose with this letter for your information. See the Petition at ¶¶ 5 and 63 - 69 and the Supplement at ¶¶ 1 - 8.

- Second, DGI's actions in seeking to have the Proponent comply with his obligations under the CBCA now that he is no longer a passive investor in exchange for including his 2013 Proposal in DGI's 2013 Proxy Statement was not "coercive" in any way. DGI understands that any person seeking to avoid a "control" finding under the CBCA for owning 10% or more of any class of voting securities – in this case the Proponent's ownership of slightly more than 18% of DGI's Class A common stock – would be required to enter into a passivity agreement with the FRB. In accordance with DGI's understanding, a typical passivity agreement would prohibit the Proponent from seeking to force DGI to engage in a sale or merger and would require the Proponent to cease any and all attempts to control or influence the business, operations and activities of DGI. Having obtained such protection from the Proponent's execution of a typical passivity agreement with the FRB, DGI would no longer have concern about the inclusion of the Proponent's 2013 Proposal in its 2013 Proxy Statement. What is relevant is the course of conduct upon which the Proponent has embarked in seeking to force DGI to engage in a sale or merger which is precisely the same stratagem that Proponent used as a prelude in the past to try and take control of three other insurance companies. See the Petition at ¶¶ 28 -54. By having the Proponent enter into a passivity agreement with the FRB, DGI would be protected from all future efforts by the Proponent to force or influence its sale or merger and the inclusion of Proponent's 2013 Proposal in DGI's 2013 Proxy Statement would be the end of his efforts to obtain control of DGI rather than the continuation of them.

- Page 10 of the letter provides a misleading description of the various OTS actions and the Proponent's purported passive investor status regarding DGI. Whether the Proponent was in fact a passive investor in DGI at one time no longer matters because the Proponent now admits in a filing with the Commission that the Proponent is no longer a passive investor. The OTS did not object to the Proponent's holding over 10% of DGI's Class A common stock two years ago and under the circumstances then prevailing. Those circumstances no longer prevail. See the Supplement at ¶¶ 9 – 14 and the

Petition at ¶¶ 5 and 63 – 69. DGI respectfully submits that anyone experienced with federal banking regulation would conclude that Mr. Peterson's description of the OTS history is inaccurate.

- On that same page, Mr. Peterson accuses DGI of "misleadingly" failing to include in its Petition language from the FRB's Regulation LL regarding ownership structures previously approved by the OTS. There was no reason for DGI to include the Regulation LL language to which Mr. Peterson refers. To begin with, the language is inapposite, because the OTS never "approved" any ownership structure involving the Proponent and DGI but merely declined to take action against the Proponent based on the facts then known to the OTS. Indeed, DGI first became aware of this information when it received Mr. Peterson's January 4, 2013 letter and its accompanying exhibits. DGI was previously unaware of any of the Proponent's correspondence with the OTS, because the Proponent had requested, and apparently obtained from the OTS, confidential treatment of such correspondence. Now that DGI has become aware of those facts, it has filed the Supplement to the Petition.

- Page 13 of the letter claims that the Proponent could sell his shares under Section 4(a)(1) and under the "Section 4(1-1/2)" exemption. DGI believes these statements regarding a very complex topic under the federal securities laws are not correct and are therefore misleading for the following reasons:

    - Because of the Proponent's large share ownership of DGI Class A common stock and Class B common stock, the Proponent has the status of an "affiliate" under the federal securities law, making Section 4(a)(1) unavailable to him; and

    - The Proponent would likely have to take a significant discount from the market price of any DGI shares sold under the "Section 4(1-1/2)" exemption, because the party purchasing the DGI shares from the Proponent would receive "restricted securities."

If we can be of further assistance in this matter, please contact me by telephone at (215) 979-1227 or by e-mail at jwkauffman@duanemorris.com.

Sincerely,



John W. Kauffman, Esq.

JWK:am

cc: Donald H. Nikolaus
Jeffrey D. Miller
Frederick W. Dreher, Esq.
Gregory M. Shepard
Victor J. Peterson, Esq.

BEFORE THE BOARD OF GOVERNORS
OF THE FEDERAL RESERVE SYSTEM

In Re Gregory M. Shepard, the owner of more than 10% of the Class A Common Stock of Donegal Group Inc., a Grandfathered Savings and Loan Holding Company

SUPPLEMENT OF DONEGAL GROUP INC. TO PETITION FOR ENFORCEMENT ACTION

Petitioner Donegal Group Inc., Marietta, Pennsylvania ("DGI") hereby submits this Supplement in support of its Petition for Enforcement Action (the "Petition") filed with the Board on December 21, 2012. Petitioner files this Supplement because, subsequent to December 21, 2012: (i) DGI received documents from Gregory M. Shepard ("Shepard"), for which he had previously requested and apparently received confidential treatment from the Office of Thrift Supervision (the "OTS"); and (ii) the Court of Appeals for the Second Circuit decided *Gibbons v. Malone* relating to the circumstances under which two different classes of securities of the same issuer cannot be combined or, in the words of the court, "paired." DGI believes that these documents and this decision provide further support for its Petition.

A. Starting In Late 2011, Shepard Has Sought To Control And Influence DGI's Management, Policies And Business Operations

1. As described in paragraphs 5, 14 and 63-69 of the Petition, starting in November 2011, Shepard has sought to force DGI to merge with or sell itself to another company. Shepard's current stratagem is his attempt to place a shareholder proposal in DGI's annual proxy statements that would, if approved by DGI's stockholders, require DGI to hire an investment banking firm to evaluate the sale or merger of DGI, and would further require the DGI Board to actively seek the sale or merger of DGI.

2. Shepard's efforts started with the submission of his 2012 Proposal for inclusion in DGI's Proxy Statement for its 2012 annual meeting of stockholders. *See* Petition at ¶ 64 and Exh. F.

3. Thereafter, over Shepard's objection, the SEC granted DGI's no-action request permitting DGI to exclude Shepard's 2012 Proposal from its 2012 Proxy Statement. *See* Petition at ¶¶ 65-66.

4. Undaunted, Shepard has now submitted his 2013 Proposal and requested its inclusion in DGI's Proxy Statement for its 2013 annual meeting of stockholders. *See* Petition at ¶ 67 and Exh. G.

5. Although DGI has again requested that the SEC grant its no-action request, Shepard has once again opposed DGI's request. DGI's request is presently pending before the SEC.

6. However, in the course of opposing DGI's request, Shepard has revealed to DGI certain correspondence between him and his counsel and the OTS which supports DGI's Petition. Since Shepard had sought and apparently received confidential treatment for such correspondence, DGI only received such correspondence for the first time on January 4, 2013 when Shepard submitted it to the SEC and to DGI as part of his opposition to DGI's no-action request.

7. Significantly, in addition to seeking to have DGI include his 2012 and 2013 Proposals in its Proxy Statements for its 2012 and 2013 annual meetings of stockholders, Shepard also filed an Amendment No. 3 to Schedule 13D with the SEC in November 2012 in which he reserves the right to "communicate with management, the Board, other stockholders, industry participants and other interested or relevant parties (including financing sources and

financial advisors) about [DGI] or proposing a potential or other transaction involving [DGI] and about various other matters, including the operations, business, strategic plans, assets and capital structure of [DGI] . . . [or] requesting or proposing one or more nominees to the Board of Directors of [DGI]." *See* Petition at ¶¶ 5 and 68 and Exh. A at page 4 of 6.

8. Simply stated, Shepard is no longer a passive investor in DGI and his previous representations to the OTS are no longer correct.

B. Shepard's OTS Correspondence Supports DGI's Petition For Enforcement

9. Shepard's and his counsel's correspondence with the OTS is set forth in the following four letters:

- A letter from the OTS to Shepard dated November 24, 2010 (Exh. H)
- A letter from Shepard's counsel to the OTS dated December 17, 2010 (Exh. I)
- A letter from the OTS to Shepard dated February 28, 2011 (Exh. J)
- A letter from Shepard's counsel to the OTS dated March 3, 2011 (Exh. K)

This correspondence resulted from DGI's request that the OTS find Shepard in violation of the Change in Bank Control Act (the "CBCA"). *See* Exh. H.

10. In order to forestall the OTS's disapproval of his purchases of DGI Class A Common Stock in excess of 10% of the outstanding shares of DGI's Class A Common Stock without any notice to or approval from the OTS, Shepard made the following representations to the OTS, *inter alia*, in his counsel's letter dated December 17, 2010:

- "Our client has never proposed a director in opposition to nominees proposed by the management of DGIC, DFSC or FSB."
- "Our client has not participated in the solicitation of proxies with respect to any matter presented to the stockholders of DGIC, DFSC or FSB."
- "[O]ur client has not done and has no present intention to . . . [e]xercise, or attempt to exercise, directly or indirectly, control or a controlling influence over management, policies or business operations of DGIC, DFSC or FSB."

Exh. I at 3-4. Thus, Shepard sought to portray himself as nothing more than a passive investor in DGI.

11. Each of the foregoing representations has been compromised by Shepard's 2012 and 2013 Proposals and his stated reservation of rights in his November 2012 Amendment No. 3 to Schedule 13D. Shepard's current course of conduct is the forerunner of the actions he previously pursued to try and force the sale or merger of three other companies. *See* Petition at ¶¶ 28-54.

12. It does not require a leap of faith to conclude that the OTS would likely have viewed Shepard's CBCA violations in a significantly different light if it knew Shepard would treat the OTS's inaction as a license for him to pursue the forced sale or merger of DGI in the future.

13. In fact, the OTS never gave Shepard a clean bill of health for all time. On the contrary, as the OTS stated to him in its February 28, 2011 letter, it "[d]id not concur with the analysis set forth in [his counsel's December 17, 2010] letter, but, instead, [b]ased on the facts as [the OTS] understood them," the OTS only "concluded that [Shepard was] not in violation of the rules **at this time.**" Exh. J (emphasis added).

14. Given the changed circumstances between February 2011 when Shepard sought to portray himself as a passive investor and now when Shepard admits he is no longer a passive investor, there is no reason for the Federal Reserve Board to cleave to the OTS's inaction instead of independently analyzing the facts upon which DGI's Petition is predicated and addressing Shepard's violations of the CBCA.

C. **The Second Circuit's Decision In *Gibbons* Supports DGI's Contention That Its Class A and Class B Common Stock Should Be Treated As Separate Classes Of Voting Securities**

15. Regulation LL provides that any party seeking to acquire 10% or more of **any class** of voting securities must submit a prior notice to and receive the prior approval of the Federal Reserve Board **before** exceeding the 10% threshold. *See* Petition at ¶ 18.

16. It is undisputed that Shepard owns more than 18% of DGI's Class A Common Stock and that he did not seek or obtain in advance – in fact has never sought or obtained – the Federal Reserve Board's approval prior to exceeding the 10% threshold. *See* Petition at ¶¶ 12, 19-20.

17. DGI's Class A Common Stock ("DGICA") and DGI's Class B Common Stock ("DGICB") are two separate classes of voting securities which should not be combined for the purposes of avoiding a violation of Regulation LL. *See* Petition at ¶¶ 12-13.

18. The Second Circuit's *Gibbons* decision was decided on January 7, 2013. A copy of the *Gibbons* decision is appended hereto as Exh. L.

19. In *Gibbons*, a case decided under section 16(b) of the Securities Exchange Act of 1934, the Second Circuit had to decide whether sales and purchases of two different classes of securities of the same issuer should be "paired" for the purpose of determining whether the short-swing profits prohibition of section 16(b) had been violated.

20. In *Gibbons*, the Second Circuit held that the two different classes of Discovery Communications, Inc. ("DCI") securities should not be "paired" and hence found there was no violation of section 16(b) because:

- The two classes – DCI Series A stock and DCI Series C stock – were not convertible into each other.
- The Series A stock and Series C stock had different voting rights, since the Series A stock had one vote per share and the Series C stock had no voting rights.

- The Series A stock and Series C stock were registered separately and traded separately on the NASDAQ.
- The Series A stock and Series C stock traded at separate prices.

Slip Op. at 3, 8-9. Given these differences, the Second Circuit held the Series A and Series C stocks were not "economically equivalent" and could not be paired for section 16(b) purposes. Slip. Op. at 8-10.

21. The same distinctions that governed the Second Circuit's decision in *Gibbons* apply here because:

- The two classes of DGI's securities – DGICA and DGICB – are not convertible into each other.
- DGICA has only one-tenth of a vote per share, whereas each share of DGICB has one vote per share.
- The DGICA and DGICB shares are registered separately and trade separately on the NASDAQ.
- The DGICA and DGICB shares trade at separate prices.

Accordingly, for purposes of Regulation LL, the DGICA and DGICB shares should not be "paired" or combined.

22. Given the differences between the DGICA and DGICB shares, Shepard should not be permitted to evade Regulation LL's prohibition on owning 10% or more of any class of a

voting security without prior notice to and the prior approval of the Federal Reserve Board.

Respectfully submitted,



/s/ David H. Pittinsky

David H. Pittinsky
BALLARD SPAHR LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103
215.864.8117
pittinsky@ballardspahr.com



/s/ Keith R. Fisher

Keith R. Fisher
BALLARD SPAHR LLP
1909 K Street, NW, 12th Floor
Washington, DC 20006
202.661.2284
fisherk@ballardspahr.com

Attorneys for Petitioner
Donegal Group Inc.

Dated: January 11, 2013

EXHIBIT H



Office of Thrift Supervision
Department of the Treasury
Harborside Financial Center Plaza Five, Suite 1600, Jersey City, NJ 07311
Telephone: (201) 413-7302 • Fax (201) 413-5842

Northeast Region
Michael E. Finn
Regional Director

November 24, 2010

OTS Nos.: 16137
H3434

Via Overnight Courier

Mr. Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

Re: Ownership of Donegal Group Inc.
Notice of Apparent Violation of Regulatory Requirements at 12 C.F.R. Part 574

Dear Mr. Shepard:

This notice concerns your ownership of Class A common stock, par value $0.01 per share ("Class A Shares") of Donegal Group Inc. ("Holding Company"), which is a savings and loan holding company for a savings association, Province Bank FSB ("FSB"). Holding Company and FSB are regulated by the Office of Thrift Supervision ("OTS"). Individuals who invest in the securities of savings associations and savings and loan holding companies are subject to the Change in Bank Control Act (the "Control Act"), 12 U.S.C. § 1817(j), which OTS implements through its regulations at 12 C.F.R. Part 574. The Control Act, as implemented by OTS regulations, generally prohibits an individual from acquiring[1] control of a savings and loan holding company[2] unless the individual previously has filed a Control Notice and received written notice of non-disapproval from OTS. See 12 C.F.R. §§ 574.3(b) and 574.6.

It appears that you have acquired Holding Company voting stock in violation of 12 C.F.R. § 574.3(b) and 12 U.S.C. § 1817(j)(1). This is because, pursuant to OTS regulations, you are presumed to have acquired control of Holding Company prior to May 12, 2010 by virtue of your purchases of Class A Shares and, prior to such presumptive acquisition of control, your failure to file a notice seeking OTS non-disapproval.

You are presumed to have acquired control of the Holding Company due to the operation of 12 C.F.R. §§ 574.4(b) and (c), which provide for rebuttable control determinations. Among other things an investor is presumed to have acquired control of an savings and loan holding company when: (1) the investor acquires more than 10% of any class of the company's voting stock, and (2) the investor is, or would be, one of the two largest holders of any class of the company's voting stock. According to the Holding Company's Schedule 14A filed with the U.S. Securities and Exchange Commission on March 15, 2010, you were listed, as of February 26, 2010, as the second largest holder of Class A Shares, with

[1] The term "acquire" is defined at 12 C.F.R. § 574.2(a).

[2] The regulations use the term "savings association". However, the term "savings association" has been defined to include savings and loan holding companies. *See* 12 C.F.R. § 574.2(p).

ownership of 8.4% of Class A Shares, based on a Schedule 13G amendment filed by you on February 16, 2010. The Schedule 13D filed by you on July 12, 2010 reported ownership of 15.8% of Class A Shares and indicates that your ownership exceeded 10% of Class A Shares prior to May 12, 2010.[3] Publicly available information indicates that you are, and have been, one of the two largest holders of the Class A Shares.

The OTS currently is in the process of determining what action it should take against you for your apparent violation of the Control Act and provisions of 12 C.F.R. Part 574. If you have any information that you would like to submit regarding this matter, please provide it to OTS attorney Gregory Rubis at this address by Tuesday, December 14, 2010. Your response should describe how you have divested or will divest yourself of Class A Shares to bring your level of ownership to, or below, the 10% threshold.

In addition, effective immediately and until OTS provides you with written notice of resolution of this matter, you are hereby directed by OTS in the following way:

1) You must refrain from exercising any voting rights with respect to more than 10% of Class A Shares; and
2) You must not acquire any additional Class A Shares.

If you have any questions about this matter please contact Gregory Rubis at (201) 413-7382.

Sincerely,



Michael E. Finn
Regional Director

cc: Gregory J. Rubis, Esq.

[3] Public securities filings by Holding Company show a relatively constant number of outstanding Class A Shares since December 31, 2009.

EXHIBIT I

RILEY BENNETT & EGLOFF, LLP

ATTORNEYS AT LAW

Answers, Advice and Advocacy

J. MARK MCKINZIE
Direct Fax: (317) 955-7156
E-mail: mmckinzie@rbelaw.com

CONFIDENTIAL

December 17, 2010

Mr. Michael E. Finn
Regional Director
Office of Thrift Supervision
Harborside Financial Center Plaza Five, Suite 1600
Jersey City, NJ 07311

Re: Ownership of Donegal Group Inc. Class A Shares by Gregory M. Shepard;
OTS Nos. 16137
H3434
Our file number: 2988.503

Dear Mr. Finn:

Thank you for your November 24, 2010 Notice letter concerning our client, Gregory M. Shepard's, ownership of Class A common shares of Donegal Group Inc. ("DGIC"). Please know we are appreciative of Mr. Rubis' extension of time with which to respond through Friday December 17, 2010.

We have reviewed the applicable citations to the Change in Bank Control Act (the "Control Act"), as well as the regulations thereunder, as implemented by the Office of Thrift Supervision ("OTS") at 12 C.F.R. Part 574. With respect to Mr. Shepard's equity ownership in DGIC, please know that Mr. Shepard's U.S. Securities and Exchange Commission filings have been truthful and accurate. Any technical violation which may have occurred was unknowing, involuntary, and inadvertent. He looks forward to being in full compliance with all applicable laws and regulations and to working with the OTS to bring a fair and equitable resolution to this matter. Important for consideration towards this goal, our review of the facts reveals the following:

- DGIC describes itself in its public filings as an insurance holding company whose insurance subsidiaries offer personal and commercial lines of property and casualty insurance to businesses and individuals in 18 Mid-Atlantic, Midwestern, and Southeastern states;

- Describing its organizational structure, DGIC indicates it owns 48.2% of Donegal Financial Services Corporation ("DFSC"), a registered savings and loan holding company that in turn, owns Province Bank FSB ("FSB"). DGIC indicates that its investment in DFSC is "not material to our operations" but believes the investment will enhance its property and casualty insurance product offerings;
- FSB is subject to regulation and supervision by OTS, as the primary regulator of federal savings banks and the primary purpose of the statutory and regulatory effort by the OTS is to protect depositors in financial institutions and the financial system as a whole;
- On July 12, 2010, Mr. Shepard filed a Schedule 13D Filing with U.S. Securities and Exchange Commission ("SEC") disclosing his ownership of the Class A shares in question (and including as exhibits his correspondence of June 25, 2010 and July 12, 2010 to DGIC and its July 9, 2010 correspondence to him). In DGIC's response there is no mention of its status as a regulated savings and loan holding company and the applicable regulatory requirements;
- Mr. Shepard acknowledges compliance with the direction from the OTS that, until written notice of resolution of this matter has been received by him from the OTS, he:

  - will refrain from exercising any voting rights with respect to more than 10% of Class A shares; and
  - will not acquire any additional Class A shares;

- As of receipt of OTS's correspondence of November 24, 2010, Mr. Shepard's combined share holdings of DGI represent a voting power of only 9.2% of the outstanding voting securities of DGIC. When combined with DGIC's ownership of 48.2% of DFSC, Mr. Shepard's indirect ownership of FSB is approximately 4.4%.

As stated above, Mr. Shepard is committed to being in full compliance with the laws and regulations referenced in your correspondence of November 24, 2010. From our review of said laws and regulations, we believe that if our client had filed a formal application for Rebuttal of the Presumption of Control Agreement, pursuant to Section 320 of the OTS Application Handbook, he would have qualified for a written notice of non-disapproval. Specifically, the facts of this case are aligned closely with those requirements referenced in 12 C.F.R. § 574.100, the Rebuttal of Control Agreement:

- Our client did not acquire the Class A shares in question for the purpose or effect of changing the control of DGIC, DFSC, or FSB or in connection with or as a participant in any transaction having such purpose or effect;

- Our client has no intention (and no ability) to manage or control, directly or indirectly, DGIC, DFSC, or FSB. Although our client is nominally listed as the second largest holder of DGIC stock, the largest holder, Donegal Mutual Insurance Company ("DMIC"), holds [66%] of the voting power of the DCIG shares and dwarfs our client's position. Given the incontrovertible control position of DMIC, it is impossible for our client to ever be in a control position;
- Not only does DMIC overwhelmingly control DGIC, DMIC also directly owns approximately 52% of DFSC. By contrast, DGIC owns approximately 48% of DFSC. Therefore, DMIC, not DGIC, is in control of the management and policies of DFSC, and thus also of FSB;
- Although the Class A common shares of DGIC are voting stock, each Class A share has 1/10 of a vote. By contrast, each share of Class B common stock of DGIC has a full vote, which is ten times the voting power of a Class A share. Accordingly, Mr. Shepard's ownership of Class A shares of DGIC gives him voting power equivalent to that of approximately 1.6% of the Class B shares of DGIC;
- Our client has not sought and does not currently seek, nor has he accepted, any representation on the board of directors of DGIC, DFSC, or FSB nor has he sought or currently seeks to serve as the chairman of the board of directors, or chairman of an executive or similar committee of DGIC, DFSC, or FSB, or board of directors or as president or chief executive officer of DGIC, DFSC, or FSB;
- Our client has not engaged or proposed to engage in any intercompany transaction or profit-sharing arrangement with DGIC, DFSC, or FSB or their affiliates. Our client holds no debt or debt-like instruments in any of DGIC, DFSC or FSB. Our client has not pledged any assets for the benefit of DGIC, DFSC or FSB, nor have any assets of any of them been pledged for the benefit of our client. Our client is not a guarantor or surety for and obligation owed by any of DGIC, DFSC or FSB;
- Our client has never proposed a director in opposition to nominees proposed by the management of DGIC, DFSC, or FSB;
- Our client has not participated in the solicitation of proxies with respect to any matter presented to the stockholders of DGIC, DFSC, or FSB. Our client does not hold proxies, revocable or otherwise, from any other party, and no party has granted to our client a proxy, revocable or otherwise. Our client has not granted any proxy on his shares to any other party. Our client is not a party to any voting trust agreement. Our client is not acting in concert with any other party with respect to any matter pertaining to DGIC, DFSC or FSB;
- Additionally, our client has not done and has no present intention to do any of the following:

- Influence or attempt to influence in any respect the loan and credit decisions or policies of DGIC, DFSC, or FSB, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operation or similar activities of DGIC, DFSC, or FSB;
- Influence or attempt to influence the dividend policies and practices of DGIC, DFSC, or FSB or any decisions or policies of DGIC, DFSC, or FSB as to the offering or exchange of any securities;
- Seek to amend, or otherwise take action to change, the bylaws, articles of incorporation, or charter of DGIC, DFSC, or FSB;
- Exercise, or attempt to exercise, directly or indirectly, control or a controlling influence over management, policies or business operations of DGIC, DFSC, or FSB; or
- Seek or accept access to any non-public information concerning DGIC, DFSC, or FSB (our client's relationship with DGIC is at best arm's length. Mr. Shepard has not received, nor expects to ever receive any non-public information from DGIC).

In sum, the facts and circumstances surrounding Mr. Shepard's stock ownership in Class A DGIC shares closely aligns with all of the factors listed for a factually-based rebuttal of the presumption of control under 12 C.F.R. Part 574. Mr. Shepard is and always has been in a position of non-control relative to all measurable factors of control as listed under OTS guidelines. In fact, he has not controlled and has no ability to control, influence, or in any way be a factor in any decisions with regard to FSB, directly or indirectly. All relevant facts as defined by OTS show Mr. Shepard does not have any control whatsoever.

Therefore, we anticipate filing a formal application pursuant to the terms and requirements of Section 3.20 of the OTS Application Handbook for consideration by the OTS to make a determination consistent with these facts for issuance of a letter by the OTS regarding its acceptance of a rebuttal of control on the part of Mr. Shepard. Through the completion of this process, Mr. Shepard looks forward to being in full compliance with OTS and to maintaining this compliance going forward.

If you or Mr. Rubis have any additional questions about this matter, please feel free to contact me at my direct dial number (317) 955-7116. Lastly, Mr. Shepard respectfully requests that this matter be afforded confidential treatment through its resolution for privacy reasons and because disclosure might affect the public stock price of DGIC.

Sincerely,

RILEY BENNETT & EGLOFF, LLP



J. Mark McKinzie
on behalf of Gregory M. Shepard

cc: Mr. Gregory J. Rubis, Esq.
Mr. Gregory M. Shepard

EXHIBIT J



Office of Thrift Supervision
Department of the Treasury
Harborside Financial Center Plaza Five, Suite 1600, Jersey City, NJ 07311
Telephone: (201) 413-7302 • Fax (201) 413-5842

Northeast Region
Michael E. Finn
Regional Director

VIA FIRST CLASS MAIL

February 28, 2011

Mr. Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

Re: Donegal Group Inc. (Donegal) and
Province Bank FSB (Association)
Marietta, Pennsylvania– OTS Nos. H3434 and 16137
12 C.F.R. Part 574

Dear Mr. Shepard:

The Office of Thrift Supervision (OTS) has considered the letter from your counsel dated December 17, 2010 and has discussed the matter with the legal department of OTS in Washington, DC. Based on the the facts as we understand them, and while we do not concur with the analysis set forth in the letter, we have concluded that you are not in violation of the rules at this time.

Please direct any questions regarding this matter to Senior Attorney Gregory Rubis at (201) 413-7382.

Sincerely,

Michael E. Finn
Regional Director

cc: J. Mark McKinzie, Esq.
Riley Bennett & Egloff, LLP
Fourth Floor
141 E. Washington Street
Indianapolis, Indiana 46204

EXHIBIT K

J. MARK MCKINZIE
Direct Fax: (317) 955-7156
E-mail: mmckinzie@rbelaw.com

March 3, 2011

Mr. Gregory Rubis
Office of Thrift Supervision
Harborside Financial Center Plaza Five, Suite 1600
Jersey City, NJ 07311

Re: Ownership of Donegal Group Inc. Class A Shares by Gregory M. Shepard;
OTS Nos. 16137
H3434
Our file number: 2988.503

Dear Greg:

Thank you for forwarding a courtesy copy of the letter issued by the Northeast Regional Director of OTS to my client, Gregory M. Shepard, and for your displayed professionalism and courtesy throughout this matter.

The conclusion was reached that Mr. Shepard is not in violation of OTS rules. Please know it is his desire to remain in compliance on an ongoing basis. Toward this end, this letter is to confirm and memorialize our discussions that Class A and Class B shares of Donegal Group, Inc. ("DGIC") are treated as one "class" of stock for purposes of applying the provisions of 12 C.F.R. Part 574. (this is consist with OTS opinions found in 1994 OTS Lexis 4, involving composition of a class of voting stock and 1998 FHLBB (predecessor to OTS) Lexis 316, referencing the combined voting power in the context of a Tender Offer proposed by an issuer.)

Therefore, as we discussed, Mr. Shepard has the ability to acquire both A and B shares of DGIC to a combined voting power of up to 9.9%, at which time the Change in Bank Control Act at 12 U.S.C. § 1817(j), which the OTS implements through its regulations at 12 C.F.R. Part 574 would require Mr. Shepard to file a Control Notice and receive written Notice of Non-Disapproval from OTS prior to his purchasing additional shares of either class of stock.

Greg, again, thank you for your professionalism and efficiency in bring this matter to a conclusion.

Sincerely,

RILEY BENNETT & EGLOFF, LLP

J. Mark McKinzie

JMM/2988.503/mcl/00323687

EXHIBIT L

11-3620-cv
Gibbons v. Malone

UNITED STATES COURT OF APPEALS
FOR THE SECOND CIRCUIT

August Term, 2012

(Argued: September 21, 2012 Decided: January 7, 2013)

Docket No. 11-3620-cv

MICHAEL D. GIBBONS,

Plaintiff-Appellant,

v.

JOHN C. MALONE,

Defendant-Appellee,

and

DISCOVERY COMMUNICATIONS, INC.,

Nominal Defendant-Appellee.

Before: LEVAL, CABRANES, and KATZMANN, Circuit Judges.

Section 16(b) of the Securities Exchange Act of 1934 provides for the disgorgement of profits that corporate insiders realize "from any purchase and sale, or any sale and purchase, of any equity security of [the corporate] issuer . . . within any period of less than six months." 15 U.S.C. § 78p(b). In this appeal, which follows the dismissal of the complaint under Rule 12(b)(6) in the

United States District Court for the Southern District of New York (Barbara S. Jones, *Judge*), the question presented is whether this so-called "short-swing profit rule" applies when a corporate insider sells shares of one type of stock issued by the insider's company and purchases shares of a *different* type of stock in that same company. We hold, absent any guidance from the SEC, that § 16(b) does not apply to transactions of this sort involving separately-traded, nonconvertible stocks with different voting rights.

Affirmed.

DANIEL E. DOHERTY (Charles J. Hyland, *on the brief*), Law Offices of Daniel E. Doherty, Overland Park, KS, *for Plaintiff-Appellant Michael D. Gibbons.*

ALEXANDRA M. WALSH (Seth T. Taube and Melissa Armstrong, *on the brief*), Baker Botts L.L.P., Washington, DC, and New York, NY, *for Defendant-Appellee John C. Malone.*

JOHN F. BATTER III (Nolan J. Mitchell, *on the brief*), Wilmer Cutler Pickering Hale and Dorr, Boston, MA, *for Nominal Defendant-Appellee Discovery Communications, Inc.*

JOSÉ A. CABRANES, *Circuit Judge*:

Section 16(b) of the Securities Exchange Act of 1934 (the "1934 Act") provides for the disgorgement of profits that corporate insiders[1] realize "from any purchase and sale, or any sale and purchase, of any equity security of [the corporate] issuer . . . within any period of less than six months." 15 U.S.C. § 78p(b). The question presented is whether this so-called "short-swing profit rule" applies when a corporate insider sells shares of one type of stock issued by the insider's company and purchases shares of a *different* type of stock in that same company. We hold, absent

[1] The term "insider" is frequently used in this context as a short-hand way of referring to any person "who is directly or indirectly the beneficial owner of more than 10 percent of any class of any equity security (other than an exempted security) which is registered pursuant to section 78*l* of this title, or who is a director or an officer of the issuer of such security." 15 U.S.C. § 78p(a)(1) ("Section 16(a) of the 1934 Act").

any guidance from the Securities and Exchange Commission ("SEC"), that § 16(b) does not apply to transactions of this sort involving separately traded, nonconvertible stocks with different voting rights.

BACKGROUND

The facts in this case are straightforward and uncontested. Between December 4, 2008 and December 17, 2008, defendant-appellee John Malone—a director and large shareholder of Discovery Communications, Inc. ("Discovery")—engaged in nine sales of Discovery's "Series C" stock totaling 953,506 shares, and ten purchases of Discovery's "Series A" stock totaling 632,700 shares. Just under two years later, plaintiff-appellant Michael Gibbons brought this shareholder suit,[2] seeking disgorgement of "profits" that Malone realized from these transactions. Gibbons alleges that Malone obtained "illicit profits in the amount of at least $313,573" from these trades. Complaint ¶ 54.

Discovery's Series A stock and Series C stock are different equity securities, are separately registered, and are traded separately on the NASDAQ stock exchange under the ticker symbols DISCA and DISCK, respectively. The principal difference between the two securities is that Series A stock comes with voting rights—one vote per share—whereas Series C stock does not confer any voting rights. Series A stock and Series C stock are not convertible into each other. On the open market in late 2008 and early 2009, Series A stock generally traded at slightly higher prices than Series C stock, though occasionally not. On the nine relevant dates in question, the closing prices of Series A stock varied from about four-percent to eight-percent higher than the respective closing prices of Series C stock.

[2] As relevant here, 15 U.S.C. § 78p(b) allows "the owner of any security of the issuer" to sue for disgorgement "if the issuer shall fail or refuse to bring such suit." *See generally Donoghue v. Bulldog Investors Gen. P'ship*, 696 F.3d 170, 173–180 (2d Cir. 2012) (describing the framework of shareholder suits under § 78p(b), and holding that such suits are consistent with Article III standing principles). Here, Discovery informed Gibbons that it would not bring suit against Malone because it did not believe that his transactions fell within the scope of § 16(b).

Following a motion to dismiss under Rule 12(b)(6) of the Federal Rules of Civil Procedure, the United States District Court for the Southern District of New York (Barbara S. Jones, *Judge*) dismissed Gibbons's complaint for failure to state a viable § 16(b) disgorgement claim. The Court explained that the statute's use of the term "any equity security"—written in the singular—"undermines [Gibbons's] argument, as his theory requires the purchase and sale of any equity *securities*, rather than of one equity security." *Gibbons v. Malone*, 801 F. Supp. 2d 243, 247 (S.D.N.Y. 2011) (emphasis in original). The Court further pointed out that, unlike other financial instruments that are treated as functionally equivalent under § 16(b), Discovery's Series A stock and Series C stock are not convertible and do not have a fixed value relative to each other. *See id.* at 247–49. Finally, the Court noted:

> [T]he Court is unpersuaded by Plaintiff's policy arguments regarding the likelihood that "[p]ermitting short-swing trading between voting and non-voting common stock would make evasion of Section 16 trivially easy." (Pl. Br. at 11.) Even if this were true, the Supreme Court has "recognized the arbitrary nature of section 16(b), which is widely recognized as a 'crude rule of thumb'" to curb insider trading. *Schaffer v. Dickstein & Co., L.P.*, 1996 WL 148335[,] at *5 (S.D.N.Y. Apr. 2, 1996) (citing *Reliance Electric Co. v. Emerson Electric Co.*, 404 U.S. 418, 422 . . . (1972) & *Blau v. Lamb*, 363 F.2d 507, 515 (2d Cir. 1966)). The Supreme Court has also noted that "serving the congressional purpose [of Section 16(b)] does not require resolving every ambiguity in favor of liability . . . [.]" *Foremost-McKesson, Inc. v. Provident Securities Co.*, 423 U.S. 232, 252 . . . (1976). Further, Plaintiff's desired result would lead to a blurring of the bright-line rule established by Section 16(b), which was specifically "designed [by Congress] for easy application" . . . . *Cummings v. C.I.R.*, 506 F.2d 449, 453 (2d Cir. 1974).

Id. at 249. This appeal followed, raising the same question—namely, whether § 16(b) applies when an insider buys and sells shares of *different* types of stock in the same company, where those securities are separately traded, nonconvertible, and come with different voting rights.

DISCUSSION

We review *de novo* a district court's dismissal under Rule 12(b)(6), "construing the complaint liberally, accepting all factual allegations in the complaint as true, and drawing all reasonable inferences in the plaintiff's favor." *Chase Grp. Alliance LLC v. City of N.Y. Dep't of Fin.*, 620 F.3d 146,

150 (2d Cir. 2010) (internal quotation marks omitted). "To survive a motion to dismiss, a complaint must contain sufficient factual matter, accepted as true, to state a claim to relief that is plausible on its face." *Ashcroft v. Iqbal*, 556 U.S. 662, 678 (2009) (internal quotation marks omitted). "A claim has facial plausibility when the plaintiff pleads factual content that allows the court to draw the reasonable inference that the defendant is liable for the misconduct alleged." *Id.*

A.

The issue presented in this appeal is one of statutory interpretation, so we begin by examining the statutory text. *See Schindler Elevator Corp. v. United States ex rel. Kirk*, 131 S. Ct. 1885, 1891 (2011). Section 16(b) of the 1934 Act provides, in relevant part:

> For the purpose of preventing the unfair use of information which may have been obtained by such beneficial owner, director, or officer by reason of his relationship to the issuer, any profit realized by him from any purchase and sale, or any sale and purchase, of any equity security of such issuer . . . within any period of less than six months . . . shall inure to and be recoverable by the issuer, irrespective of any intention on the part of such beneficial owner, director, or officer in entering into such transaction . . . . This subsection shall not be construed to cover . . . any transaction or transactions which the [SEC] by rules and regulations may exempt as not comprehended within the purpose of this subsection.

15 U.S.C. § 78p(b). Notably, although § 16(b) is designed to curb the use of nonpublic knowledge by corporate "insiders," *see* note 1, *ante*, the provision offers merely the "prophylactic" remedy of disgorgement, *Blau v. Lehman*, 368 U.S. 403, 414 (1962), and "operates mechanically, with no required showing of intent" to profit from the use of inside information, *At Home Corp. v. Cox Commc'ns, Inc.*, 446 F.3d 403, 407 (2d Cir. 2006). The statute, in other words, "imposes a form of strict liability." *Credit Suisse Sec. (USA) LLC v. Simmonds*, 132 S. Ct. 1414, 1417 (2012) (internal quotation marks omitted).

As we have previously explained, "if the conversion can be paired with another 'sale' or 'purchase,' and the paired transactions occur within a six-month period, the paired transactions are . . . the type of insider activity that Section 16(b) was designed to prevent," *Blau v. Lamb*, 363 F.2d

507, 517 (2d Cir. 1966), but transactions of securities that cannot be "paired" are not within the scope of § 16(b). *Cf. Foremost-McKesson, Inc. v. Provident Sec. Co.*, 423 U.S. 232, 243–44 (1976) (short-swing profit rule applies to profits realized from "a pair" of securities transactions). The question presented is whether a sale of one security and a purchase of a different security issued by the same company can be "paired" under § 16(b).

Congress's use of the singular term "any equity security" supports an inference that transactions involving *different* equity securities cannot be paired under § 16(b). *See At Home Corp.*, 446 F.3d at 408–09. As the District Court explained, correctly in our view:

> The text limits liability to profits realized from "the purchase and sale, or sale and purchase, of any equity security of the issuer." The drafters specifically chose to group "purchase and sale" and "sale and purchase" into single compounded units. This indicates that, to incur Section 16(b) liability, an insider's "purchase and sale" or "sale and purchase" must both be directed at the same prepositional object—i.e. the same equity security.

Gibbons, 801 F. Supp. 2d at 247; *cf. Am. Standard, Inc. v. Crane Co.*, 510 F.2d 1043, 1058 (2d Cir. 1974) ("The statute speaks of 'such issuer' in the singular. There is no room for a grammatical construction that would convert the singular into a plural."). The regulations promulgated by the SEC implicitly support this understanding of § 16(b) by noting that that the statute covers the purchase and sale, or sale and purchase, of "a security," and by providing for an exception when the purchase and sale of "such security" meets certain conditions. 17 C.F.R. § 240.16b-1.

Gibbons focuses on the statute's use of the word "any," but that word is unhelpful to his argument. No one doubts that Discovery's Series A stock and Series C stock are equity securities.[3] As we have just explained, however, the reason that the purchase and sale of *different* equity securities

[3] 15 U.S.C. § 78c(11) defines the term "equity security" as:

> any stock or similar security; or any security future on any such security; or any security convertible, with or without consideration, into such a security, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any other security which the Commission shall deem to be of similar nature and consider necessary or appropriate, by such rules and regulations as it may prescribe in the public interest or for the protection of investors, to treat as an equity security.

falls outside of the scope of the statute is because the term "equity security" is singular—not because the securities at issue, viewed alone, would not fall within the meaning of the term "any equity security."

Accordingly, as we recently observed in passing, § 16(b) applies to the purchase and sale, or sale of purchase, of "the same security." *Analytical Surveys, Inc. v. Tonga Partners, L.P.*, 684 F.3d 36, 43 (2d Cir. 2012). Indeed, it has been our longstanding view that although § 16(b) "*might* be read literally to permit a recovery where stock of one class is purchased and stock of another class sold," the likelihood "that Congress intended such a result is beyond the realm of judicial fantasy." *Smolowe v. Delendo Corp.*, 136 F.2d 231, 237 n.13 (2d Cir. 1943) (emphasis supplied).

B.

Gibbons argues that Discovery's Series A stock and Series C stock are "the same security" for purposes of the short-swing profit rule because those types of stock are "economically equivalent."[4] Though we do not decide the issue here, we note that § 16(b) could apply to transactions where the securities at issue are not meaningfully distinguishable. As a textual matter, it is settled that § 16(b) is not limited to "the purchase and sale of the *same certificates* of stock . . . ." *Smolowe*, 136 F.2d at 237 n.13 (emphasis supplied). Indeed, being able to match "the particular shares bought or sold" is "wholly irrelevant" under § 16(b) because of the "the fungible nature of shares of stock." *Gratz v. Claughton*, 187 F.2d 46, 51 (2d Cir. 1951). And in the related context of interpreting § 16(a) of the 1934 Act, *see* note 1, *ante*, we have explained that "corporate labels are not necessarily binding on the court," and that we would refuse to distinguish two ostensibly different securities based on a "sham characterization." *Ellerin v. Mass. Mut. Life Ins. Co.*, 270 F.2d 259, 265 (2d Cir. 1959).

[4] We refer to the "types of stock" not to introduce a new term of art into the securities-law lexicon, but rather, to avoid using existing terms of art such as "class" or "series," which have varied uses and meanings in securities law, particularly among the several states. Section 16(b) applies to the purchase and sale (or sale and purchase) of "any equity security"—*not* "any equity security within a class," or "any equity security within a series."

Recognizing the equivalence of essentially indistinguishable securities would also comport with the purpose of the short-swing profit rule. Although individual applications of § 16(b) do not depend at all on an insider's intent, *At Home Corp.*, 446 F.3d at 407, we generally interpret ambiguous terms of § 16(b) in a way "that best serves the congressional purpose of curbing short-swing speculation by corporate insiders," *Reliance Elec. Co. v. Emerson Elec. Co.*, 404 U.S. 418, 424 (1972). When two types of stock are not meaningfully different, the risk of short-swing speculation is likely to be much higher than when those stocks are distinguishable, because shareholders would typically have little reason to convert holdings of one type of stock into holdings of another type that is effectively the same.

Discovery's Series A stock and Series C stock, however, are readily distinguishable. Most importantly, Series A shares confer voting rights, whereas Series C shares do not.[5] The two securities, therefore, are distinct not merely in name but also in substance. An insider could easily prefer one security over the other for reasons not related to short-swing profits.

Nor are Discovery's Series A stock and Series C stock the same security because of the so-called "economic equivalence" principle to which we have occasionally referred in earlier cases.

---

[5] Though not raised by the parties, we are aware of our comment in *Lamb*, 363 F.2d 507, that "the increase in voting power" caused by the conversion of the convertible securities at issue in that case was "irrelevant to the central question whether the conversion facilitated short-swing trading." *Id.* at 522. Understood in context, that statement does not contradict our reasoning here. In *Lamb*, the securities at issue were convertible at a fixed ratio, and therefore we took for granted that the purchased *convertible* security (preferred stock) could be paired with the sold *converted* security (common stock) for purposes of § 16(b). The question presented in *Lamb* was whether the conversion of the preferred stock into common stock at the fixed ratio constituted a "sale" under § 16(b). We explained that the voting rights and dividend attributes distinguishing common stock from preferred stock in *Lamb* were "irrelevant for present purposes" because those differences did not present the insider with "the possibility of reaping a trading advantage" by exercising the conversion right. *Id.*

By contrast, in this case it is undisputed that Malone "sold" the Series C stock, and we must instead assess whether the purchased security and the sold security can be "paired" as the same equity security under § 16(b). The question here, in other words, is *not* whether to limit the scope of § 16(b) based on a lack of apparent risk of speculative abuse but whether the relevant transactions may be paired under § 16(b) in the first place. In this context, we have explained that a risk of speculative abuse is insufficient to trigger liability. *Gwozdzinsky v. Zell/Chilmark Fund, L.P.*, 156 F.3d 305, 310 (2d Cir. 1998). Accordingly, although the presence of voting rights is irrelevant in deciding whether, in certain circumstances, to construe a conversion as not a "sale," thus "*remov[ing]* the exchange from the ambit of Section 16(b)," *Lamb*, 363 F.2d 507 (emphasis supplied), the fact that here the voting rights differ between the two nonconvertible stocks at issue is highly relevant to whether those stocks may be paired under § 16(b).

See, e.g., *Lamb*, 363 F.2d at 522. Rather, that principle has developed in the context of fixed-ratio *convertible* instruments, particularly with respect to whether exercising the conversion right is a "purchase" or "sale" within the meaning of § 16(b). As we explained in *Lamb*,

> [I]n general, the purchase by an insider of his issuer's convertible securities, followed in less than six months by their conversion, cannot facilitate short-swing trading for speculative profits in the convertible securities because normal market activity, including arbitrage trading, will insure that the convertible securities have a market price at least equivalent to the aggregate price of the securities into which they are convertible . . . .

Id. at 521. In other words, the fixed-ratio convertibility feature is what distinguishes economically equivalent securities. Indeed, we observed in *Lamb*, "at the risk of being obvious, . . . that 'economic equivalence' has no relevance in a situation where the convertible security did not trade at a price at least equivalent to the aggregate price of the securities into which it was convertible."[6] *Id.* at 524–25. Accordingly, two nonconvertible securities whose prices fluctuate relative to one another do not qualify as "economically equivalent."

Our understanding of "economic equivalence" is consistent with the views of the SEC, which is "uniquely experienced in confronting short-swing profiteering." *At Home Corp.*, 446 F.3d at 409. Based on its authority to interpret the 1934 Act, the SEC has explained that "derivative securities" that are considered an equity security under § 16(b) include "any option, warrant, convertible security . . . or similar right with an exercise or conversion privilege at a price related to an equity security, or similar securities with a value derived from the value of an equity security," 17 C.F.R. § 240.16a-1(c), but do not include "[r]ights with an exercise or conversion privilege at a price that is not fixed," *id.* § 240.16a-1(c)(6). Under the SEC regulations, obtaining certain financial instruments with a fixed-ratio conversion feature thus also qualifies as a "purchase" of the security

[6] We also noted that "it is clear that 'logic' does not require that 'economic equivalence' be equally relevant" in answering other questions relating to the interpretation of § 16(b). *Lamb*, 363 F.2d at 524.

within the meaning of § 16(b).[7] *See id.* § 240.16b-6 (providing rules to determine the relevant transaction dates and to calculate profits with respect to transactions involving options, derivatives, and the like). Because the two securities at issue here are not convertible, however, the SEC rules are of no help to Gibbons's argument and merely reinforce our conclusion that the Series A stock and Series C stock cannot be paired under § 16(b).

C.

Having failed to show equivalence between Discovery's Series A stock and Series C stock, Gibbons asks us to enter uncharted territory by holding that the two securities are sufficiently "similar" to be paired under § 16(b). We acknowledge the plausibility of this interpretation. As the leading academic text remarks, "§16(b) is not explicit to the effect that the purchase and sale must be of the same class, and this section *might* be applied to the purchase and sale of different 'classes' that were substantially similar." LOUIS LOSS & JOEL SELIGMAN, FUNDAMENTALS OF SECURITIES REGULATION 714 (5th ed. 2004). Nonetheless, we decline to go down this road absent SEC direction.[8]

The "substantial similarity" interpretation of § 16(b) runs into at least two obstacles. First, as we explained above, the statutory text appears to require sameness, not similarity. Thus, while we have deferred to the SEC's rules regarding convertible instruments, *see, e.g.*, *Analytical Surveys*, 684 F.3d at 48–49, in the circumstances presented we are still reluctant to venture beyond a straightforward reading of the text. Second, although we generally give ambiguous terms of § 16(b) "the construction that best serves the congressional purpose of curbing short-swing speculation by corporate insiders," *Reliance Elec.*, 404 U.S. at 424, we have also explained that § 16(b) creates "mechanical requirements," *Gwozdzinsky v. Zell/Chilmark Fund, L.P.*, 156 F.3d 305, 310 (2d Cir.

---

[7] By contrast, "[t]he acquisition of a floating-price option or convertible security is . . . not a purchase under § 16(b)." *Analytical Surveys*, 684 F.3d at 49 (citing 17 C.F.R. § 240.16a-1(c)(6)).

[8] Of course, we have no occasion to consider what effect future SEC guidance might have on the conclusions that we reach today.

1998), and is "'simple and arbitrary in its application,'" *At Home Corp.*, 446 F.3d at 409 (quoting *Whiting v. Dow Chem. Co.*, 523 F.2d 680, 687 (2d Cir. 1975)); *cf. Foremost-McKesson*, 423 U.S. at 252 ("[S]erving the congressional purpose does not require resolving every ambiguity in favor of liability under § 16(b). . . . [C]ourts should not be quick to determine that, despite an acknowledged ambiguity, Congress intended the section to cover a particular transaction."). As the Supreme Court explained in *Reliance Electric*, Congress intended for § 16(b) to be "a relatively arbitrary rule capable of easy administration," rather than one that "reach[es] every transaction in which an investor actually relies on inside information." 404 U.S. at 422. Gibbons's invitation to adopt a jurisprudence of "similarity" runs contrary to this fundamental statutory purpose. The obvious difficulty of calculating an insider's "profits" in this context further underscores the administrability concerns that a doctrine of "similarity" would create.

Undeterred, Gibbons argues that § 16(b) should apply because of the heightened degree of similarity between the two securities at issue in "*this* case," and that we need not grapple with cases that "may come along that will require a tougher call by this Court." Appellant's Reply Br. 4 (emphasis in original). This argument misses the point. Whether to adopt a similarity-based approach to the term "equity security" in § 16(b) is a threshold interpretive question of whether § 16(b) creates rules or standards. As we have already explained, § 16(b) is designed not only to stem a risk of insider abuse—which we readily acknowledge could present itself in these circumstances—but also to create *rules* that can be mechanically applied. *Cf. Gwozdzinsky*, 156 F.3d at 310 (explaining that the potential for speculative abuse in particular circumstances is insufficient to trigger liability under § 16(b)). Accordingly, the better interpretation of § 16(b) is that the statute simply does not apply to these nonpairable transactions.

Nor does the Eleventh Circuit's opinion in *Gund v. First Florida Banks, Inc.*, 726 F.2d 682 (11th Cir. 1984) cast doubt on our conclusion. That case involved an insider's sale of convertible debentures and subsequent purchase of common stock using the proceeds of the sales. *Id.* at 684. Gund—the "insider"—argued that because of the structure and market prices of the respective financial instruments, his transactions "contain[ed] no potential for insider abuse." *Id.* at 686. The Eleventh Circuit found this "pragmatic" argument to be inapposite, explaining that § 16(b) "literally applies to Gund's transactions" because Gund had "stipulated to every element of section 16(b) liability." *Id.* at 687. With "no ambiguity to resolve," the Court concluded that disgorgement was required. *Id.*

The *Gund* decision is short on analysis, but the holding seems to rely on the convertibility of the instruments at issue. The Eleventh Circuit pointed out that Gund had transacted "convertible and conversion securities," *id.* at 687, and that instead of converting the debenture, Gund's transaction "involv[ed] the sale of a convertible security and the purchase of the conversion security," *id.* at 687 n.7. As best we can tell, *Gund* stands for the proposition that convertibility between financial instruments is a *sufficient* condition to make those instruments matching securities under § 16(b). Whether that proposition is good law in this Circuit is beside the point here, because the question raised in the present case is whether convertibility is a *necessary* condition for two different securities to be paired under § 16(b). In sum, *Gund* has no bearing on our resolution of this case.

CONCLUSION

To summarize, we hold that an insider's purchase and sale of shares of different types of stock in the same company does not trigger liability under § 16(b) of the Securities Exchange Act of 1934, 15 U.S.C. § 78p(b), where those securities are separately traded, nonconvertible, and come with different voting rights.

Accordingly, the judgment of the District Court is **AFFIRMED**.

LATHROP & GAGE LLP

VIC PETERSON
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January 4, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934 (the "Exchange Act"); Rule 14a-8
Submission of Stockholder Proposal (the "2013 Proposal"), attached as **Exhibit A**,
by Gregory M. Shepard (the "Proponent")

Ladies and Gentlemen:

On behalf of the Proponent, we are writing in response to the request for a no-action letter submitted to the Staff of the Division of Corporation Finance (the "Staff") on December 27, 2012, by John W. Kauffman ("Mr. Kauffman") of Duane Morris LLP on behalf of DGI ("DGI's No-Action Request").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008), on behalf of the Proponent, we have emailed this letter to the Staff at shareholderproposals@sec.gov. Because we have submitted this letter electronically, we have not enclosed the additional six copies that Rule 14a-8(j) would otherwise require. We are also sending copies of this letter to Mr. Kauffman via email and to DGI via overnight delivery. On behalf of the Proponent, we confirm that the Proponent will promptly forward to DGI any Staff response to DGI's No-Action Request and the correspondence related thereto that the Staff transmits only to us.

To assist the Staff in its determination, this letter rebuts each argument made in DGI's No-Action Request in the order in which they were presented there. We aim in this letter to convince the Staff that DGI lacks sufficient grounds for excluding the 2013 Proposal under Rules 14a-8(i)(7), -(2), -(4), -(6), and -(3), respectively. Accordingly, we respectfully request that the Staff decline to assure DGI that it would not recommend enforcement action if DGI excludes the 2013 Proposal from its proxy materials for DGI's 2013 shareholders' meeting.

A. The 2013 Proposal Does Not Deal with Matters Relating to DGI's Ordinary Business Operations, So DGI May Not Exclude the 2013 Proposal under Rule 14a-8(i)(7).

This is "Round Two" between the Proponent and DGI for shareholder proposals. Last year, the Proponent timely submitted to DGI an original shareholder proposal and later submitted a revised shareholder proposal. In response to a no-action request by DGI, the Staff concluded that DGI could exclude the original proposal under Rule 14a-8(i)(7) because it related to ordinary business operations, and that DGI could exclude the revised proposal under Rule 14a-8(e)(2) because it was submitted after the deadline.

The Proponent's original shareholder proposal last year requested DGI's Board of Directors (i) to appoint a committee to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DGI's controlling shareholder, Donegal Mutual Insurance Company ("Donegal Mutual"), with another mutual insurer, followed by the sale or merger of DGI, (ii) to instruct the committee to retain an investment banking firm to advise the committed about strategic alternatives, and (iii) to authorize the solicitation and evaluation of offers for the merger of Donegal Mutual followed by the sale or merger of DGI.

In its no-action letter dated February 16, 2012, attached as **Exhibit B**, the Staff concluded that there appeared to be some basis for DGI's view that DGI could exclude the Proponent's original 2012 proposal under Rule 14a-8(i)(7) as relating to DGI's ordinary business operations. The Staff noted that this original proposal "appears to relate to both extraordinary transactions and non-extraordinary transactions. Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)."

The Proponent's revised 2012 shareholder proposal requested DGI's Board of Directors (i) to engage an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or sale or outright sale of DGI and (ii) to take all other steps necessary to seek a sale or merger of DGI on terms that would maximize value for shareholders. The Staff allowed DGI to exclude this revised 2012 shareholder proposal under Rule 14a-8(e)(2) because it was submitted after the deadline, as noted above. However, the Staff did not address any other possible bases for excluding the Proponent's revised 2012 shareholder proposal, and did not determine that the revised proposal was excludable under Rule 14a-8(i)(7).

The Proponent's 2013 Proposal states:

"RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders."

The 2013 Proposal, if approved by DGI's shareholders at its 2013 annual meeting, would make two requests to DGI's Board of Directors: (1) To "engage an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI"; and (2) To "actively seek a sale or merger of DGI on terms that will maximize share value for shareholders."

The 2013 Proposal carefully follows the precise language of a resolution deemed not excludable by the Staff in its *First Franklin Corporation* no-action letter (available February 22, 2006). The resolution in *First Franklin* stated:

"RESOLVED: That the shareholders of First Franklin, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of First Franklin, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of First Franklin on terms that will maximize share value for shareholders."

The Staff determined that the *First Franklin* proposal could not be excluded under Rule 14a-8(i)(7), because it dealt with extraordinary corporate transactions – i.e., a merger or sale of the company – rather than ordinary business matters. DGI's No-Action Request asks the Staff to disregard its own position in *First Franklin* and other no-action letters, which are discussed below.

The *First Franklin* proposal does not request the board of directors to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or sale of the company. Instead, it requests that the board engage an investment banking firm to do so, and that the board seek a merger or sale of the company. Similarly, in the Proponent's 2013 Proposal, it is the investment banking firm, not DGI's Board of Directors, which would be engaged "to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI...." DGI's No-Action Request mischaracterizes the 2013 Proposal as making a "general reference...to consider alternatives for enhancing stockholder value, including a sale or merger," in order to portray the 2013 Proposal as dealing with ordinary business matters within the exclusive purview of DGI's Board of Directors.

The 2013 Proposal fits squarely within a line of no-action letters, including *First Franklin*, in which the Staff did not permit the exclusion of shareholder proposals that specifically requested the board of directors both to engage an investment banking firm to evaluate alternatives for enhancing shareholder value, including a sale or merger, and to seek a sale or merger. DGI's No-Action Request incorrectly attempts to place the Proponent's 2013 Proposal in an alternative line of no-action letters, such as *Central Federal Corporation* (available March 8, 2010), discussed below, in which the Staff permitted the exclusion of shareholder proposals that requested the board of directors itself evaluate alternatives for enhancing shareholder value, including a sale or merger.

As in *First Franklin*, in *Allegheny Valley Bancorp* (available January 3, 2001), the Staff did not concur that the company could exclude a shareholder proposal directing the board of directors to retain an investment bank to solicit offers for the purchase of the company's stock or assets, and to present the highest cash offer to the shareholders for approval.

In *Student Loan Corp.* (available March 18, 1999), the Staff did not permit exclusion of a proposal in which "the shareholders...recommend that the board of directors engage the services of a nationally recognized investment banking firm, with which it or its parent...has minimal current investment banking involvement, to explore all alternatives to enhance the value of the company, including, but not limited to the possible sale or merger of the Company, or premium tender share repurchases of the stock of the Company, and to present to the shareholders within three months of the scheduled 1999 Annual Meeting a plan for maximizing shareholder value."

In *Temple-Inland Inc.* (available February 24, 1998), the Staff permitted a shareholder proposal recommending "that the board of directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company."

In *Topps, Inc.* (available April 2, 1997), the Staff denied no-action relief to a company seeking to exclude a proposal in which "the shareholders of the Company recommend and deem it desirable and in their best interest that the board of directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the Company. These alternative (sic) should include, but not be limited to, the possible sale, merger or other transaction involving the Company."

In *MSB Bancorp, Inc.* (available February 20, 1996), the Staff refused to allow exclusion of a proposal requesting that "this corporation engage a qualified, untainted, independent, investment banking firm to explore alternatives for maximizing shareholder value including but not limited to the sale of the institution in a tax free exchange of stock to another financial institution and the Corporation shall promptly make the results of these investment banking efforts available to all the shareholders of MSB Bancorp."

In *Quaker Oats Co.* (available Dec 28, 1995), the Staff rejected a request to exclude the following proposal: "Resolved: That the shareholders of The Quaker Oats Company recommend that the Board of Directors immediately retain a nationally prominent investment banking firm to explore all alternatives to enhance the value of the Company including, but not limited to, a plan to separate the Foods and Beverages Businesses into two separate and independent publicly owned corporations, or possible sale to or merger with another corporation"

Finally, in *OHSL Financial Corp.* (available October 20, 1995), the Staff denied no-action relief to a request to exclude a proposal requesting that the board of directors prepare a written report on a sale or merger of the company. In denying relief, the Staff noted, "In the staff's view, the proposal is directed at the board undertaking steps that will lead to the sale or merger of the Company. It appears, therefore, that the object of the proposal relates to decisions concerning extraordinary corporate transactions rather than to matters involving the operation of the Company's ordinary business."

Thus, in *First Franklin* and the line of similar no-action letters referenced above, the Staff has consistently declined to assure companies that it would not recommend enforcement action if the company excluded a shareholder proposal specifically requesting the board to engage an investment banking firm to explore alternatives for enhancing the company's value including, but not limited to, a sale or merger of the company. In each of these instances, the Staff found that the proposal could not be excluded on the basis of Rule 14a-8(i)(7) because it dealt with extraordinary corporate transactions, instead of ordinary business matters.

DGI's No-Action Request relies on an alternative line of no-action letters that generally concern shareholder proposals for the board of directors itself, not an investment banking firm engaged by the board, to explore alternatives for enhancing the company's value including, but not limited to, a sale or merger of the company. In these other no-action letters, the Staff concluded that the proposals were excludable under of Rule 14a-8(i)(7) because they dealt with ordinary business matters.

For instance, in *Central Federal Corporation* (available March 8, 2010), as DGI's No-Action Request notes, the Staff concluded that "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)."

However, DGI's No-Action Request fails to mention the language of the shareholder proposal in *Central Federal Corporation*, which states: "RESOLVED, that Central Federal Corporation ("CFBK") shareholders **request that the Board of Directors (1) appoint a committee of independent, non-management directors with authority to explore strategic alternatives for maximizing shareholder value, including the sale or merger of CFBK,** (2) instruct the committee to retain a leading investment banking firm to advise the committee about strategic alternatives, and (3) authorize the committee and investment banker to solicit offers for the sale or merger of CFBK." (Emphasis added.)

The first request here is for a committee of the board, not an investment banking firm, to explore alternatives for maximizing shareholder value, including a sale or merger. For this reason, this proposal was excludable under Rule 14a-8(i)(7).

DGI's No-Action Request also cites *First Charter Corporation* (available January 18, 2005). In *First Charter*, the Staff agreed that there appeared to be some basis for excluding the following proposal under Rule 14a-8(i)(7) as relating to ordinary business operations:

> "That shareholders of First Charter Corporation (the "Corporation") request the board of directors to: (1) appoint a committee of independent, non-management directors (the "Committee") with authority to explore strategic alternatives for maximizing shareholder value, including the sale of the Corporation; (2) instruct the Committee to retain a nationally recognized investment banking firm, with expertise in advising financial institutions, to advise the Committee about strategic alternatives which would maximize shareholder value; (3) authorize the Committee and investment banker to solicit, evaluate and negotiate offers for the sale of the Corporation; and (4) in the event that the Committee and the board of directors of the Corporation determine that any such offer for the sale of the Corporation will maximize shareholder value, direct management of the Corporation to work to secure all required approvals, including shareholder approval, to effect the sale of the Corporation."

As in *Central Federal*, the problematic portion of the *First Charter* proposal is the first request, which is for the board to appoint a board committee to explore strategic alternatives for maximizing shareholder value, including the sale of the corporation. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions" and concluded that First Charter could exclude the proposal under Rule 14a-8(i)(7) as relating to ordinary business operations.

DGI's No-Action Request also relies on *Fifth Third Bancorp* (available January 17, 2007), in which the Staff permitted the following proposal to be excluded: "Resolved, that the shareholders of Fifth Third Bancorp, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of a nationally recognized Investment Banking firm to propose and evaluate strategic alternatives that could enhance shareholder value including but not limited to a merger or outright sale of Fifth Third Bancorp, and the Board of Directors, within ninety days, publicly announce its progress." Although this proposal requests the board to engage an investment banking firm to evaluate alternatives for maximizing shareholder value, including a sale or merger, the proposal does not also request the board to seek a sale or merger of the company. Instead, the proposal requests the board to announce its progress. Accordingly, the Staff viewed the proposal as a whole as dealing with both extraordinary corporate transactions and ordinary business matters.

Finally, DGI's No-Action Request relies on *Bristol-Myers Squibb Company* (available February 22, 2006), in which the Staff also allowed the exclusion of the following proposal: "Resolved: The shareholders of Bristol-Myers Squibb ("BMS" or the "Company") urge the Board of Directors (the "Board") to retain a nationally recognized investment bank to explore strategic alternatives to enhance the value of the Company, including, but not limited to, a possible sale, merger, or other transaction for any or all assets of the Company and report to shareholders on a course of action to maximize shareholder value." As in *Fifth Third Bancorp*, the proposal in *Bristol-Myers Squibb* deals with both extraordinary corporate transactions and ordinary business matters, because it does nothing more than request the board of directors to engage an investment bank to explore alternatives for maximizing shareholder value, including a sale or merger. In its successful no-action request letter, Bristol-Myers Squibb distinguished the proposal it received "from no-action letters where the Staff has found that the sole object or primary focus of the proposals was an extraordinary corporate transaction."

The Proponent's 2013 Proposal, when read together with its Supporting Statement, clearly focuses on an extraordinary corporate transaction, a sale or merger of DGI. As the Staff noted in its *Temple-Inland* no-action letter, the supporting statement of a proposed shareholder resolution provides the clearest guide to its interpretation. The 2013 Proposal's Supporting Statement repeatedly refers to a sale or merger of DGI as the way to maximize value for shareholders, and it does not refer to any other transaction. Therefore, the 2013 Proposal fits squarely within the line of no-action letters that includes *First Franklin*, whose proposal language is followed verbatim by the Proponent's 2013 Proposal. Because the 2013 Proposal focuses on the extraordinary corporate transaction of a sale or merger of DGI, we respectfully submit that there is no basis for DGI to exclude the 2013 Proposal under Rule 14a-8(i)(7) as relating to ordinary business operations.

B. The 2013 Proposal Is Not in Violation of, and Would Not Abet a Continuing Violation of, Federal Banking Laws and Regulations, So DGI May Not Exclude the 2013 Proposal under Rule 14a-8(i)(2).

DGI alleges that the Proponent is in violation of the Change in Bank Control Act (the "CBCA") and the regulations thereunder, which basically require notice and regulatory approval before any person may acquire more than 10% of any class of stock of a savings and loan holding company. Although DGI's primary business is insurance, it is also a savings and loan holding company because, together with its controlling shareholder Donegal Mutual, it indirectly owns a small federal stock savings bank, Union Community Bank, FSB, with $533.2 million in assets as of December 31, 2011.

This argument is a total "red herring" by DGI. The Office of Thrift Supervision (the "OTS") has already ruled in 2010 that the Proponent is not in violation of the CBCA because the Proponent holds less than 10% of the total voting power of DGI. As a result of the Wall Street Reform and Consumer Protection Act (i.e., the Dodd-Frank Act), the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") replaced the OTS as Union Community Bank's regulator. DGI is now trying "Round Two" with a new regulator to resuscitate the same arguments that the OTS spent considerable time reviewing and resolving in the Proponent's favor. Incredibly, DGI has submitted its Petition (described below) to the Federal Reserve Board even though it is applying at the same time for a Pennsylvania state bank charter, so it will no longer be regulated by the Federal Reserve Board. (See footnote 1 to the Petition.)

Perhaps the most telling indication of DGI's true purpose in filing its Petition with the Federal Reserve Board came in a coercive December 12, 2012 letter from DGI's legal counsel to the Proponent. In that letter, which is attached (without its exhibits) as **Exhibit C**, DGI offered to include the Proponent's 2013 Proposal in DGI's proxy materials on the condition that the Proponent submit "requisite materials to comply with the CBCA to the Federal Reserve Board no later than December 19, 2012." DGI threatened in that letter, and has since carried out its threat, to petition the Federal Reserve Board to bring an enforcement action against the Proponent for allegedly failing to comply with the CBCA, despite the fact that the OTS has already determined that the Proponent is in compliance with the CBCA. Now, as another front in DGI's attack against the Proponent, DGI is seeking no-action relief from the SEC even though a few weeks earlier DGI was willing to include the Proponent's 2013 Proposal in DGI's proxy materials. In other words, DGI was perfectly willing to include the Proponent's 2013 Proposal, if the Proponent agreed to submit to regulation by the Federal Reserve Board, which the Proponent believes would be redundant given the OTS's ruling, as explained infra.

DGI has two classes of common stock, Class A ("DGICA") and Class B ("DGICB"), both of which are publicly traded on NASDAQ. The principal difference between the two classes is that the DGICA shares each have one-tenth of a vote per share, whereas the DGICB shares have one vote per share. There are 20,062,899 DGICA shares and 5,576,775 DGICB shares issued and outstanding. Thus, the DGICA shares have a total of 2,006,290 votes, and the DGICB shares have a total of 5,576,775 votes.

The Proponent owns 3,602,900 DGICA shares (with 360,290 votes) and 397,100 DGICB shares (with 397,100 votes). Thus, the Proponent's DGICA and DGICB shares combined have 757,390 votes, which is approximately 9.99% of the 7,583,065 total votes for the outstanding DGICA and DGICB shares. By contrast, Donegal Mutual owns 7,755,953 DGICA shares and 4,217,039 DGICB shares, which together have 4,992,634 votes – approximately 66% of the 7,583,065 total votes for the outstanding DGICA and DGICB shares.

The Proponent does not control DGI, because Donegal Mutual does. DGI itself stated, in its December 27, 2012 No-Action Request to the SEC, that "DGI created DGICA and DGICB in 2001 in order to enable DGI to raise capital as needed in the public securities markets by issuing DGICA while assuring that Donegal Mutual would maintain control of DGI through Donegal Mutual's ownership of DGICB." DGI's No-Action Request also stated that "...Donegal Mutual owns approximately 66% of the voting power of DGI outstanding common stock and can control the outcome of any matter submitted to a vote of the stockholders of DGI."

Now that Union Community Bank has a new – if only temporary – regulator, DGI attempts to resuscitate the same arguments that the OTS spent considerable time reviewing, on the premise that the OTS used "fuzzy logic" that DGI does not agree with. DGI's No-Action Request uses the pretext of DGI's own recently manufactured Petition to the Federal Reserve Board as a reason why the Proponent's 2013 Proposal should be excluded from DGI's proxy materials.

Hence, DGI is attempting to use both the Federal Reserve Board and the SEC as defensive tactics in a shareholder battle, and is wasting the Federal Reserve Board's precious time and resources at a time of national banking crisis, as well as the SEC's valuable time and resources, to review a matter that was already vigorously analyzed by the OTS and decided in the Proponent's favor.

The Proponent, an investor in insurance companies, first became aware of such bank regulatory requirements when he received a letter dated November 24, 2010, from the OTS informing him of his violation of such requirements. This letter is attached as **Exhibit D**. The Proponent's reply to the OTS through an attorney in a letter dated December 17, 2010, explained that this violation was inadvertent, promised to comply fully with any OTS requirements, and explained how the facts and circumstances of his ownership of DGICA shares satisfied the requirements for a rebuttal of the presumption of control arising from his owning more than 10% of DGICA shares. This letter is attached as **Exhibit E**. In a letter dated February 28, 2011, the OTS concluded that the Proponent was not in violation of the rules, and in a letter to the OTS dated March 3, 2011, the Proponent through an attorney confirmed his understanding of the OTS's determination. These letters are attached as **Exhibits F and G**, respectively.

On December 21, 2012, DGI submitted a Petition for Enforcement Action (the "Petition"), attached as Exhibit A to DGI's No-Action Request, to the Federal Reserve Board, which has replaced the OTS as the regulator of investments in savings and loan holding companies under the CBCA. The Petition asks the Federal Reserve Board to investigate and take enforcement action against the Proponent for his alleged continuing violation of the CBCA and the regulations thereunder as a result of his ownership of more than 10% of DGICA shares.

The Petition contains, on page 8, a block-quotation of a paragraph from the Federal Reserve Board's release announcing the adoption of the applicable rule (i.e., Regulation LL) under the CBCA. The upshot of this quotation is that, unlike the OTS (the former regulator), the Federal Reserve Board does not permit owners of more than 10% of a class of stock of a savings and loan holding company to enter into "passivity commitments" to avoid filing the notice required under the CBCA.

However, DGI misleadingly fails to include in its Petition the paragraph immediately following the one it quotes from the release, which states:

> **"The [Federal Reserve] Board does not anticipate revisiting ownership structures previously approved by the OTS. The Board would apply its rules only to new investments and would only reconsider the particular structures of past investments approved by the OTS if the company proposes a material transaction, such as an additional expansionary investment, significant recapitalization, or significant modification of business plan"** *Federal Register*, Vol 76, No.

177 (Sept. 13, 2011), an excerpt from which is attached hereto as **Exhibit H**, at page 56,510.

Because (i) the OTS concluded that the Proponent's ownership of DGICA shares was not in violation of the rules and (ii) the Federal Reserve Board's policy it to not reconsider ownership structures the OTS previously approved, the Proponent is not in violation of the CBCA or Regulation LL and expects that the Federal Reserve Board will not bring the enforcement action requested by DGI's Petition. The Federal Reserve Board, not DGI, has the authority to determine whether the Proponent is in violation of the CBCA or Regulation LL, and the Federal Reserve Board has not made this determination, so the Proponent requests that the Staff not accept DGI's incorrect conclusion that the Proponent is in violation of the CBCA or Regulation LL.

In addition, the 2013 Proposal relates to a possible sale or merger of DGI and thus has nothing to do with the requirements of the CBCA, so the 2013 Proposal could not itself violate, or abet a continuing violation of, the CBCA or Regulation LL, contrary to DGI's assertion. For both this reason and because the Proponent is not in violation of the CBCA and Regulation LL, DGI may not exclude the 2013 Proposal under Rule 14a-8(i)(2).

C. The 2013 Proposal Is Not Designed to Result in a Personal Benefit to, or To Further a Personal Interest of, the Proponent, which Is Not Shared by the Other DGI Shareholders, So DGI May Not Exclude the 2013 Proposal under Rule 14a-8(i)(4).

DGI states its belief that "the Proponent's intent in making the 2013 Proposal is to provide a personal benefit to the Proponent that the Proponent would not share with any other DGI stockholder." This alleged "unique personal benefit to the Proponent" is that a sale or merger of DGI would enable the Proponent to sell his DGI shares, which DGI claims that, unlike other DGI shareholders, the Proponent cannot otherwise do.

Rule 14a-8(i)(4) allows for the exclusion of a stockholder proposal if the proposal is "designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." See Rule 14a-8(i)(4). The Staff has recognized that Rule 14a-8(i)(4) was adopted in order "to ensure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." See SEC Release No. 34-20091 (August 16, 1983).

The Proponent, like all DGI shareholders, wants to maximize the value of DGI shares. The Proponent believes that the way to maximize the value of DGI shares is through a sale or merger of DGI, as the Proponent's 2013 Proposal and its Supporting

Statement make clear. The Proponent's profit on his investment in DGI shares that he believes would result from a sale or merger of DGI would be shared by all DGI shareholders, and would not uniquely benefit him.

In the *Temple-Inland* no-action letter (available February 24, 1998), which was discussed above in connection with the exclusion for proposals relating to ordinary business matters under Rule 14a-8(i)(7), the Staff was also unable to concur with the company's view that the proposal could be omitted under Rule 14a-8(i)(4) for uniquely benefitting the proponent. This proposal recommended "that the board of directors immediately engage a nationally recognized investment banker to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger, or other transaction for any or all assets of the company." Temple-Inland argued that the proponent, an investment fund, would benefit uniquely from the proposed transaction by enhancing the fund's returns and its manager's reputation, which would help the fund attract further investments. The Staff was not convinced by this argument and rejected Temple-Inland's position that the proposed transaction would benefit the proponent more or differently than other shareholders.

In *Kentucky First Bancorp, Inc.* (available August 10, 2001), the Staff also found that a proposal for the sale or merger of the company could not be excluded for uniquely benefitting the proponent under Rule 14-a-8(i)(4). Here the proposal stated: "RESOLVED, that the Corporation's shareholders do not approve of the Corporation's recent financial performance and, believing that the value of their investment in the Corporation can only be maximized through its sale or merger, hereby strongly urge that the board of directors immediately take the necessary steps to achieve a sale, merger or other acquisition of the Corporation as promptly as possible on terms which will maximize shareholder value."

The proposal in *Crown Central Petroleum Corp.* (available February 24, 2000) similarly stated: "RESOLVED, That, for the purpose of maximizing shareholder value, the Board of Directors of Crown Central Petroleum Corporation shall take immediate action to cause the sale, merger or other disposition of the company or its assets as a whole." Here as well, the Staff denied no-action relief under Rule 14a-8(i)(4).

Thus, in *Temple Inland, Kentucky First Bancorp,* and *Crown Central Petroleum,* the Staff rejected requests to exclude proposals seeking a sale or merger of the company on the basis of Rule 14a-8(i)(4). Likewise, the 2013 Proposal seeks a sale or merger of DGI, but this would not result in a personal benefit to the Proponent that is not shared by all DGI shareholders.

Finally, the Proponent has other paths to liquidity for his DGI shares than selling them pursuant to a registration statement or the Rule 144 safe-harbor, as DGI's No-

Action Request falsely claims. For example, the Proponent could sell his DGI shares under the Section 4(a)(1) exemption for transactions by any person other than an issuer, underwriter, or dealer. Alternatively, the Proponent could sell his DGI shares under the so-called "Section 4(1-½) exemption." S.E.C. Release No. 33-6188 (Feb. 1, 1980), at footnote 178 and the accompanying text, recognizes the availability of the Section 4(1-½) exemption to resales of securities by affiliates of the issuer. Because the Proponent would not require a registration statement, or to comply with Rule 144, in order to sell his DGI shares, a sale or merger of DGI pursuant to the Proponent's 2013 Proposal would not confer upon the Proponent a personal benefit not shared by other DGI shareholders. For this reason as well, DGI may not exclude the 2013 Proposal under Rule 14a-8(i)(4).

D. DGI Does Not Lack the Power or Authority to Implement the 2013 Proposal, So DGI May Not Exclude the 2013 Proposal under Rule 14a-8(i)(6).

DGI argues here that implementing the Proponent's 2013 Proposal depends on the support of its controlling shareholder, Donegal Mutual, that Donegal Mutual does not support the 2013 Proposal and that, therefore, DGI lacks the power or authority to implement the 2013 Proposal.

DGI's argument is specious. The 2013 Proposal requests DGI's Board of Directors to engage an investment banking firm and to seek a sale or merger of DGI on terms that would maximize value for its shareholders. The fact that Donegal Mutual controls DGI would not prevent DGI's Board of Directors from taking either of these actions requested by the 2013 Proposal. DGI's Board of Directors has the power and authority to engage an investment banking firm and otherwise to seek a sale or merger of DGI, as the 2013 Proposal requests, so DGI may not exclude the 2013 Proposal under Rule 14a-8(i)(6).

According to DGI's last filed proxy statement, DGI's Board of Directors consists of eleven members. We are confident that this Board has the power and authority to hire an investment bank and to seek a sale or merger of DGI. Whether Donegal Mutual votes for any such transaction is a different issue altogether that is not relevant here.

E. The 2013 Proposal and Its Supporting Statement Do Not Contain Materially False or Misleading Statements, in Violation of the Proxy Rules, So DGI May Not Exclude the 2013 Proposal under Rule 14a-8(i)(3).

DGI claims that the 2013 Proposal and its Supporting Statement omit to state two material facts necessary in order to make the statements therein not false or misleading. Specifically, these alleged "non-disclosures" are that:

(1) "[C]onsummation of the 2013 Proposal" would require the Proponent to make filings with, and to receive the approval of, the insurance regulators of seven states; and

(2) "[A]ctions taken against the Proponent by federal and state securities and industry regulators."

In response, we again note that the 2013 Proposal, if approved by DGI's shareholders, would request DGI's Board of Directors to engage an investment banking firm and otherwise to seek a sale or merger of DGI on terms that would maximize value for its shareholders. Regardless of whether the ambiguous phrase "consummation of the 2013 Proposal" means (i) its approval by DGI's shareholders, (ii) the requested action by DGI's Board of Directors, or even (iii) a sale or merger of DGI, the Proponent would not be required to make any filing with, or receive the approval of, any insurance regulator. Thus, DGI's claim with respect to the first alleged "non-disclosure" is simply false.

Regarding the second alleged "non-disclosure," DGI does not specify which "actions taken against the Proponent by federal and state securities and industry regulators" it believes are necessary to disclose in the 2013 Proposal and its Supporting Statement in order to make the statements therein not false or misleading. Nor does DGI specify how these undisclosed "actions" – whatever they may be – are relevant to the 2013 Proposal or to an assessment of its substantive merits by DGI's shareholders in deciding whether to approve it. DGI's *ad hominem* insinuations about the Proponent's character, whatever they might be, could not be relevant to the merits of the 2013 Proposal, which relate to a sale or merger of DGI. Because these claimed "non-disclosures" are irrelevant to the 2013 Proposal, their omission could not make the statements in the 2013 Proposal materially false or misleading. Therefore, DGI may not exclude the 2013 Proposal under Rule 14a-8(i)(3) on the grounds that the 2013 Proposal and its Supporting Statement are materially false or misleading because they fail to disclose two alleged material facts that are either untrue or, in any case, irrelevant to the 2013 Proposal.

As a practical matter, the Proponent could not make the sort of disclosures that DGI asserts are needed here, within the constraints of the 500-word limit for shareholder proposals and their supporting statements.

Furthermore, DGI is allowed under Rule 14a-8 to provide its commentary and recommendation about the 2013 Proposal in DGI's proxy materials. See Rule 14a-8(m)(1) and Staff Legal Bulletin No. 14B, Section B (Sept. 15, 2004).

We also note that there is no "bad actor" exclusion for shareholder proposals, which may be submitted even by convicted felons, provided that shareholder eligibility requirements are met.

We separately note that, even if the Staff somehow were to determine that the 2013 Proposal and its Supporting Statement contained materially false or misleading statements, the appropriate remedy under Rule 14a-8(i)(3) would be revision by the Proponent, not exclusion from DGI's proxy materials.

* * *

The Proponent, Mr. Shepard, like any DGI investor, hopes that DGI's stock prices increase. Given his personal investment of more than $50 million in DGI, Mr. Shepard monitors DGI closely. DGI does not like Mr. Shepard because he has been critical of DGI's corporate governance, management entrenchment, and lackluster stock performance. DGI has done everything it can think of to throw roadblocks in Mr. Shepard's way to exclude his 2013 Proposal – including DGI's recent manufacture of a specious claim to the Federal Reserve Board. Thus, we submit that it is time for this to end, and we respectfully request the SEC to permit the corporate democracy contemplated by Rule 14a-8 to proceed.

If we can be of further assistance in this matter, please contact me by telephone at (312) 920-3337 or by e-mail at vpeterson@lathropgage.com.

Sincerely,

LATHROP & GAGE LLP



J. Victor Peterson

Cc: John W. Kauffman, Duane Morris LLP, via email
Jeffrey D. Miller, Donegal Group Inc., via Federal Express

EXHIBIT A

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** , who beneficially owns 3,602,900 Class A shares and 397,100 Class B shares of Donegal Group Inc. ("DGI" or the "Company"), submits the following proposal:

> RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

You are urged to vote "Yes" for this proposal for the following reasons;

I believe that the Company's growth plans are outdated, without focus, unrealistic, and competitively disadvantageous, and have both failed and fallen behind industry norms causing stock analysts and investors to lose faith and interest in the Company's prospects, precipitating a decline that is unlikely to reverse itself without the Company merging or being sold to a larger insurer with different management, stronger financial resources, a broader spread of risk and a better track record of providing a reasonable return to shareholders.

DGI has not been successful in delivering a positive return for its shareholders. On October 31, 2012, DGI's Class A and Class B stock prices were, respectively, 36% lower and 4% higher than six years earlier. On October 31, 2006, DGI's Class A stock price was $20.31 per share and DGI's Class B stock price was $17.67 per share.

As the owner of approximately 18.0% and 7.1%, respectively, of the Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount to their realizable value if the Company combined with another insurer. Examples of such realization of value include the 1998 Nationwide-ALLIED combination (74% premium over pre-announcement share price), the 2001 State Auto-Meridian combination (135% premium over the share price immediately before American Union's tender offer, and the 2012 Nationwide-Harleysville combination (137% premium over share price five business days preceding announcement).

As a committed investor in DGI, my focus is for the Company to enhance value for its investors. Based on the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of the Company's shares' true value as would a merger or sale of the Company to another insurer.

Therefore, I believe that the greatest value to the shareholders will be realized through a merger or sale of the Company. The Board should take advantage of the market for financial institution consolidation and low interest rates by immediately seeking out opportunities to merge into a larger and more competitive insurer or find an opportunity for shareholders to sell their stock to a larger and more competitive insurer. A vote for this shareholder proposal would benefit all shareholders.

EXHIBIT B



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 16, 2012

John W. Kauffman
Duane Morris LLP
jwkauffman@duanemorris.com

Re: Donegal Group Inc.
Incoming letter dated December 28, 2011

Dear Mr. Kauffman:

This is in response to your letters dated December 28, 2011, January 18, 2012, January 26, 2012 and February 2, 2012 concerning the shareholder proposal submitted to DGI by Gregory M. Shepard. We also have received letters on the proponent's behalf dated January 13, 2012, January 24, 2012 and January 31, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: J. Victor Peterson
Lathrop & Gage LLP
VPeterson@LathropGage.com

February 16, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Donegal Group Inc.
Incoming letter dated December 28, 2011

The first proposal requests that the board appoint a committee to explore strategic alternatives to maximize shareholder value, including consideration of a merger of Donegal Mutual Insurance Company with another mutual insurer followed by the sale or merger of DGI; instruct the committee to retain an investment banking firm to advise the committee about strategic alternatives; and authorize the solicitation and evaluation of offers for the merger of Donegal Mutual Insurance Company followed by the sale or merger of DGI.

The second and third proposals request that the board immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI and further requests that the board take all other steps necessary to seek a sale or merger of DGI on terms that will maximize share value for shareholders.

There appears to be some basis for your view that DGI may exclude the first proposal under rule 14a-8(i)(7), as relating to DGI's ordinary business operations. In this regard, we note that the first proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if DGI omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal upon which DGI relies.

There appears to be some basis for your view that DGI may exclude the second and third proposals under rule 14a-8(e)(2) because DGI received them after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if DGI omits the second and third proposals from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission of the second and third proposals upon which DGI relies.

Sincerely,

Karen Ubell
Attorney-Adviser

EXHIBIT C

Ballard Spahr LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

David H. Pittinsky
Direct: 215.864.8117
Fax: 215.864.8999
pittinsky@ballardspahr.com

December 12, 2012

By Federal Express

Gregory Shepard
*** FISMA & OMB Memorandum M-07-16 ***

Re: Donegal Group Inc.

Dear Mr. Shepard:

Your shareholder proposal and supporting statement (the "Shepard 2013 Proposal") for inclusion in the Donegal Group Inc. ("DGI") proxy statement for the 2013 DGI annual shareholders meeting (the "2013 Proxy Materials") and your Schedule 13D have been forwarded to me by DGI for a response. On behalf of DGI, I advise you that, upon your compliance with the regulations under the Change in Bank Control Act ("CBCA"), including but not limited to Section 238.31 of Subpart D, by filing and completing an application with the Board of Governors of the Federal Reserve System for permission to own 18.04% of DGI Class A Common Stock, DGI will include the Shepard 2013 Proposal, as you have proposed it, in its 2013 Proxy Materials.

Given that the deadline for DGI to submit a letter to the Securities and Exchange Commission ("SEC") requesting the SEC Staff to grant DGI no-action relief permitting DGI to omit the Shepard 2013 Proposal from its 2013 Proxy Materials is late December 2012,

DGI hereby requests that you submit the requisite materials to comply with the CBCA to the Federal Reserve Board no later than December 19, 2012.

For your information, we enclose herewith a draft Petition for Enforcement Action in substantially the form DGI intends to submit such Petition to the Federal Reserve Board in the event you do not comply with the CBCA, as requested herein, by December 19, 2012.

Very truly yours,



David H. Pittinsky

DHP:gpa

EXHIBIT D



Office of Thrift Supervision
Department of the Treasury
Harborside Financial Center Plaza Five, Suite 1600, Jersey City, NJ 07311
Telephone: (201) 413-7302 • Fax (201) 413-5842

Northeast Region
Michael E. Finn
Regional Director

November 24, 2010

OTS Nos.: 16137
H3434

Via Overnight Courier

Mr. Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

Re: Ownership of Donegal Group Inc.
Notice of Apparent Violation of Regulatory Requirements at 12 C.F.R. Part 574

Dear Mr. Shepard:

This notice concerns your ownership of Class A common stock, par value $0.01 per share ("Class A Shares") of Donegal Group Inc. ("Holding Company"), which is a savings and loan holding company for a savings association, Province Bank FSB ("FSB"). Holding Company and FSB are regulated by the Office of Thrift Supervision ("OTS"). Individuals who invest in the securities of savings associations and savings and loan holding companies are subject to the Change in Bank Control Act (the "Control Act"), 12 U.S.C. § 1817(j), which OTS implements through its regulations at 12 C.F.R. Part 574. The Control Act, as implemented by OTS regulations, generally prohibits an individual from acquiring[1] control of a savings and loan holding company[2] unless the individual previously has filed a Control Notice and received written notice of non-disapproval from OTS. See 12 C.F.R. §§ 574.3(b) and 574.6.

It appears that you have acquired Holding Company voting stock in violation of 12 C.F.R. § 574.3(b) and 12 U.S.C. § 1817(j)(1). This is because, pursuant to OTS regulations, you are presumed to have acquired control of Holding Company prior to May 12, 2010 by virtue of your purchases of Class A Shares and, prior to such presumptive acquisition of control, your failure to file a notice seeking OTS non-disapproval.

You are presumed to have acquired control of the Holding Company due to the operation of 12 C.F.R. §§ 574.4(b) and (c), which provide for rebuttable control determinations. Among other things an investor is presumed to have acquired control of an savings and loan holding company when: (1) the investor acquires more than 10% of any class of the company's voting stock, and (2) the investor is, or would be, one of the two largest holders of any class of the company's voting stock. According to the Holding Company's Schedule 14A filed with the U.S. Securities and Exchange Commission on March 15, 2010, you were listed, as of February 26, 2010, as the second largest holder of Class A Shares, with

[1] The term "acquire" is defined at 12 C.F.R. § 574.2(a).

[2] The regulations use the term "savings association". However, the term "savings association" has been defined to include savings and loan holding companies. *See* 12 C.F.R. § 574.2(p).

ownership of 8.4% of Class A Shares, based on a Schedule 13G amendment filed by you on February 16, 2010. The Schedule 13D filed by you on July 12, 2010 reported ownership of 15.8% of Class A Shares and indicates that your ownership exceeded 10% of Class A Shares prior to May 12, 2010.[3] Publicly available information indicates that you are, and have been, one of the two largest holders of the Class A Shares.

The OTS currently is in the process of determining what action it should take against you for your apparent violation of the Control Act and provisions of 12 C.F.R. Part 574. If you have any information that you would like to submit regarding this matter, please provide it to OTS attorney Gregory Rubis at this address by Tuesday, December 14, 2010. Your response should describe how you have divested or will divest yourself of Class A Shares to bring your level of ownership to, or below, the 10% threshold.

In addition, effective immediately and until OTS provides you with written notice of resolution of this matter, you are hereby directed by OTS in the following way:

1) You must refrain from exercising any voting rights with respect to more than 10% of Class A Shares; and
2) You must not acquire any additional Class A Shares.

If you have any questions about this matter please contact Gregory Rubis at (201) 413-7382.

Sincerely,



Michael E. Finn
Regional Director

cc: Gregory J. Rubis, Esq.

[3] Public securities filings by Holding Company show a relatively constant number of outstanding Class A Shares since December 31, 2009.

EXHIBIT E

RILEY BENNETT & EGLOFF, LLP

ATTORNEYS AT LAW

Answers, Advice and Advocacy

J. MARK MCKINZIE
Direct Fax: (317) 955-7156
E-mail: mmckinzie@rbelaw.com

CONFIDENTIAL

December 17, 2010

Mr. Michael E. Finn
Regional Director
Office of Thrift Supervision
Harborside Financial Center Plaza Five, Suite 1600
Jersey City, NJ 07311

Re: Ownership of Donegal Group Inc. Class A Shares by Gregory M. Shepard;
OTS Nos. 16137
H3434
Our file number: 2988.503

Dear Mr. Finn:

Thank you for your November 24, 2010 Notice letter concerning our client, Gregory M. Shepard's, ownership of Class A common shares of Donegal Group Inc. ("DGIC"). Please know we are appreciative of Mr. Rubis' extension of time with which to respond through Friday December 17, 2010.

We have reviewed the applicable citations to the Change in Bank Control Act (the "Control Act"), as well as the regulations thereunder, as implemented by the Office of Thrift Supervision ("OTS") at 12 C.F.R. Part 574. With respect to Mr. Shepard's equity ownership in DGIC, please know that Mr. Shepard's U.S. Securities and Exchange Commission filings have been truthful and accurate. Any technical violation which may have occurred was unknowing, involuntary, and inadvertent. He looks forward to being in full compliance with all applicable laws and regulations and to working with the OTS to bring a fair and equitable resolution to this matter. Important for consideration towards this goal, our review of the facts reveals the following:

- DGIC describes itself in its public filings as an insurance holding company whose insurance subsidiaries offer personal and commercial lines of property and casualty insurance to businesses and individuals in 18 Mid-Atlantic, Midwestern, and Southeastern states;

- Describing its organizational structure, DGIC indicates it owns 48.2% of Donegal Financial Services Corporation ("DFSC"), a registered savings and loan holding company that in turn, owns Province Bank FSB ("FSB"). DGIC indicates that its investment in DFSC is "not material to our operations" but believes the investment will enhance its property and casualty insurance product offerings;
- FSB is subject to regulation and supervision by OTS, as the primary regulator of federal savings banks and the primary purpose of the statutory and regulatory effort by the OTS is to protect depositors in financial institutions and the financial system as a whole;
- On July 12, 2010, Mr. Shepard filed a Schedule 13D Filing with U.S. Securities and Exchange Commission ("SEC") disclosing his ownership of the Class A shares in question (and including as exhibits his correspondence of June 25, 2010 and July 12, 2010 to DGIC and its July 9, 2010 correspondence to him). In DGIC's response there is no mention of its status as a regulated savings and loan holding company and the applicable regulatory requirements;
- Mr. Shepard acknowledges compliance with the direction from the OTS that, until written notice of resolution of this matter has been received by him from the OTS, he:
    - will refrain from exercising any voting rights with respect to more than 10% of Class A shares; and
    - will not acquire any additional Class A shares;
- As of receipt of OTS's correspondence of November 24, 2010, Mr. Shepard's combined share holdings of DGI represent a voting power of only 9.2% of the outstanding voting securities of DGIC. When combined with DGIC's ownership of 48.2% of DFSC, Mr. Shepard's indirect ownership of FSB is approximately 4.4%.

As stated above, Mr. Shepard is committed to being in full compliance with the laws and regulations referenced in your correspondence of November 24, 2010. From our review of said laws and regulations, we believe that if our client had filed a formal application for Rebuttal of the Presumption of Control Agreement, pursuant to Section 320 of the OTS Application Handbook, he would have qualified for a written notice of non-disapproval. Specifically, the facts of this case are aligned closely with those requirements referenced in 12 C.F.R. § 574.100, the Rebuttal of Control Agreement:

- Our client did not acquire the Class A shares in question for the purpose or effect of changing the control of DGIC, DFSC, or FSB or in connection with or as a participant in any transaction having such purpose or effect;

- Our client has no intention (and no ability) to manage or control, directly or indirectly, DGIC, DFSC, or FSB. Although our client is nominally listed as the second largest holder of DGIC stock, the largest holder, Donegal Mutual Insurance Company ("DMIC"), holds [66%] of the voting power of the DCIG shares and dwarfs our client's position. Given the incontrovertible control position of DMIC, it is impossible for our client to ever be in a control position;
- Not only does DMIC overwhelmingly control DGIC, DMIC also directly owns approximately 52% of DFSC. By contrast, DGIC owns approximately 48% of DFSC. Therefore, DMIC, not DGIC, is in control of the management and policies of DFSC, and thus also of FSB;
- Although the Class A common shares of DGIC are voting stock, each Class A share has 1/10 of a vote. By contrast, each share of Class B common stock of DGIC has a full vote, which is ten times the voting power of a Class A share. Accordingly, Mr. Shepard's ownership of Class A shares of DGIC gives him voting power equivalent to that of approximately 1.6% of the Class B shares of DGIC;
- Our client has not sought and does not currently seek, nor has he accepted, any representation on the board of directors of DGIC, DFSC, or FSB nor has he sought or currently seeks to serve as the chairman of the board of directors, or chairman of an executive or similar committee of DGIC, DFSC, or FSB, or board of directors or as president or chief executive officer of DGIC, DFSC, or FSB;
- Our client has not engaged or proposed to engage in any intercompany transaction or profit-sharing arrangement with DGIC, DFSC, or FSB or their affiliates. Our client holds no debt or debt-like instruments in any of DGIC, DFSC or FSB. Our client has not pledged any assets for the benefit of DGIC, DFSC or FSB, nor have any assets of any of them been pledged for the benefit of our client. Our client is not a guarantor or surety for and obligation owed by any of DGIC, DFSC or FSB;
- Our client has never proposed a director in opposition to nominees proposed by the management of DGIC, DFSC, or FSB;
- Our client has not participated in the solicitation of proxies with respect to any matter presented to the stockholders of DGIC, DFSC, or FSB. Our client does not hold proxies, revocable or otherwise, from any other party, and no party has granted to our client a proxy, revocable or otherwise. Our client has not granted any proxy on his shares to any other party. Our client is not a party to any voting trust agreement. Our client is not acting in concert with any other party with respect to any matter pertaining to DGIC, DFSC or FSB;
- Additionally, our client has not done and has no present intention to do any of the following:

- Influence or attempt to influence in any respect the loan and credit decisions or policies of DGIC, DFSC, or FSB, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operation or similar activities of DGIC, DFSC, or FSB;
- Influence or attempt to influence the dividend policies and practices of DGIC, DFSC, or FSB or any decisions or policies of DGIC, DFSC, or FSB as to the offering or exchange of any securities;
- Seek to amend, or otherwise take action to change, the bylaws, articles of incorporation, or charter of DGIC, DFSC, or FSB;
- Exercise, or attempt to exercise, directly or indirectly, control or a controlling influence over management, policies or business operations of DGIC, DFSC, or FSB; or
- Seek or accept access to any non-public information concerning DGIC, DFSC, or FSB (our client's relationship with DGIC is at best arm's length. Mr. Shepard has not received, nor expects to ever receive any non-public information from DGIC).

In sum, the facts and circumstances surrounding Mr. Shepard's stock ownership in Class A DGIC shares closely aligns with all of the factors listed for a factually-based rebuttal of the presumption of control under 12 C.F.R. Part 574. Mr. Shepard is and always has been in a position of non-control relative to all measurable factors of control as listed under OTS guidelines. In fact, he has not controlled and has no ability to control, influence, or in any way be a factor in any decisions with regard to FSB, directly or indirectly. All relevant facts as defined by OTS show Mr. Shepard does not have any control whatsoever.

Therefore, we anticipate filing a formal application pursuant to the terms and requirements of Section 3.20 of the OTS Application Handbook for consideration by the OTS to make a determination consistent with these facts for issuance of a letter by the OTS regarding its acceptance of a rebuttal of control on the part of Mr. Shepard. Through the completion of this process, Mr. Shepard looks forward to being in full compliance with OTS and to maintaining this compliance going forward.

If you or Mr. Rubis have any additional questions about this matter, please feel free to contact me at my direct dial number (317) 955-7116. Lastly, Mr. Shepard respectfully requests that this matter be afforded confidential treatment through its resolution for privacy reasons and because disclosure might affect the public stock price of DGIC.

Sincerely,

RILEY BENNETT & EGLOFF, LLP



J. Mark McKinzie
on behalf of Gregory M. Shepard

cc: Mr. Gregory J. Rubis, Esq.
Mr. Gregory M. Shepard

EXHIBIT F



Office of Thrift Supervision

Department of the Treasury

Harborside Financial Center Plaza Five, Suite 1600, Jersey City, NJ 07311

Telephone: (201) 413-7302 • Fax (201) 413-5842

Northeast Region

Michael E. Finn

Regional Director

VIA FIRST CLASS MAIL

February 28, 2011

Mr. Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

Re: Donegal Group Inc. (Donegal) and
Province Bank FSB (Association)
Marietta, Pennsylvania– OTS Nos. H3434 and 16137
12 C.F.R. Part 574

Dear Mr. Shepard:

The Office of Thrift Supervision (OTS) has considered the letter from your counsel dated December 17, 2010 and has discussed the matter with the legal department of OTS in Washington, DC. Based on the the facts as we understand them, and while we do not concur with the analysis set forth in the letter, we have concluded that you are not in violation of the rules at this time.

Please direct any questions regarding this matter to Senior Attorney Gregory Rubis at (201) 413-7382.

Sincerely,

Michael E. Finn
Regional Director

cc: J. Mark McKinzie, Esq.
Riley Bennett & Egloff, LLP
Fourth Floor
141 E. Washington Street
Indianapolis, Indiana 46204

EXHIBIT G

J. MARK MCKINZIE
Direct Fax: (317) 955-7156
E-mail: mmckinzie@rbelaw.com

March 3. 2011

Mr. Gregory Rubis
Office of Thrift Supervision
Harborside Financial Center Plaza Five. Suite 1600
Jersey City, NJ 07311

Re: Ownership of Donegal Group Inc. Class A Shares by Gregory M. Shepard;
OTS Nos. 16137
H3434
Our file number: 2988.503

Dear Greg:

Thank you for forwarding a courtesy copy of the letter issued by the Northeast Regional Director of OTS to my client, Gregory M. Shepard, and for your displayed professionalism and courtesy throughout this matter.

The conclusion was reached that Mr. Shepard is not in violation of OTS rules. Please know it is his desire to remain in compliance on an ongoing basis. Toward this end, this letter is to confirm and memorialize our discussions that Class A and Class B shares of Donegal Group, Inc. ("DGIC") are treated as one "class" of stock for purposes of applying the provisions of 12 C.F.R. Part 574. (this is consist with OTS opinions found in 1994 OTS Lexis 4, involving composition of a class of voting stock and 1998 FHLBB (predecessor to OTS) Lexis 316, referencing the combined voting power in the context of a Tender Offer proposed by an issuer.)

Therefore, as we discussed, Mr. Shepard has the ability to acquire both A and B shares of DGIC to a combined voting power of up to 9.9%, at which time the Change in Bank Control Act at 12 U.S.C. § 1817(j), which the OTS implements through its regulations at 12 C.F.R. Part 574 would require Mr. Shepard to file a Control Notice and receive written Notice of Non-Disapproval from OTS prior to his purchasing additional shares of either class of stock.

Greg, again, thank you for your professionalism and efficiency in bring this matter to a conclusion.

Sincerely,

RILEY BENNETT & EGLOFF, LLP

J. Mark McKinzie

JMM/2988.503/mcl/00323687

EXHIBIT H

FEDERAL RESERVE SYSTEM

12 CFR Parts 207, 215, 223, 228, 238, 239, 261, 261b, 262, 263, and 264a

[Regulations G, O, W, BB, LL, MM; Docket No. R-1429]

RIN 7100 AD-80

Availability of Information, Public Observation of Meetings, Procedure, Practice for Hearings, and Post-Employment Restrictions for Senior Examiners; Savings and Loan Holding Companies

AGENCY: Board of Governors of the Federal Reserve System.

ACTION: Interim final rule; request for comment.

SUMMARY: The Board of Governors of the Federal Reserve System ("Board") is publishing an interim final rule with a request for public comment that sets forth regulations for savings and loan holding companies ("SLHCs"). On July 21, 2011, the responsibility for supervision and regulation of SLHCs transferred from the Office of Thrift Supervision ("OTS") to the Board pursuant to section 312 of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"). This interim final rule provides for the corresponding transfer from the OTS to the Board of the regulations necessary for the Board to administer the statutes governing SLHCs. Technical changes to other regulations have also been made to account for the transfer of authority over SLHCs to the Board.

DATES: This interim final rule is effective September 13, 2011. Comments must be received by November 1, 2011.

ADDRESSES: You may submit comments, identified by Docket No. R-1429 and RIN No. 7100 AD 80, by using any of the methods below. Please submit your comments using only one method.

• *Agency Web Site: http://www.federalreserve.gov.* Follow the instructions for submitting comments at *http://www.federalreserve.gov/generalinfo/foia/ProposedRegs.cfm.*

• *Federal eRulemaking Portal: http://www.regulations.gov.* Follow the instructions for submitting comments.

• *E-mail: regs.comments*@federalreserve.gov. Include docket number in the subject line of the message.

• *Facsimile:* (202) 452-3819 or (202) 452-3102.

• *Mail:* Jennifer J. Johnson, Secretary, Board of Governors of the Federal Reserve System, 20th Street and Constitution Avenue, NW., Washington, DC 20551.

All public comments are available from the Board's Web site at *http://www.federalreserve.gov/generalinfo/foia/ProposedRegs.cfm* as submitted, unless modified for technical reasons. Accordingly, your comments will not be edited to remove any identifying or contact information. Public comments may also be viewed electronically or in paper form in Room MP-500 of the Board's Martin Building (20th and C Street, NW.) between 9 a.m. and 5 p.m. on weekdays.

FOR FURTHER INFORMATION CONTACT: *Regulation LL:* Amanda K. Allexon, Senior Counsel, (202) 452-3818, or Paul F. Hannah, Counsel, (202) 452-2810, Legal Division; *Regulation MM:* C. Tate Wilson, Attorney, (202) 452-3696, Christine E. Graham, Senior Attorney, (202) 452-3005, Legal Division; Both Regulations: Kevin Bertsch, Associate Director, (202) 452-5265, Kirk Odegard, Assistant Director, (202) 530-6225, or Mike Sexton, Assistant Director, (202) 452-3009, Division of Banking Supervision and Regulation; Board of Governors of the Federal Reserve System, 20th Street and Constitution Ave., NW., Washington, DC 20551. *All other regulatory amendments:* Amanda K. Allexon, Senior Counsel, (202) 452-3818, or Paul F. Hannah, Counsel, (202) 452-2810, Legal Division. For the hearing impaired *only,* Telecommunication Device for the Deaf (TDD), (202) 263-4869.

SUPPLEMENTARY INFORMATION:

I. Background

Title III of the Dodd-Frank Act transferred from OTS to the Board the responsibility for supervision of SLHCs and their non-depository subsidiaries. The Dodd-Frank Act also transferred supervisory functions related to Federal savings associations and state savings associations to the Office of the Comptroller of the Currency ("OCC") and the Federal Deposit Insurance Corporation ("FDIC"), respectively.

Specifically, section 312 of the Dodd-Frank Act provides that all functions of the OTS and the Director of the OTS (including rulemaking authority and authority to issue orders) with respect to the supervision of SLHCs and their non-depository subsidiaries transfer to the Board on July 21, 2011.[1] Section 316 of the Dodd-Frank Act provides that all orders, resolutions, determinations, agreements, and regulations, interpretive rules, other interpretations, guidelines, and other advisory materials issued, made, prescribed, or allowed to become effective by the OTS on or before the transfer date with respect to SLHCs and their non-depository subsidiaries will remain in effect and shall be enforceable until modified, terminated, set aside, or superseded in accordance with applicable law by the Board, by any court of competent jurisdiction, or by operation of law. The Dodd-Frank Act includes parallel provisions applicable to the OCC and the FDIC with respect to Federal savings associations and state savings associations, respectively.

Given the extensive transfer of authority to multiple agencies, section 316 of the Dodd-Frank Act required the Board, OCC, and FDIC to identify and publish in the **Federal Register** separate lists of the current OTS regulations that each agency will continue to enforce after the transfer date.[2] On July 21, 2011, the Board issued a notice of intent pursuant to this requirement. The notice of intent outlines all OTS regulations applicable to SLHCs and their non-depository subsidiaries that the Board has currently identified that it intends to enforce after the transfer date. The notice of intent also advised that the Board would issue an interim final rule to effectuate the transition of OTS regulations to the Board.

II. Overview of Interim Final Rule

The interim final rule has three components: (1) New Regulation LL (Part 238), which sets forth regulations generally governing SLHCs; (2) new Regulation MM (Part 239), which sets forth regulations governing SLHCs in mutual form; and (3) technical amendments to current Board regulations necessary to accommodate the transfer of supervisory authority for SLHCs from the OTS to the Board.

The Board is seeking comment on all aspects of this interim final rule. The Board requests specific comment with respect to whether all regulations relating to the supervision of SLHCs are included in this rulemaking. Alternatively, does this rulemaking carry over regulatory provisions that currently do not apply to SLHCs or their non-depository subsidiaries?

Regulation LL. In drafting new Regulation LL, the Board has sought to collect all current OTS regulations applicable to SLHCs (other than regulations pertaining uniquely to SLHCs in mutual form) and transfer them into a single part of Chapter 2 of Title 12 for ease of locating. Generally,

[1] 12 U.S.C. 5412. Section 312 also transfers to the Board all rulemaking authority under section 11 of the Home Owners' Loan Act relating to transactions with affiliates and extensions of credit to insiders and section 5(q) relating to tying arrangements. 12 U.S.C. 1461 *et seq.*

[2] 12 U.S.C. 5414(c).

the structure of the new Regulation LL closely follows that of the Board's Regulation Y, which houses regulations directly related to bank holding companies ("BHCs"), in order to provide an overall structure to rules that were previously found in disparate locations.[3] In many instances, this process has involved copying the current OTS regulations into the new Regulation LL with only technical modifications to account for the shift in supervisory responsibility from the OTS to the Board. In other situations, where the requirements or criteria found in the OTS rules were the same as those found in the Board's rules, Regulation LL attempts to conform the language and format used in the rule to that used by the Board.

The Board also made several substantive changes to the OTS regulations as they were incorporated into Regulation LL. Additionally, the Board added or modified regulations to reflect substantive changes introduced by the Dodd-Frank Act. These modifications are discussed separately below.

Application Processing

Throughout the new regulations, the Board has replaced the OTS procedures with respect to the processing of applications and filings for those of the Board to the extent possible. These changes do not alter the thresholds for filing an application or notice, or the standards for the Board's review of an application, but are intended to promote uniformity and consistency in the Board's processing of applications across the range of institutions. The Board will carryover the OTS applications forms, with technical changes, for the time being. SLHCs can find all application and notice forms on the Board's public Web site. This Web site also contains general information about the most common filings, publication requirements, and the Board's electronic application submission system.[4]

Among other things, migration to the Board's procedures for applications processing includes elimination of requirements in OTS rules for prefiling meetings and submission of draft business plans, and formal procedures for determining an application to be complete. The Board's application processing procedures contemplate both the collection and review of submitted information within specified time periods. Because an application to the Board in most instances is acted on within the standard 30 to 60 day processing periods, the Board expects that following the Board's applications procedures will result in applications processing that is at least as expeditious as processing under the OTS procedures.

Control Determinations

Regulation LL modifies the regulations previously used by the OTS for purposes of determining when a company or natural person acquires control of a savings association or SLHC under the Home Owner's Loan Act ("HOLA")[5] or the Change in Bank Control Act ("CBCA").[6] In light of the similarity between the statutes governing BHCs and SLHCs, the Board has decided to use its established rules and processes with respect to control determinations under HOLA and the CBCA to ensure consistency between equivalent statutes administered by the same agency.

The definition of control found in HOLA is virtually identical to that found in the Bank Holding Company Act ("BHC Act").[7] Specifically, both statutes have a similar three-prong test for determining when a company controls a bank or savings association. A company[8] has control over either a bank or savings association if the company:

(1) Directly or indirectly or acting in concert with one or more persons, owns, controls, or has the power to vote 25 percent or more of the voting securities of a company;

(2) Controls in any manner the election of a majority of the board;

(3) Directly or indirectly exercises a controlling influence over management or policies, after reasonable notice and opportunity for hearing.

Because of this similarity, Regulation LL includes provisions interpreting the definition of control under HOLA in the same manner as that term is interpreted under the BHC Act, adopts procedures for reviewing control determination that are identical for SLHCs and BHCs, and conforms the filing requirements under the CBCA for SLHCs to those for BHCs. As a result, OTS regulations relating to control determinations and rebuttals under HOLA, including the rebuttable control factors and process in section 574.4, the certification of ownership in section 574.5, and the rebuttal agreement in section 574.100, are not included in the proposed regulation.

Beginning on the date of approval of this interim final rule, the Board will review investments and relationships with SLHCs by companies using the current practices and policies applicable to BHCs to the extent possible. Overall, the indicia of control used by the Board under the BHC Act to determine whether a company has a controlling influence over the management or policies of a banking organization (which for Board purposes, will now include savings associations and SLHCs) are similar to the control factors found in OTS regulations.[9] However, the OTS rules weigh these factors somewhat differently and use a different review process designed to be more mechanical.

First, the Board does not limit its review of companies with the potential to have a controlling influence to the two largest shareholders. The Board reviews all investors based on all of the facts and circumstances to determine if a controlling influence is present.

Second, the Board does not have a separate application process for rebutting control under the BHC Act and Regulation LL does not include such a process. Under OTS rules, investors that triggered a control factor in section 574.4 could submit an application to the OTS requesting a determination that they have successfully rebutted control under HOLA. This application resulted in a rebuttal agreement between the investor and the OTS in the form found in section 574.100.

Board practice is to consider potential control relationships for all investors in connection with applications submitted under section 3 of the BHC Act.[10] Accordingly, the Board intends to review potential control relationships for all investors in connection with applications submitted to the Board under section 10(e) or 10(o) of HOLA.[11] In situations where investors believe no application is required, the Board

[3] 12 CFR part 225 (Regulation Y).

[4] *See* Application Filing Information at *http://www.federalreserve.gov/generalinfo/applications/afi/*.

[5] 12 U.S.C. 1461 *et seq.*

[6] 12 U.S.C. 1817(j).

[7] 12 U.S.C. 1841(a) and 1467a(a)(2).

[8] Unlike the BHC Act, HOLA's definition of control applies to persons, not just companies. Additionally, an acquirer will be deemed to control a company under HOLA if they have contributed more than 25 percent of the capital of the company. 12 U.S.C. 1467a(a)(2)(B).

[9] The Board discussed these indicia in a 2008 policy statement on noncontrolling equity investments. *See http://www.federalreserve.gov/newsevents/press/bcreg/20080922c.htm*. The policy statement outlines in greater detail the Board's views on certain indicia of control, such as the size of the voting and total equity investment, director and officer interlocks, business relationships, and actions (whether or not they are based in contract) that may influence or interfere with the major policies and operations of the banking organization.

[10] 12 U.S.C. 1842.

[11] 12 U.S.C. 1467a(e) and 1467a(o).

encourages investors to consult with staff at the appropriate Reserve Bank or the Board to determine what type of review is appropriate to confirm that the Board concurs that no BHC Act or HOLA filing is necessary. As with OTS practice, the Board often obtains a series of commitments from investors seeking non-control determinations.

The CBCA applies a somewhat different definition of control to the acquisition of both banks and savings associations and their holding companies by individuals or companies. The CBCA applies only to acquisitions of control of a holding company through the purchase or other disposition of the company's voting stock, and an acquiror is deemed to control the company if the acquiror would have the power, directly or indirectly, to direct the management or policies of an insured bank or to vote 25 percent or more of any class of voting securities of an insured bank.[12]

A significant difference between OTS and Board regulations relating to the CBCA is the ability to use passivity commitments or rebuttal agreements to avoid filing a CBCA notice. Unlike the OTS, the Board does not allow investors to avoid required filings under the CBCA. The CBCA requires only a notice and background review by the Board and, unlike the BHC Act or HOLA, does not impose any ongoing activity restrictions or other requirements on the filer. For example, the Board may determine that a company does not have control for purposes of the BHC Act (or in the future, for purposes of HOLA) and rely on passivity commitments to support its determination, but that company would continue to be required to file a notice under the CBCA if the size of the investment triggers a filing under that Act.

The Board does not anticipate revisiting ownership structures previously approved by the OTS. The Board would apply its rules only to new investments and would only reconsider the particular structures of past investments approved by the OTS if the company proposes a material transaction, such as an additional expansionary investment, significant recapitalization, or significant modification of business plan.

Financial Holding Company Activities

Section 606(b) of the Dodd-Frank Act amends HOLA by inserting a new requirement that conditions the ability of SLHCs that are not exempt from HOLA's restrictions on activities ("Covered SLHCs") to engage in certain activities.[13] Pursuant to this new requirement, a Covered SLHC may engage in activities that are permissible only for a financial holding company under section 4(k) of the BHC Act ("4(k) Activities") if the Covered SLHC meets all of the criteria to qualify as a financial holding company, and complies with all of the requirements applicable to a financial holding company as if the Covered SLHC was a bank holding company.[14]

Section 4(l) of the BHC Act, as amended by section 606(a) of the Dodd-Frank Act, provides for the following requirements for an institution to qualify as a financial holding company: (1) All depository institution subsidiaries and the holding company itself must be well-managed and well-capitalized; (2) the holding company must file an election to engage in activities available only to financial holding companies and certify that it meets the above requirements; and (3) all depository institution subsidiaries must have a CRA rating of "satisfactory" or better.[15] Under section 606(b), these new conditions on the ability of Covered SLHCs to engage in 4(k) Activities took effect on the transfer date.

Prior to the Dodd-Frank Act, the authority for SLHCs to engage in 4(k) Activities was based on subparagraphs 10(c)(9)(A) and (B) of HOLA, which were added to the statute by the Gramm-Leach-Bliley Act of 1999.[16] These provisions provide that, after May 4, 1999, no new or existing SLHC could conduct activities except for (i) those listed in subsection 10(c)(1)(C) or 10(c)(2) of HOLA[17] or (ii) 4(k) Activities. The OTS interpreted this reference to 4(k) Activities to be an affirmative grant of authority to all Covered SLHCs to engage in 4(k) Activities. Because there was no specific statutory requirement to do otherwise, the OTS permitted Covered SLHCs to engage in 4(k) Activities without having to satisfy any of the financial holding company-related criteria in the BHC Act.[18] As a result, the OTS imposed only limited filing requirements on Covered SLHCs with respect to 4(k) Activities.[19]

In light of Section 606(b) of the Dodd-Frank Act, the Board believes that subsection 10(c)(2)(H) is the only grant of authority in HOLA for Covered SLHCs to engage in 4(k) Activities.[20] Specifically, subparagraphs 10(c)(9)(A) and (B) do not grant separate authority to engage in 4(k) Activities without having to comply with the standards applicable to financial holding companies. As a result, the Board has concluded that the statute requires Covered SLHCs that wish to engage in 4(k) Activities after the transfer date to file a declaration with the Board to elect to be treated as a financial holding company and a certification that the financial holding company criteria are satisfied for the purpose of engaging in 4(k) Activities.

Accordingly, in subpart G of Regulation LL, the Board has adopted regulations outlining the processes under which a Covered SLHC may elect to be treated as a financial holding company. These regulations are similar to those found in the Board's Regulation Y for BHCs. Subpart G also establishes a process under which Covered SLHCs currently engaged in 4(k) Activities may come into conformance with these new requirements.

After the transfer date, HOLA will continue to permit SLHCs to engage in activities other than those implicated by section 606(b) of the Dodd-Frank Act. In particular, Covered SLHCs conducting certain 4(k) Activities may not be subject to financial holding company requirements if the activities are permissible pursuant to HOLA provisions other than those impacted by section 606(b).

Section 4(c)(8) and 4(k)(4)(F) Activities

Sections 4(c)(8) and 4(k)(4)(F) of the BHC Act permit BHCs and financial holding companies, respectively, to conduct activities the Board has determined by rule or order to be "closely related to banking" ("section 4(c)(8) Activities").[21] HOLA also

[12] 12 U.S.C. 1817(j)(1) and (j)(8)(B).

[13] 12 U.S.C. 1467a(c)(2)(H). HOLA provides an exemption from activities restrictions for certain SLHCs that only controlled, or were in the process of acquiring, one savings association at the time the Gramm-Leach-Bliley Act of 1999 was passed and that meet certain other criteria. Subsections 10(c)(3) and 10(c)(9)(C) of HOLA operate together to establish this exemption. Section 606(b) does not modify the operative provisions of either of these subsections and therefore should not be interpreted to modify the exemption. *See* 12 U.S.C. 1467a(c)(3); 12 U.S.C. 1467a(c)(9).

[14] *Id.*

[15] 12 U.S.C. 1843(l).

[16] 12 U.S.C. 1467a(c)(9)(A)–(B).

[17] 12 U.S.C. 1467(a)(c)(1)(C)–(2).

[18] *See* Notice of Proposed Rulemaking, Authority for Certain Savings and Loan Holding Companies to Engage in Financial Activities, 66 Federal Register 56488 (November 8, 2001).

[19] Prior to the transfer date, in order to engage in 4(k) Activities, SLHCs generally were not required to make any pre- or post-notice filings with the OTS. *See Id.*

[20] In this context, subparagraphs 10(c)(9)(A) and (B) of HOLA now should be read to act as limitations on the activities that an entity that acquires and holds savings associations may engage in.

[21] 12 U.S.C. 1843(c)(8) and 4(k)(4)(F).

permits all SLHCs to conduct these activities.[22] Under OTS practice, the OTS has not required a filing to engage in section 4(c)(8) Activities.[23] After the transfer date, Covered SLHCs that only conduct section 4(c)(8) Activities will not need to submit the declaration described above. However, any SLHC that begins a new section 4(c)(8) Activity after the transfer date and has not made a declaration and submitted the appropriate post-notice will need to comply with relevant filing requirements in subpart F of this rule.

Insurance Agency Activities

HOLA also allows SLHCs to engage in insurance and escrow activities ("insurance agency activities").[24] These activities fall within the scope of 4(k) Activities. However, because HOLA provides an explicit grant of authority to conduct insurance agency activities, the restrictions on 4(k) Activities will not apply to Covered SLHCs with respect to insurance agency activities. Accordingly, after the transfer date, Covered SLHCs do not have to submit a declaration and adhere to the financial holding company limitations in order to engage exclusively in this set of activities.

"1987 List" Activities

Additionally, HOLA permits SLHCs to engage in activities that multiple SLHCs were authorized, by regulation, to directly engage in on March 5, 1987.[25] The OTS identified the activities that satisfy this section of HOLA in their regulations ("1987 List").[26] Some of the activities on the 1987 List, such as real estate development, are not permissible for BHCs or financial holding companies. The Dodd-Frank Act does not modify or condition the ability of SLHCs to engage in these activities. Therefore, the activities identified by the OTS on the 1987 List remain permissible for Covered SLHCs, subject to the requirements in subpart F of Regulation LL. After the transfer date, Covered SLHCs do not have to submit a declaration and adhere to the financial holding company limitations in order to engage exclusively in this set of activities.

[22] 12 U.S.C. 1467a(c)(2)(F)(i) (permitting activities listed in Section 4(c) of the BHC Act); 12 U.S.C. 1467a(c)(9) (permitting activities listed in Section 4(k) of the BHC Act).

[23] OTS has taken this view because Section 4(c)(8) Activities are a subset of 4(k) Activities, for which no OTS filing has been required.

[24] 12 U.S.C. 1467a(c)(2)(B).

[25] 12 U.S.C. 1467a(c)(2)(F)(2).

[26] 12 CFR 584.2–1, which can now be found in section 238.53 of the Board's rules.

Dividends by Subsidiary Savings Associations

Section 10(f) of HOLA provides that a subsidiary savings association of an SLHC must file a notice at least 30 days prior to declaring a dividend.[27] Prior to July 21, 2011, these notices were filed with the OTS. However, section 369(8)(K) of the Dodd-Frank Act provides that such notices are to be filed with the Board after the transfer date.

Subpart K of the interim final rule implements section 10(f) of HOLA. This subpart is substantially similar to portions of the OTS capital distribution regulation, which governed dividends by subsidiary savings associations of SLHCs as well as other savings association capital distributions. Subpart K of the interim final rule includes only the portions of the OTS capital distribution regulation that implement section 10(f) of HOLA.

In processing notices pursuant to subpart K, the Board will work closely with the regulator(s) of a savings association that submits a dividend notice. The Board expects for example that on receiving a dividend notice pursuant to subpart K, a copy of the notice will immediately be sent to the savings association's regulator(s) with a request for comment.

Regulation MM. Regulation MM organizes the current OTS regulations specific to SLHCs in mutual form ("MHCs") and their subsidiary holding companies into a single part of the Board's regulations.[28] Previously, regulations governing MHCs were largely found in parts 575 and 563b of the OTS rules. In many cases, Regulation MM mirrors the current OTS rules with only technical modifications to account for the shift in supervisory responsibility from the OTS to the Board.[29]

[27] 12 U.S.C. 1467a(f).

[28] The definition of "mutual holding company" in section 10(o)(10)(A) of HOLA defines an MHC to be "a corporation organized as a holding company under [section 10(o)]." Thus, the provisions of Regulation MM do not apply to an MHC that is not organized under section 10(o) of HOLA. MHCs that own a bank (that have not elected to be treated as a saving association pursuant to section 10(l) of HOLA) remain subject to the BHC Act and related regulations.

[29] The Board notes that, in many cases, the former OTS regulations applied directly to savings associations and were indirectly applied to MHCs and their subsidiary holding companies by cross reference. After the transfer date, the Board is the primary federal regulator of SLHCs (including MHCs and their subsidiary holding companies) and the FDIC and OCC are the primary federal regulators of savings associations. As a result, the Board has transferred the provisions that applied indirectly to MHCs through cross references into Regulation MM and revised them as necessary to apply directly to MHCs and their subsidiary holding companies.

Regulation MM also reflects several substantive changes to OTS regulations. Some of the changes are necessary to take into account statutory changes made by the Dodd-Frank Act, and others are intended to promote consistent treatment of BHCs and SLHCs. The substantive changes are discussed below.

Application Processing

As discussed above, throughout the new regulations, the Board has replaced the OTS procedures with respect to the processing of applications and filings with those of the Board to the extent possible. In general, the Board has conformed the processing period for applications and forms filed by MHCs, subsidiary holding companies of MHCs, and any other entities that are required to make a filing pursuant to Regulation MM with the standard processing periods currently applicable to BHCs. The Board's changes do not alter the thresholds for filing an application or notice or the regulatory standards of review of any filing. The changes are intended to promote uniformity and consistency in the Board's processing of applications across the range of filings to the Board.

The Board is aware that certain conversion applications filed by MHCs with the OTS pursuant to part 563b were processed by the OTS according to a special six-to-eight week review period, notwithstanding the application of the processing periods previously found in subpart E of part 516. The Board understands this special review period was developed because the review period in part 516 made it highly unlikely an applicant would receive approval of a conversion application prior to the relevant financial statements' stale date under applicable federal securities law.

The Board will process applications filed by MHCs to convert to stock form under the procedures set forth in section 238.14 in Regulation LL. The Board's standard 30- or 60-day processing periods are generally consistent with past OTS practice of processing conversion applications within six-to-eight weeks.[30] However, section 238.14 allows the Board to extend the processing period for a specified period, and the Board may determine to extend the review period of a conversion application beyond 60 calendar days.

[30] Section 239.53 applies the processing period from section 238.14 in Regulation LL to conversion applications. This processing period is consistent with the processing period that has been applied to past conversion applications submitted by BHCs in mutual form applying to convert to stock form.

Waiver of Dividends

Section 625 of the Dodd-Frank Act amended section 10(o) of HOLA to set forth the conditions under which an MHC may waive its right to receive dividends declared by a subsidiary of the MHC. Dividend waivers are permissible if:

(1) No insider of the MHC, associate of an insider, or tax-qualified or non-tax-qualified employee stock benefit plan of the MHC holds any share of the stock in the class of stock to which the waiver would apply, or

(2) The MHC gives written notice to the Board of its intent to waive its right to receive dividends ("Dividend Waiver Notice") not later than 30 days before the date of the proposed date of payment of the dividend, and the Board does not object to the waiver.[31]

With respect to dividend waivers under (2) above, the Dodd-Frank Act's amendment to section 10(o) of HOLA distinguishes between those MHCs that waived dividends prior to December 1, 2009 ("Grandfathered MHCs") and those that did not ("non-Grandfathered MHCs").

For Grandfathered MHCs, new section 10(o)(11) of HOLA provides that the Board may not object to a waiver of dividends if: (1) The waiver would not be detrimental to the safe and sound operation of the savings association; and (2) the MHC's board of directors expressly determines that a waiver of dividends by the MHC is consistent with the fiduciary duties of the board of directors to the MHC's mutual members. The Grandfathered MHC must provide the Dividend Waiver Notice to the Board and include a copy of the resolution of the MHC's board of directors, in such form and substance as the Board may determine, which concludes that the proposed dividend waiver is consistent with the fiduciary duties of the board of directors to the mutual members of the MHC.[32]

Section 239.8(d) of Regulation MM implements the statutory framework for dividend waivers. To address the concern with respect to the inherent conflict of interest created by the waiver of dividends, section 239.8(d)(3) requires that the resolution of the MHC's board of directors contain certain elements designed to disclose and mitigate this conflict of interest. First, the board resolution must describe the conflict of interest that exists because of an MHC director's ownership of stock in the subsidiary declaring dividends and any actions the MHC and board of directors have taken to eliminate the conflict of interest, such as the directors waiving their right to receive dividends. Second, the resolution must contain an affirmation that a majority of the mutual members eligible to vote have, within the 12 months prior to the declaration date of the dividend, voted to approve the waiver of dividends. Any proxy statement used in connection with the member vote must include disclosure of any MHC director's ownership of stock in the subsidiary. The Board requests comment concerning the substance of the board resolution and whether any additional provisions should be required to ensure that the fiduciary duties of the directors have been satisfied.

HOLA is silent with respect to the standards the Board should consider when reviewing a Dividend Waiver Notice filed by non-Grandfathered MHCs, and does not limit the Board's ability to deny such waivers. Consistent with the view that dividend waiver requests raise inherent conflict of interest issues, section 239.8(d)(4) would apply to non-Grandfathered MHCs all requirements applicable to Grandfathered MHCs' requests to waive dividends and would impose additional conditions that must be satisfied by non-Grandfathered MHCs before the Board will approve a request to waive dividends. These conditions are designed to highlight for the mutual members the conflict of interest inherent in dividend waivers where MHC directors own shares of the subsidiary issuing dividends. The conditions also are designed to employ certain accounting practices to ensure that the mutual members' financial interests in the MHC are protected in the event the MHC converts to stock form or is forced to liquidate.

Specifically, non-Grandfathered MHCs must submit a copy of the non-Grandfathered MHC's board resolution pursuant to paragraph 239.8(d)(2) and must also satisfy each of the conditions provided in paragraph 239.8(d)(4).

Non-Grandfathered MHCs need only satisfy one of the two conditions provided in paragraph 239.8(d)(4)(v). Paragraph 239.8(d)(4)(v)(A) requires a majority of the board of directors of the non-Grandfathered MHC to approve the waiver of dividends. Any director with direct or indirect ownership, control, or the power to vote shares of the subsidiary declaring the dividend, or who otherwise directly or indirectly benefits through an associate from the waiver of dividends, must abstain from the board vote. Regardless of the number of director abstentions, a majority of the entire board of directors must approve the waiver of dividends—not just a majority of the directors who vote. For example, if a non-Grandfathered MHC's board of directors has a total of nine members and four directors must abstain from the vote, all five voting directors must approve the waiver of dividends.

If unable to comply with the procedures described above, Non-Grandfathered MHCs may instead comply with subparagraph 239.8(d)(4)(v)(B) under which each officer or director of the MHC or its affiliates, associate of such officer or director, and any tax-qualified or non-tax-qualified employee stock benefit plan in which such officer or director participates that holds any share of the stock in the class of stock to which the waiver would apply waives their rights to dividends. The Board notes that for the purpose of subparagraph 239.8(d)(4)(v)(B) the tax-qualified or non-tax-qualified employee stock benefit plans in which an officer or director of the MHC or its affiliates may participate that hold any share of the stock in the class of stock to which the waiver would apply may include plans other than those offered or sponsored by the MHC or its affiliates.

Non-Grandfathered MHCs should include in the Dividend Waiver Notice submitted to the Board pursuant to paragraph 239.8(d)(1)(ii) a description of the non-Grandfathered MHC's compliance with each of the requirements listed in paragraph 239.8(d)(4). Each of the requirements in paragraph 239.8(d)(4) should be addressed individually in the Dividend Waiver Notice.

The Board requests comment on whether the conditions sufficiently address concerns regarding the inherent conflict of interest with dividend waivers. The Board also requests comment with respect to the conditions that require specific accounting of waived dividends.

Offering Circulars, Forms of Proxy, and Proxy Statements

The Board has revised the process for review of offering circulars, forms of proxy, and proxy statements used in connection with MHC transactions. Under part 563b of the OTS regulations, the OTS declared effective offering circulars and approved forms of proxy and proxy statements. MHCs and their subsidiary holding companies were not permitted to conduct a securities offering or solicit proxies until the OTS declared effective or approved these documents, as relevant.

The Board will continue to require MHCs and their subsidiary holding

[31] 12 U.S.C. 1467a(o)(11)(B).

[32] 12 U.S.C. 1467a(o)(11)(C).

companies to file offering circulars on Form OC and proxy statements on Form PS in the context of an application to the Board. The Board will closely review these documents in its review of an application as a whole and may comment on the adequacy, completeness, or accuracy of information in any of these documents. However, consistent with the Board's current practice with respect to bank holding companies and state member banks, the Board will not declare offering circulars effective and will not approve proxies or proxy statements. The Board may require an applicant make certain changes to any offering circular, form of proxy, or proxy statement.

MHCs and subsidiary holding companies of MHCs must continue to abide by all applicable federal and state securities laws, rules, and regulations. For instance, the Board expects that all securities offering documents and proxy materials provided in the context of a securities offering will be governed by regulations and policies of the Securities and Exchange Commission ("SEC"), a state securities regulator as relevant, and the Board. For forms of proxy and proxy statements provided to mutual members and not filed with the SEC, the Board requires that all documents comply with all applicable Board regulations and policies.

The Board requests comment regarding its review of offering circulars, forms of proxy, and proxy statements. The Board requests specific comment on whether there are circumstances in which an MHC or subsidiary holding company's offering circular would not be reviewed or declared effective by the SEC or approved by a state securities regulator. The Board also requests comment on whether it should continue to require MHCs and subsidiary holding companies of MHCs to file proxy statements on Form PS for proxies sent to shareholders, or if the Board should require only that MHCs and their subsidiary holding companies file proxy statements that conform to state and federal securities laws, rules, and regulations.

The Board also requests specific comment on whether MHCs or subsidiary holding companies should be allowed to submit securities materials on the appropriate SEC forms, as opposed to on Form PS or Form OC, if the securities materials are subject to SEC review.

Stock Repurchases

The Board has extended the prior notice period for stock repurchases by a resulting stock holding company within the first year of conversion from mutual to stock form. Under the interim final rule, a resulting stock holding company will be required to provide 30 days prior notice to the Board before engaging in a stock repurchase, which can be extended by the Board for an additional 60 days. Under section 563b.515 of the OTS regulations, resulting stock holding companies were required to provide a 10-day prior notice.

In addition, the Board expects that stock repurchases within a short period of time after conversion would generally constitute a material change from the business plan considered in connection with the conversion. In this case, the resulting stock holding company would be required to obtain prior approval from the Board before the material change to the business plan could be considered effective.

Technical Amendments. The Board has made technical amendments to Board rules to facilitate supervision of SLHCs. These amendments include revisions to the interagency rules implementing requirements relating to the Community Reinvestment Act, as well as the procedural and administrative rules of the Board including those relating to the Freedom of Information Act. In general, the amendments add SLHCs to the institutions covered by the rule and create mirrored provisions to accommodate transactions under HOLA.

In addition, the Board made technical amendments to implement section 312(b)(2)(A) of the Dodd Frank Act,[33] which transfers to the Board all rulemaking authority under section 11 of HOLA relating to transactions with affiliates and extensions of credit to executive officers, directors, and principal shareholders.[34] These amendments include revisions to parts 215 (Insider Transactions)[35] and part 223 (Transactions with Affiliates)[36] of Board regulations.

III. Section-by-Section Analysis.

Regulation LL

1. Subpart A General Provisions

A. 238.1 Authority, Purpose and Scope

This section sets forth the authority, purpose, and scope for the interim final rule.

B. 238.2 Definitions

This section combines definitions from parts 574 and 583 of the OTS regulations in one location. Several definitions that were not used in the text of the rules were eliminated or moved to locations that correspond with placement in Regulation Y. Other definitions were modified or changed to those used in Regulation Y.

Specifically, the definition of "bank holding company," "person," "shareholder," "stock," "voting securities" (including voting and nonvoting shares) were modified to reflect the definitions in Regulation Y. The definition of "savings association" was modified to eliminate the inclusion of SLHCs within the definition. The definition of "savings and loan holding company" was modified to reflect two new exceptions to HOLA included in the Dodd-Frank Act. Section 10(a)(1)(D) of HOLA, as amended by section 604 of the Dodd-Frank Act, now excludes from the definition of "savings and loan holding company" a company that controls a savings association that functions solely in a trust or fiduciary capacity as provided in section 2(c)(2)(D) of the BHC Act, as well as a company, described in section 10(c)(9)(C) of HOLA that would be a SLHC solely by virtue of such company's control of an intermediate holding company established under section 10A of HOLA.

This section also includes definitions of "well managed" and "well capitalized" for SLHCs. "Well managed" takes the meaning provided in section 225.2(s) of Regulation Y for BHCs, except that it clarifies that a "satisfactory rating for management" may mean either a management or risk-management rating, whichever rating is given. The definition of well-capitalized for SLHCs differs from the similar standard for BHCs because SLHCs are not currently subject to regulatory capital requirements. Instead, a SLHC will be considered well-capitalized if (i) all of its subsidiary savings associations and other subsidiary depository institutions are well capitalized, and (iii) the SLHC is not subject to any outstanding formal administrative order or enforcement actions relating to capital.

As discussed in the Board's Notice of Intent issued on April 15, 2011, the Board, together with the other Federal banking agencies, is reviewing consolidated capital requirements for all depository institutions and their holding companies pursuant to section 171 of the Dodd-Frank Act and the Basel Committee on Banking Supervision's "Basel III: A global regulatory framework for more resilient banks and banking systems" report ("Basel III"). It is expected that the Basel III notice of proposed rulemaking also would

[33] 12 U.S.C. 5412.

[34] 12 U.S.C. 1468.

[35] 12 CFR part 215 (Regulation O).

[36] 12 CFR part 223 (Regulation W).

address any proposed application of Basel III-based requirements to SLHCs. When the rule-making process is complete, this definition will be changed to be more closely aligned to the definition of well-capitalized for BHCs.

C. 238.3 Administration

Section 238.3 includes two paragraphs that clarify some administrative processes of the Board that are specifically relevant to the provisions in these regulations. Paragraph (a) specifies that the Board has delegated certain functions to designated Board members and officers as well as the Federal Reserve Banks. These delegations can be found in parts 262 and 265 of the Board's rules, and in Board orders. In connection with the issuance of this interim final rule, the Board has approved an order extending to SLHCs many of the delegations in part 265 and in previous Board orders that are currently applicable to BHCs.

In administering this regulation, the Board often relies on appropriate Reserve Banks to take certain actions, including on applications. Paragraph (b) clarifies the factors used in determining the appropriate Reserve Bank for a particular SLHC or for companies and individuals filing under the CBCA. If the standard delegation could impede the ability of the Federal Reserve to perform its functions under law, would not result in an efficient allocation of supervisory resources, or would not otherwise be appropriate, the Board may designate another appropriate Reserve Bank.

D. 238.4 Records, Reports, and Inspections

This section combines provisions that apply to SLHCs from sections 562.1, 562.2, and 584.1 of the OTS rules which establish basic records and reporting requirements. Minor changes have been made to these provisions to reflect similar provisions in Regulation Y.

All reports required by the Board can be found on the Board's public Web site.[37] As discussed in the Board's Notice of Intent issued on February 3, 2011, the Board anticipates transitioning SLHCs to the Board's reporting forms. The Board has considered the comments received on that Notice and will be issuing a revised proposal for comment shortly. Until such time as that proposal is finalized, SLHCs must still submit all current reports on the schedule prescribed by the OTS. As noted above, the Board will carryover the OTS applications forms, with technical changes, for the time being.

This section also includes the registration and deregistration process provided for in HOLA. This interim final rule expands the deregistration process to include situations where a company no longer qualifies as a SLHC, in addition to when a company no longer controls a savings association. This change is to accommodate exemptions added to the definition of "savings and loan holding company" by the Dodd-Frank Act that are discussed in detail above.

E. 238.5 Audit of Savings Association Holding Companies

This section contains the provisions of section 562.4 of the OTS rules. These provisions require an independent audit for safety and soundness purposes for SLHCs that control a savings association(s) with aggregate consolidated assets of $500 million or more.

F. 238.6 Penalties for Violations

Section 238.6 of Regulation LL puts SLHCs on notice that section 10 of HOLA provides for criminal and civil penalties for violations by any company or individual of HOLA or any regulation or order issued under it, as well as for making a false entry in any book, report, or statement of an SLHC. This section also specifies that the Board may institute a cease-and-desist order for any violation of HOLA, the CBCA or this regulation. The Board has provisions for BHCs in section 225.6 of Regulation Y.

G. 238.7 Tying Restriction Exception

Section 312(b)(2) of the Dodd-Frank Act[38] gives the Board rule-writing authority with respect to section 5(q) of HOLA, which contains tying restrictions for savings associations.[39] This section of the interim final rule contains the provisions previously found in section 563.36 of the OTS rules. Although the requirements for savings associations are comparable to those applicable to banks under the Board's Regulation Y, this section also applies these restrictions reciprocally to SLHCs. BHCs are not subject to equivalent restrictions under current Board rules. In the future, the Board will evaluate if these rules should be conformed. Additionally, following the transfer date, the Board has authority under section 5(q) to grant exceptions to these restrictions, after consultation with the OCC and the FDIC, so long as any exception conforms to section 106 of the Bank Holding Company Amendments of 1970.[40]

H. 238.8 Safe and Sound Operations

This section of the interim final rule states that a SLHC must serve as a source of financial and managerial strength to its subsidiary savings associations and may not conduct its operations in an unsafe and unsound manner. Although these are long standing prudential standards applied by the Board, section 38A of the Federal Deposit Insurance Act ("FDI Act"), as amended by section 616(d) of the Dodd-Frank Act, now requires all SLHCs to serve as a source of strength to their subsidiary depository institutions.[41]

Additionally, this section of the interim final rule specifies that if the Board believes that an activity of the SLHC or a nonbank subsidiary constitutes a serious risk to the financial safety, soundness, or stability of a subsidiary savings association and is inconsistent with the principles of sound banking, the purposes of HOLA or other applicable statutes, the Board may require the SLHC to terminate the activity or divest control of the nonbanking subsidiary. This obligation is established in section 10(g)(5) of HOLA[42] and BHCs are subject to equivalent obligations under the BHC Act and Regulation Y.

2. Subpart B Acquisitions of Savings Association Securities or Assets

A. 238.11 Transactions Requiring Board Approval

This section specifies certain acquisition transactions involving savings associations and SLHCs that require the prior approval of the Board under section 10(e) of HOLA.[43] These prior approval requirements were previously found in section 574.3(a) and section 584.4 of the OTS regulations. As discussed above, although OTS regulations integrated the concepts of prior approval under HOLA and the CBCA with respect to companies, the prior approval requirements found in subpart B only relate to the requirements of HOLA.

B. 238.12 Transactions Not Requiring Board Approval

Section 238.12 of Regulation LL outlines certain acquisition transactions involving savings associations or SLHCs that do not require the prior approval of the Board. These exclusions from prior notice requirements were previously

[37] *See* Reporting Forms at: *http://www.federalreserve.gov/reportforms/default.cfm.*

[38] 12 U.S.C. 5412.

[39] 12 U.S.C. 1464.

[40] 12 U.S.C. 1972(1).

[41] 12 U.S.C. 1831o–1.

[42] 12 U.S.C. 1467a(g)(5).

[43] 12 U.S.C. 1467a(e).

found at sections 574.4(c) and 584.4(c) of the OTS rules and only include minor modifications. Because there is a separate regulatory provision relating to CBCA, this section does not include the exceptions from prior notice for CBCA filings that were also included in section 574.4(c). Those provisions can now be found in subpart D.

Section 10(e) of HOLA requires SLHCs to request prior approval to acquire a savings association through merger. The Bank Merger Act[44] also requires savings associations to seek prior approval to acquire another savings association by merger. As a result, when a savings association owned by a SLHC acquired another savings association by merger, the OTS required both the SLHC and the savings association to submit requests for prior approval under the appropriate statute. This requirement did not lead to unnecessary duplication because the same agency and staff processed both requests concurrently. However, now that SLHCs and savings associations will be regulated and supervised by separate agencies, the Board has considered whether SLHCs should be required to submit an application under HOLA for certain merger and reorganization transactions. The Board has determined that SLHCs should be provided exceptions similar to those provided to BHCs in Regulation Y. As a result, paragraph (d) sets forth regulations governing the conditions under which certain transactions subject to the Bank Merger Act and internal corporate reorganizations would not require the Board's approval under section 238.11 of subpart B.

Paragraph (d) of this section is intended to reduce regulatory burden in certain circumstances by eliminating the requirement to file an application if the core of the proposal is a merger subject to the Bank Merger Act. The Board recognizes that, in such circumstances, no regulatory purpose would be served by requiring an application to provide essentially the same information for a minor part of the proposal. The Board retains jurisdiction over these transactions, however, because it recognizes that a proposal may have an effect on financial, managerial, and other resources of the parent holding company, which would not be reviewed by the primary regulator of the transaction under the Bank Merger Act. Alternatively, a proposal may raise other issues regarding factors over which the Board has primary or exclusive jurisdiction under HOLA. Accordingly, paragraph (d) provides that the Board or Reserve Bank may inform the holding company that an application is required if the proposal presents issues unique to the Board's jurisdiction. Paragraph (d) also makes clear that transactions involving holding companies organized in mutual form, subsidiary holding companies of SLHCs organized in mutual form, or depository institutions organized in mutual form do not qualify for waivers of the Board's approval requirements under section 238.11 of subpart B.

Additionally, paragraph (d) of this section provides an exemption for certain transactions performed in the United States that constitute an internal corporate reorganization by an SLHC. The transaction must be solely a reorganization involving holding companies and insured depository institutions that both, preceding and following the transaction, are lawfully controlled by the same top-tier holding company. In addition, the companies and insured depository institutions must not have acquired additional voting securities, and they must have complied with the other requirements in paragraph (d) of this section.

Paragraph (d) of this section is substantially similar to section 225.12 of subpart B of the Board's Regulation Y. References to SLHCs have generally been substituted for references to BHCs, and references to savings associations have generally been substituted for references to banks. In addition, consistent with the overall approach taken in this interim final rule, the Board has substituted its procedures for those of the OTS with respect to filing and informational requirements. The Board also will process requests submitted pursuant to this section in the same manner as it processes requests submitted under section 225.12 of Regulation Y.

C. 238.13 Prohibited Acquisitions

This section of the interim final rule contains provisions from sections 584.8(d) and 584.9 of the OTS rules, which prohibit certain types of transactions by an SLHC related to uninsured savings associations and mutual savings associations. The remaining provisions of section 584.9 have been integrated into Regulation LL at other locations.

D. 238.14 Procedural Requirements

As discussed above, the Board has replaced OTS processing requirements for applications and notices with those currently used by the Board for similar transactions. As a result, section 238.13 of the interim final rule replaces part 516 and section 574.6 of the OTS rules. The requirements in this section are similar to those found in sections 225.15 and 225.16 of the Board's Regulation Y with respect to applications submitted by BHCs.

Paragraph (a) of this section indicates that applications required under section 238.11 must be filed with the appropriate Reserve Bank on the designated form. As noted above, investors can find all application and notice forms on the Board's public Web site, as well as additional information about the applications process and the Board's electronic application submission system.[45]

Paragraph (b) of this section notes that applicants may request confidential treatment for portions of their application under the Board's Freedom of Information Act regulations found at part 261.

Paragraph (c) specifies the public notice requirements for applications required under this subpart. Generally, the newspaper publication requirement is the same as that previously found in the OTS rules. However, the Board also publishes notices of proposed acquisitions in the **Federal Register** and provides interested persons the opportunity to comment on the proposal for a period no longer than 30 days. This paragraph also permits advance publication as well as waiver or shortening of these notice requirements in the case of a failure or if the Board determines that an emergency exists that requires expeditious action.

Paragraph (d) outlines the Board's rules with regard to public comment, including determining when a comment is timely, when a comment is of substance, and when the comment period may be extended.

Paragraph (e) specifies that the Board may order a formal or informal hearing or other proceeding on an application and that any requests for a hearing must comply with the requirements of part 262 of the Board's rules.

Paragraph (f) of this section requires the Reserve Bank to accept applications submitted under this subpart for processing within 7 calendar days of filing. Substantially incomplete applications will be returned. The paragraph also indicates that a copy of each application will be sent to the Board and the primary bank supervisor for the savings association to be acquired.

Paragraph (g) outlines the processing timeline for applications submitted under this subpart. Except as otherwise

[44] 12 U.S.C. 1828.

[45] *See* Application Filing Information at *http://www.federalreserve.gov/generalinfo/applications/afi/*.

provided, Reserve Banks may act on applications under delegated authority not earlier than the third business day following the close of the public comment period, and not later than the fifth business day following the close of the public comment period or the 30th day after the acceptance of the application. The Board must act on an application within 60 calendar days after the acceptance of the application unless the Board extends the processing time for a specified period and states the reasons for the extension. Both the Board and the Reserve Bank may request additional information throughout the processing period if necessary. An application will be deemed approved if the Board fails to act on an application within 91 calendar days after the submission to the Board of the complete record. This paragraph defines when the Board considers a record on an application to be complete. Finally, this paragraph creates an expedited process for certain reorganizations.

E. 238.15 Factors Considered in Acting on Applications

This section includes the factors that the Board will use to review applications submitted under this subpart. To the extent that the factors for review under section 10(e) of HOLA are the same as those found in section 3 of the BHC Act, the language in this section has been conformed to that found in Regulation Y. This section does preserve the presumptive disqualifier related to the integrity and financial factors that were found in section 574.7 of the OTS rules.

3. Subpart C Control Proceedings

As discussed in detail above, Regulation LL modifies the regulations previously used by the OTS for purposes of determining when a company or natural person acquires control of a savings association or SLHC under HOLA. The OTS regulations relating to control determinations and rebuttals under HOLA, including the rebuttable control factors and process in section 574.4, the certification of ownership in section 574.5, and the rebuttal agreement in 574.100, will not be enforced by the Board. In its place, Regulation LL adopts provisions equivalent to those found in subpart D of Regulation Y. These provisions establish the process under which the Board may issue a preliminary determination of control and the presumptions the Board will use in any such proceeding.

4. Subpart D Change in Bank Control

Consistent with its views expressed above, the Board has concluded that it is appropriate to use its own rules and processes with respect to application of the CBCA to ensure consistency between equivalent statutes administered by the same agency. As a result, Regulation LL conforms OTS regulations relating to control determinations and rebuttals under the CBCA with those currently found in Regulation Y and that are applicable to BHCs and state member banks.

Accordingly, subpart D of the interim final rule is substantially similar to the current subpart B of Regulation Y with technical and conforming changes. For example, references to BHCs and state member banks have been replaced where appropriate with references to SLHCs. In addition, section 238.32(a)(4) and (5), the exemptions have been modified to refer to the appropriate provisions of HOLA.

5. Subpart E Qualified Stock Issuances

Sections 10(a)(4) and (o) of HOLA pertain to certain issuances of new voting shares to an unaffiliated SLHC by an undercapitalized savings association or by its parent SLHC.[46] The statute provides that the acquiring SLHC will not be deemed to control the issuer so long as the acquirer will not after the acquisition own or control more than 15 percent of the issuer, certain other conditions are met, and the appropriate federal banking agency for the acquiring SLHC approves the acquisition.

The OTS implementing regulation with respect to qualified stock issuances is located at part 574.8. Subpart E of the Regulation LL interim final rule is substantially similar to 574.8, with appropriate adjustments to reflect the transfer of supervisory authority for SLHCs from OTS to the Board, and the use of Board applications processing procedures instead of OTS applications processing procedures.

6. Subpart F Savings and Loan Holding Company Activities and Acquisitions

This subpart of this interim final rule contains provisions that were previously found at section 584.2 through 584.2–2 of the OTS regulation, which outline the nonbanking activities permissible for SLHCs and require prior approval in order to engage in these activities in certain situations. Regulation LL makes appropriate adjustments to reflect the transfer of supervisory authority for SLHCs from OTS to the Board as well as the use of Board applications processing procedures. Additionally, the Board will note that, in the near future, the Board may propose modifying these application and notice processes in order to better align them with those required by BHCs in order to engage in identical nonbanking activities.

[46] 12 U.S.C. 1467a(a)(4) and 1467a(o).

7. Subpart G Financial Holding Company Activities

As discussed separately above, section 606(b) of the Dodd-Frank Act amends HOLA to require SLHCs that wish to engage in financial holding company activities to be well-capitalized and well-managed at both the holding company and savings association level.[47] Additionally, HOLA, as amended, requires SLHCs seeking to engage in financial holding company activities to otherwise comply with other financial holding company obligations, such as providing a notice to the Board after commencing a financial holding company activity or consummating an acquisition of a company engaged in 4(k) Activities. Subpart G of the interim final rule implements these requirements. Subpart G does not apply to SLHCs described in section 10(c)(9)(C) of HOLA.[48]

A. 238.64 Election Required

This section of the interim rule specifies that SLHCs seeking to engage in 4(k) Activities must file an election to be treated as a financial holding company and have that election be deemed effective by the Federal Reserve. No Covered SLHC may commence a 4(k) Activity or consummate the acquisition of shares of a company engaged in 4(k) Activities unless it has filed an effective election to be treated as a financial holding company. This section also explains that if a Covered SLHC engages only in activities otherwise permissible under HOLA, no election is required.

B. 238.65 Election Procedures

This section outlines the process that an SLHC should follow to make an effective election, including the content of the declaration. This section rule specifies that the declaration should contain the following:

- A statement that the Covered SLHC elects to be treated as a financial holding company in order to engage in activities permissible for a financial holding company;
- The name and head office address of the Covered SLHC and of each

[47] 12 U.S.C. 1467a(c)(2).

[48] 12 U.S.C. 1467a(c)(9)(C). These SLHCs are referred to as "grandfathered unitary savings and loan holding companies."

depository institution controlled by the Covered SLHC;

• A certification that the Covered SLHC and each depository institution controlled by the Covered SLHC is well capitalized as of the date the Covered SLHC submits its declaration;

• A certification that the Covered SLHC and each depository institution controlled by the Covered SLHC are well managed as of the date the Covered SLHC submits its declaration.

An election filed by a Covered SLHC to be treated as a financial holding company is effective on the 31st calendar day after the date that a complete declaration is filed with the appropriate Reserve Bank, unless the Board notifies the SLHC prior to that time that the election is ineffective. The Board or the appropriate Reserve Bank may notify an SLHC that its election is effective prior to the 31st day after the date that a complete declaration is filed with the appropriate Reserve Bank. Such notification must be in writing. An election by a SLHC shall not be effective if, during the 31 day period, the Board finds that, as of the date the declaration was filed with the appropriate Reserve Bank: (i) any insured depository institution controlled by the SLHC (except institutions excluded under paragraph (d) of section 238.65, including under certain circumstances savings associations acquired during the 12-month period preceding the filing of the election) has not achieved at least a rating of "satisfactory record of meeting community credit needs" under the Community Reinvestment Act at the savings association's most recent examination; or (ii) the SLHC or any depository institution controlled by the SLHC is not both well capitalized and well managed.

Special Rules for the OTS Transfer Date

This section also contains special rules applicable to SLHCs that are engaged in 4(k) Activities on the transfer date. Prior to the Dodd-Frank Act, Covered SLHCs were not required to file with the OTS to engage in 4(k) Activities. However, given that the amendment to HOLA establishing these additional requirements was effective on the transfer date, the Board expects all Covered SLHCs wishing to continue 4(k) Activities to provide a declaration as described above, along with a description of the 4(k) Activities conducted by the SLHC, to the Board by December 31, 2011. These elections will be effective on the 61st day after the date a complete declaration and description of 4(k) Activities is filed with the appropriate Reserve Bank, unless the Board notifies the SLHC prior to that time that the election is ineffective.

This section also creates a special process for those Covered SLHCs engaged in 4(k) Activities on the transfer date that are not able to file a declaration that can be declared effective. These Covered SLHCs are required to file an alternate declaration with the Board by December 31, 2011 that includes (i) a list of the 4(k) Activities they engage in, (ii) a description of why the SLHC cannot file a declaration that can be declared effective, and (iii) a description of how the Covered SLHC will achieve compliance prior to June 30, 2012.

Covered SLHCs that are not able to file a declaration that can be declared effective are subject to the same notice, remediation agreement, divestiture and other provisions that apply to financial holding companies that fail to meet the requirements of section 4(l) of the BHC Act. These rules are stated in section 4(m) of the BHC Act and the Board's implementing regulations, and are referred to below. However, in exercising its discretion under these processes, the Board will take into account the fact that previously Covered SLHCs were not subject to the new requirements implemented pursuant to section 606(b) of the Dodd-Frank Act and this rule. The Board intends to review the individual circumstances of Covered SLHCs and apply reasonable deadlines in light of those circumstances.

C. 238.66 Ongoing Requirements

This section outlines the ongoing obligations of a Covered SLHC that has made an effective election and the consequences of failing to meet the applicable requirements. In general, a Covered SLHC that has made an effective election to be treated as a financial holding company is subject to the requirements applicable to a financial holding company under sections 4(l) and 4(m) of the BHC Act and the regulations thereunder and section 804(c) of the Community Reinvestment Act of 1977[49] as if the Covered SLHC was a BHC. The language in this section imposes the notice, approval and other requirements of Regulation Y to these Covered SLHCs, specifically the provisions of sections 225.83 through 225.89. Certain provisions, as discussed below, will also be applied to Covered SLHCs themselves as a result of section 606(a) of the Dodd-Frank Act.

[49] 12 U.S.C. 2903(c).

Notification Requirements

In general, a SLHC that has made an effective election to be treated as a financial holding company may conduct the activities listed in section 225.86 of Regulation Y subject to the notice, approval, and any other requirements described in sections 225.85 through 225.89 of Regulation Y. Section 225.83(a) of the Board's existing regulations provides that the Board will notify a financial holding company if the Board finds that the company controls any depository institution that is not well capitalized or well managed. After the transfer date, consistent with section 606(a) of the Dodd-Frank Act, the Board intends to also notify a financial holding company if the Board finds that the company itself is not well capitalized or well managed. Similarly, after the transfer date, the Board intends to notify Covered SLHCs if their depository institutions or the Covered SLHC itself is not well capitalized or well managed.

In addition, in recognition of the fact that a company may know that one of its depository institution subsidiaries has ceased to be well capitalized or well managed before its regulators will have access to such data, the Board's current regulations provide that a financial holding company must notify the Board in writing within 15 calendar days of becoming aware that any depository institution controlled by the company has ceased to be well capitalized or well managed.[50] Consistent with section 606(a) of the Dodd-Frank Act, the Board intends to require that a Covered SLHC must also provide such notification when the company has ceased to be well capitalized or well managed. Accordingly, for Covered SLHCs that file the declaration described above and thereafter cease to meet the well-capitalized and well-managed requirements of section 4(l), the Board intends to apply a similar 15-day notice requirement in a rule.

Remediation Requirements

Pursuant to section 4(m) of the BHC Act and the Board's existing regulations for BHCs, within 45 days (plus any additional time that the Board may grant) after receiving a notice of noncompliance from the Board, a company must execute an agreement with the Board to comply with applicable capital and management requirements.[51] Until the Board determines that all deficiencies have been corrected, a company may not engage in any additional activity or

[50] 12 CFR 225.83(b)(1).

[51] 12 U.S.C. 1843(m)(2); 12 CFR 225.83(c).

acquire control or shares of any company under section 4(k) of the BHC Act without prior approval from the Board.[52] If the conditions giving rise to a notice of noncompliance are not corrected within 180 days (or such longer period permitted by the Board), the Board may order the company to divest its subsidiary depository institutions.[53] A company may comply by instead ceasing to engage in activities that are permissible only for financial holding companies.[54]

As required by section 606(b) of the Dodd-Frank Act, the Board intends to apply these processes analogously to Covered SLHCs. After the transfer date, consistent with section 606(a) of the Dodd-Frank Act, the Board further intends that a financial holding company or a Covered SLHC that itself fails to remain well capitalized or well managed will also be subject to these analogous remedial measures.

8. Subpart H Notice of Change of Director or Senior Executive Officer

Subpart H sets forth regulations governing the filing of notices with respect to the service of individuals as directors or senior executive officers of SLHCs in troubled condition. These regulations implement section 32 of the FDI Act.[55]

Subpart H of the interim final rule is substantially similar to subpart H of part 563, the OTS regulation implementing section 32. References to the Board or Reserve Bank have been substituted for references in the OTS regulations to OTS. In addition, consistent with the overall approach taken in this interim final rule, the Board has substituted its procedures for those of the OTS with respect to the filing and informational requirements.

Subpart H of the interim final rule also provides for appeals and for informal hearings to be requested in the event of disapproval of a notice. These provisions are modeled on the appeals and hearing provisions of the Board's regulations implementing the section 32 requirements with respect to BHCs and state member banks.[56] The OTS regulation does not provide for hearings or appeals.

9. Subpart I Prohibited Service at Savings and Loan Holding Companies

Subpart I of the interim final rule sets forth regulations to implement section 19 of the FDI Act[57] with respect to SLHCs. Section 19 prohibits persons who have been convicted of certain criminal offenses or who have agreed to enter into a pre-trial diversion or similar program in connection with a prosecution for such criminal offenses from occupying various positions with an SLHC. Section 19 also permits the Board to provide exemptions, by regulation or order, from the application of the prohibition. Subpart I is substantially similar to the existing OTS prohibited service regulations[58] except that references to the Board or Reserve Bank have been substituted for references in the OTS.

10. Subpart J Management Official Interlocks

Subpart J sets forth regulations restricting management officials from serving simultaneously with two nonaffiliated depository organizations where the management interlock would likely have an anti-competitive effect unless the service is permitted by statute or an exemption applies. These regulations implement the Depository Institution Management Interlocks Act ("Interlocks Act").[59]

Subpart J of the interim final rule is substantially similar to subpart F of part 563, the OTS regulation implementing the Interlocks Act but makes appropriate adjustments to reflect the transfer of supervisory authority for SLHCs from OTS to the Board.

11. Subpart K Dividends by Subsidiary Savings Associations

Section 10(f) of HOLA provides that a subsidiary savings association of an SLHC must file a notice at least 30 days prior to declaring a dividend.[60] Prior to July 21, 2011, these notices were filed with the OTS. However, section 369(8)(K) of the Dodd-Frank Act provides that such notices are to be filed with the Board after the transfer date.

Subpart K of the interim final rule implements section 10(f) of HOLA. This subpart is substantially similar to portions of the OTS capital distribution regulation, which governed dividends by subsidiary savings associations of SLHCs as well as other savings association capital distributions. Subpart K of the interim final rule includes only the portions of the OTS capital distribution regulation that implement section 10(f) of HOLA. Consistent with the general approach of the interim final rule, subpart K substitutes references to OTS with references to the Board, and Board procedures for OTS procedures.

12. Subpart L Investigative Proceedings and Formal Examination Proceedings

This section contains the provisions previously found in part 512 of the OTS regulations relating to investigative and formal examination proceedings. The Board does not have similar rules but has followed similar practices for some time. In the future, the Board will consider extending these rules to BHCs and other supervised entities.

The following chart summarizes where particular parts and sections of the OTS rules have been placed within Regulation LL.

COMPARISON CHART

Regulation LL	Previous location in OTS regulations
Subpart A—General Provisions	
238.1—Authority, purpose and scope	
238.2—Definitions	§ 574.2, part 583.
238.3—Administration	
238.4—Records, reports, and inspections	§§ 562.1, 562.2, 584.1.
238.5—Audit of savings association holding companies	§ 562.4.
238.6—Penalties for violations	
238.7—Tying restriction exception	§ 563.36.
238.8—Safe and sound operations	

[52] 12 CFR 225.83(d).
[53] 12 CFR 225.83(e)(1).
[54] 12 CFR 225.83(e)(2)
[55] 12 U.S.C. 1831i.
[56] 12 CFR 225.73(d) and (e).
[57] 12 U.S.C. 1829.
[58] 12 CFR part 585.
[59] 12 U.S.C. 3201 *et seq.*
[60] 12 U.S.C. 1467(f).

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December 27, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934 (the "Exchange Act"); Rule 14a-8
Omission of Stockholder Proposal (the "2013 Proposal")
Submitted by Gregory M. Shepard (the "Proponent")

Ladies and Gentlemen:

On behalf of DGI, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") agree with DGI's conclusions as set forth in this letter and grant no-action relief that would permit DGI to exclude the 2013 Proposal of the Proponent from the proxy materials (its "2013 Proxy Materials") DGI will distribute to its stockholders of record in connection with its 2013 annual meeting of stockholders (its "2013 Annual Meeting").

As we discuss in further detail later in this letter, DGI submits this request for exclusion of the 2013 Proposal based upon our legal conclusion that DGI may omit the 2013

Proposal from its 2013 Proxy Materials on the basis of Commission Rules 14a-8(i)(3), 14a-8(i)(4), 14a-8(i)(6) and 14a-8(i)(7) under the Exchange Act.

Background

DGI is a publicly traded insurance holding company, organized and existing under the laws of the State of Delaware, with a principal place of business in Marietta, Pennsylvania. DGI has property and casualty insurance subsidiaries that conduct business in 22 states, will write approximately $500 million in net premiums in 2012 and had assets of approximately $1.3 billion at September 30, 2012.

DGI's largest stockholder is Donegal Mutual Insurance Company ("Donegal Mutual"), a mutual insurance company that began its insurance business in Pennsylvania in 1889. Donegal Mutual owns approximately 39% of DGI's Class A common stock ("DGICA"), which has one-tenth of a vote per share, and approximately 76% of DGI's Class B common stock ("DGICB") which has one vote per share. Accordingly, Donegal Mutual holds approximately 66% of the aggregate voting power of both classes of DGI common stock. Each of DGICA and DGICB is a class of voting equity security that trades on the Nasdaq Global Select Market.

Donegal Mutual and DGI jointly control 100% (51.8% and 48.2%, respectively) of the stock of Donegal Financial Services Corporation ("DFSC"), which in turn owns 100% of the stock of Union Community Bank FSB ("UCB"). UCB is an insured depository institution ("IDI") chartered under the laws of the United States. UCB maintains its headquarters and 13 bank branches in Lancaster County, Pennsylvania.[1] At September 30, 2012, UCB had approximately $500 million in assets.

Because of the diverse financial businesses in which DGI and its subsidiaries and affiliates engage, the business and operations of DGI and its subsidiaries are subject to significant supervision and regulation by a number of federal and state bank and insurance regulatory authorities. This regulation is designed primarily to protect the policyholders of DGI's insurance businesses and the depositors of UCB, and not the best interests of the stockholders of DGI. We make reference to DGI's Form 10-K Annual Report for the year

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[1] Until enactment of the Dodd-Frank Wall Street Reform & Consumer Protection Act of 2010 ("Dodd-Frank"), the Office of Thrift Supervision ("OTS") regulated and supervised SLHCs. Dodd-Frank eliminated the OTS, and transferred the supervisory and regulatory authority over SLHCs to the Board of Governors of the Federal Reserve System (the "Board") in July 2011.

ended December 31, 2011 for further information on this extensive supervision and regulation.

One incident of this supervision and regulations is that each of Donegal Mutual, DGI and DFSC constitutes a savings and loan holding company ("SLHC") under Section 10 of the Home Owners' Loan Act, 12 U.S.C. § 1467a by virtue of its direct (DFSC) and indirect (Donegal Mutual and DGI) control of UCB. As SLHCs, each is subject to the Change in Bank Control Act , 12 U.S.C. § 187 (the "CBCA").

The CBCA, 12 U.S.C. § 1817(j), provides that no person may acquire control[2] of any IDI (this term includes DGI) unless the appropriate federal banking agency (the Board in this case) of the subject institution has received at least 60 days prior written notice of the proposed acquisition of a greater than 10% interest and has not disapproved the proposed acquisition (emphasis supplied). In the Proponent's Schedule 13D, the Proponent admits he owns a greater than 10% interest in DGICA. DGICA is a separate class of securities under the definition of "class" in Reg. LL. DGICA has substantially different voting rights and dividend rights than DGICB. Furthermore, DGICA is not convertible into DGICB.

DGI created DGICA and DGICB in 2001 in order to enable DGI to raise capital as needed in the public securities markets by issuing DGICA while assuring that Donegal Mutual could maintain control of DGI through Donegal Mutual's ownership of DGICB.

Since 2006, the Proponent has, on a consistent basis, engaged in an effort, which DGI has vigorously contested at all times, to acquire "control" of DGI. As the Proponent's Form 3 and Form 4 filings and several Schedule 13D filings by the Proponent indicate, the Proponent

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2 The CBCA itself defines "control" as the purchase or other disposition of voting stock where the acquirer of the stock would have the power, directly or indirectly, to direct the management or policies of an IDI or to vote 25% or more of any class of voting securities of an IDI. 12 U.S.C. § 1817(j)(8)(B) (emphasis supplied). Pursuant to regulations each of the federal bank regulatory agencies has promulgated, the federal banking laws create a rebuttable presumption that "control" exists whenever any person, which the CBCA defines to include both natural and juridical persons, acquires, directly or indirectly or acting in concert with one or more other persons, 10% of any class of voting stock of an IDI or its holding company that has securities registered under Section 12 of the Exchange Act. See 12 C.F.R. § 231.31(c)(2) (Board Regulation governing the application of the rebuttable presumption of control to SLHCs). A person to whom the rebuttable presumption of control applies has two choices.

has invested approximately $58.6 million in acquiring an 18.04% interest in DGICA and a 7.12% interest in DGICB (the "Proponent Holdings").

Under the CBCA regulations, a person whose circumstances fit within the statutory definition of "control" may either embrace the presumption and file the statutorily required notice with the Board or the person may seek to rebut the presumption. The Proponent has done neither. Ignoring the CBCA is simply not an acceptable option, yet that is precisely the course that the Proponent has followed.

The information the CBCA and implementing regulations require allows the appropriate federal banking agency to conduct an investigation into the competence, experience, integrity and financial ability of each person who proposes to acquire or control a 10% or greater interest in the shares of any class of voting equity security of an IDI or its holding company. DGI believes the Proponent's failure to comply with the CBCA is likely occasioned by the Proponent's unwillingness to disclose information that a CBCA filing would require about his previous efforts to gain control of insurance companies for his own personal interest and benefit, as evidenced by past orders of state regulators in Indiana and Iowa.

On December 21, 2012, DGI submitted a Petition for Enforcement (the "Petition") to the Board. We attach a copy of the Petition as Exhibit A to this letter. The Petition avers that the Proponent is in continuing violation of the CBCA and requests that the Board take appropriate enforcement action against the Proponent, including, at a minimum, the execution of a passivity agreement with the Board because of the Proponent's record of making hostile takeover attempts with respect to a number of publicly traded companies. The Proponent does not seem to recognize that questions relating to "control" under the CBCA are within the exclusive jurisdiction of the Board and are not the subject of self-determination by a person with an obvious personal interest.

On December 12, 2012, counsel to the Special Committee of DGI's board of directors, with the approval of DGI's board of directors at a special meeting held on December 12, 2012, sent a letter to the Proponent advising the Proponent that if the Proponent makes the filing with the Board the CBCA requires by December 19, 2012, DGI would include the 2013 Proposal in the proxy statement for its 2013 Annual Meeting. The Proponent has not responded substantively as to the merits of the December 12, 2012 letter from the Special Committee of DGI's board of directors.

For the Staff's convenience of reference, we note that the Proponent filed a stockholder proposal in November 2011 (the "2012 Proposal") with respect to DGI's 2012 annual meeting of stockholders (its "2012 Annual Meeting"). The 2012 Proposal is substantially similar to the 2013 Proposal. Both proposals seek the sale or merger of DGI and the maximization of stockholder value. By its issuance of a no-action letter dated February 16, 2012, the Staff permitted DGI to exclude the 2012 Proposal from the proxy materials (its "2012 Proxy Materials") DGI distributed to its stockholders of record in connection with its 2012 Annual Meeting. We also note that DGI is not the only publicly held insurance holding company as to which the Proponent has utilized tactics such as the 2012 Proposal and the 2013 Proposal to seek to create value for himself.

We attach a copy of the 2013 Proposal, including its supporting statement, as Exhibit B to this letter, and the 2012 Proposal, including its supporting statement, as Exhibit C to this letter.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), DGI has e-mailed this letter and the exhibits to this letter to the Commission at shareholderproposals@sec.gov. Because DGI is submitting this request electronically pursuant to SLB 14D, DGI is not enclosing the six additional copies Rule 14a-8(j) would otherwise require.

Also, in accordance with Rule 14a-8(j), DGI is simultaneously sending this letter and the exhibits to this letter by e-mail to the Proponent's counsel. DGI will deliver this letter and the exhibits to this letter to the Proponent by overnight delivery because the Proponent has not responded to the request of DGI's special counsel that the Proponent supply the Proponent's e-mail address to DGI's special counsel.

These deliveries informed the Proponent and the Proponent's counsel of DGI's request that the Commission issue a no-action letter that would permit DGI to omit the Proponent's 2013 Proposal from its 2013 Proxy Materials unless the Proponent took the actions described above by December 19, 2012. Pursuant to Rule 14a-8(j), DGI has filed this letter with the Staff no later than 80 calendar days prior to the date DGI intends to file its definitive 2013 Proxy Materials with the Commission. On behalf of DGI, we confirm that DGI will promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to DGI only.

Rule 14a-8(k) and SLB 14D require proponents of stockholder proposals to send companies a copy of any correspondence that the Proponent submits to the Commission. Accordingly, on behalf of DGI, we hereby request that the Proponent send a copy of any correspondence the Proponent submits to the Commission with respect to the 2013 Proposal to DGI's attention, c/o Jeffrey D. Miller, Senior Vice President and Chief Financial Officer, Donegal Group Inc., 1195 River Road, P.O. Box 302, Marietta, PA 17547.

THE REASONS FOR DGI'S REQUEST FOR A NO-ACTION LETTER PERMITTING DGI TO OMIT THE 2013 PROPOSAL

DGI requests that the Staff issue a no-action letter permitting DGI to exclude the 2013 Proposal from its 2013 Proxy Materials for the following reasons:

A. The 2013 Proposal Deals with Matters Relating to DGI's Ordinary Business Operations, and, Therefore, DGI May Exclude the 2013 Proposal Under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a stockholder proposal that deals with a matter relating to a company's ordinary business operations. The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors." Exchange Act Release No. 34-40018 (May 21, 1998).

Section 141(a) of the Delaware General Corporation Law, to which DGI is subject, provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Neither DGI's certificate of incorporation nor its by-laws, each prepared in compliance with Delaware law, limit the authority of DGI's board of directors to manage DGI. Thus, DGI's board of directors has the authority to conduct the ordinary business of DGI. As a part of its ongoing deliberations, the board of directors of DGI at least annually reviews DGI's structure and DGI's relationships with Donegal Mutual. These periodic reviews have consistently led to the conclusion by the boards of directors of both Donegal Mutual and DGI that the overall intercompany strategy Donegal Mutual and DGI have followed since 1986 continues to work well and represents a successful business strategy for all of the parties involved.

Maximization of stockholder value is one of the fundamental principles that lies at the heart of corporate law, but it is not a principle that necessarily supervenes other principles. The board of directors, with the aid of advisers and senior management of a company, is in the best position to evaluate the long-term business prospects of a company and to assess what is in the best interests of its stockholders. Thus, the subject matter of the 2013 Proposal, the sale or merger of DGI and strategic alternatives for maximizing stockholder value, relate to DGI's ordinary business operations. Because proposals that focus on a company's strategic direction are within the province of its board of directors, the Staff has generally determined that these types of proposals relate to a company's ordinary business operations.

The Staff, however, draws a distinction under Rule 14a-8(i)(7) between proposals that seek to reinforce management's general obligation to maximize stockholder value, which proposals are generally excludable, and those that direct management to take specific steps in connection with an extraordinary business transaction to maximize stockholder value, which are generally not excludable.

In *Central Federal Corporation* (available March 8, 2010), the Staff concluded that "the Proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Proposals concerning the exploration of strategic alternatives for maximizing stockholder value which relate to both extraordinary transactions and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)." The Staff, therefore, stated it would not recommend enforcement action to the Commission if the company omitted the Proposal from its proxy materials.

On a number of occasions, the Staff has approved the exclusion of stockholder proposals under Rule 14a-8(i)(7) as a matter of ordinary business strategy when the stockholder proposal, like the 2013 Proposal, directs the retention of third party advisors to investigate strategic alternatives. See *Fifth Third Bancorp* (available January 17, 2007), in which the Staff permitted the exclusion of a proposal requesting that the board of directors immediately engage a nationally recognized investment banking firm to propose and evaluate strategic alternatives that could enhance stockholder value including, but not limited to, a merger or outright sale. See also, *First Charter Corporation* (available January 18, 2005), in which the Staff permitted the exclusion of a proposal to, inter alia, explore strategic alternatives, including the solicitation, evaluation and negotiation of offers to purchase the company. The general reference in the 2013 Proposal to consider alternatives for enhancing stockholder value, including a sale or merger, does not change the fact that the 2013 Proposal deals primarily with the enhancement of stockholder value, a matter squarely within the exclusive authority of DGI's board of directors under Delaware law.

DGI is aware of two Staff decisions in which the Staff found that a proposal that sought to effect an extraordinary corporate transaction did not constitute ordinary business matters. See *Allegheny Valley Bancorp, Inc.* (available January 3, 2001), where the Staff did not approve exclusion of a proposal to retain an investment bank for the purpose of soliciting offers for the company's stock or assets and present the highest cash offer to stockholders. See also, *First Franklin Corporation* (available February 22, 2006), in which the Staff found that a proposal to engage the services of an investment banking firm to evaluate alternatives to enhance stockholder value and to take all necessary steps to seek actively a sale or merger was not properly excludable. That situation differs from the circumstances of DGI because Donegal Mutual, not DGI, is the ultimate controlling person. In contrast, First Franklin Corporation and Alleghany Valley Bancorp were the ultimate controlling entities. Those cases are also distinguishable because the Staff found that those proposals involved a request for the board of directors to cause the company to explore a specific transaction, not just a request that the company's board of directors explore strategic alternatives including a sale or merger. The 2013 Proposal requests that the board of directors undertake a course of action that the DGI board of directors is already obligated to undertake by virtue of Delaware law as part of its ordinary duties and consider methods by which to maximize stockholder value. Furthermore, as discussed more fully below, a sale or merger of DGI is not possible without the participation of Donegal Mutual.

The Staff has also often taken the position that if any portion of a proposal is excludable because it relates to a company's ordinary business activities, the company may exclude the entire proposal and the proponent may not revise the proponent's proposal. See *Bristol-Myers Squibb Company* (available February 22, 2006), which found that the proposal appeared to relate to both extraordinary transactions and non-extraordinary transactions and thus created a basis for the omission of the proposal pursuant to Rule 14a-8(i)(7). Therefore, because, at a minimum, at least one portion of the 2013 Proposal relates to DGI's ordinary business activities, DGI may exclude the entire 2013 Proposal under Rule 14a-8(i)(7) as relating to ordinary business activities.

B. DGI May Omit the 2013 Proposal Under Rule 14a-8(i)(2) Because of the Proponent's 2013 Proposal Is In Violation of the Federal Banking Laws and Regulations Applicable to Grandfathered Savings and Loan Holding Companies such as DGI and the 2013 Proposal Will Abet the Continuing Violation of Those Laws and Regulations.

Section 1817(j)(1) of the CBCA creates a presumption that any person who owns 10% or more of a class of voting equity securities of a publicly-traded company, such as DGI, presumptively has "control" of the issuer and must either file a rebuttal statement with the Board 60 days before the person acquires any of those voting equity securities or reduce the person's percentage ownership of the shares in question to below 10% of the outstanding shares of DGICA. The Proponent has done neither and is in apparent violation of the CBCA. The Proponent could have sought a determination from the Board that rebuts the presumption of control under the CBCA. However, when the Board approves a rebuttal statement, it is our understanding that the Board typically requires the execution of a passivity agreement between the greater than 10% owner and the Board. The Proponent's failure to pursue this option is further evidence that the Proponent is not a passive investor.

DGI has recently filed the Petition with the Board that requests prompt enforcement action by the Board.

C. DGI May Omit the 2013 Proposal Pursuant to Rule 14a-8(i)(4) Because the Intent of the 2013 Proposal Is to Convey a Personal Benefit to the Proponent and to Advance His Own Personal Interests and Not for the Benefit of the Other Stockholders of DGI.

Wholly apart from any requirements deriving from the Pennsylvania Insurance Company Law of 1921, as amended (the "PA Ins Law") and the Pennsylvania Business Corporation Law, as amended (the "PABCL"), the 2013 Proposal in effect requests that the stockholders of DGI vote to sell or merge DGI with a third party. The 2013 Proposal disregards the fact that Donegal Mutual owns approximately 66% of the voting power of DGI's outstanding common stock and can control the outcome of any matter submitted to a vote of the stockholders of DGI. The Proponent knows, based on the outcome of the 2012 Proposal the Proponent submitted in connection with DGI's 2012 Annual Meeting as well as litigation between the Proponent and a DGI subsidiary in Iowa in which the DGI subsidiary prevailed, the Schedule 13D and amendments thereto Donegal Mutual has filed and the statements of DGI in its proxy statement for its 2012 Annual Meeting, that Donegal Mutual intends to vote its controlling shares of DGI against approval of the 2013 Proposal and that the 2013 Proposal would therefore not be capable of being approved by DGI's other stockholders at its 2013 Annual Meeting.

There are other practical reasons, well known to the Proponent whom DGI believes has been seeking the hostile takeover of DGI since 2006, why the 2013 Proposal will not prevail. These reasons are:

- Donegal Mutual has had the consistent intent, from the formation of DGI in August 1986 through the current date, that Donegal Mutual would always maintain an absolute majority of the voting control of DGI because Donegal Mutual believed that such control was in the best interest of DGI and its stockholders as well as the best interest of Donegal Mutual and its policyholders.

- When faced with the Proponent's 2012 Proposal, Donegal Mutual's board of directors determined that Donegal Mutual would have voted against the approval of the 2012 Proposal had it been presented as an item of stockholder business at DGI's 2012 Annual Meeting.

- At a regularly scheduled board meeting on December 20, 2012, the Board of Directors of Donegal Mutual voted unanimously to:

- direct that Donegal Mutual vote all of its shares of DGI, representing approximately 66% of the total voting power in DGI, against approval of the 2013 Proposal if presented at its 2013 Annual Meeting so as to ensure that the stockholders of DGI will not approve the 2013 Proposal; and

- encourage and support DGI in its effort to exclude the 2013 Proposal from its 2013 Proxy Materials.

DGI believes that the Proponent's intent in making the 2013 Proposal is to provide a personal benefit to the Proponent that the Proponent would not share with any other DGI stockholder. DGI makes reference to SEC Release No. 34-19135 (Oct. 14, 1982) in which the Staff recognized that a proposal might be excludable under (i)(4) even if it is "drafted in such a way that it might relate to matters which may be of general interest to all security holders" if it is clear from the facts that such a "general interest" argument is a pretense for the furtherance of personal interest.

The gist of the Proponent's 2013 Proposal, as well as the Proponent's 2012 Proposal, is to sell DGI to maximize the short-term value of DGI for its stockholders. The 2013 Proposal and the 2012 Proposal represent views dramatically opposed to the views of Donegal Mutual, DGI's controlling stockholder, and those of the boards of directors of Donegal Mutual and DGI. Donegal Mutual's board of directors has consistently concluded over the last 26 years since DGI's formation in 1986 that it is in the best interests of Donegal Mutual and its policyholders and DGI and its stockholders to maintain the existing relationships between Donegal Mutual and DGI for the long-term future.

DGI believes that the Proponent's position as DGI's second-largest stockholder is substantially different from the position of DGI's stockholders other than Donegal Mutual. DGI's other stockholders face no similar impediment if any stockholder desires to liquidate his or her DGI stock holdings. However, the Proponent can sell his holdings in DGI in only one of three ways. Those three ways are:

- A registration statement under the 1933 Act. However, only DGI can file a registration statement with the Commission to register the public sale of securities of DGI and the Proponent does not have the legal right to do so or obligate DGI to do so.

- DGI could voluntarily agree to register the DGI shares the Proponent holds for sale by the Proponent. This possibility seems remote because the Proponent would be at market risk, and DGI would at least theoretically be subject to the risk of 1933 Act liabilities for in the event of nondisclosures by the Proponent. It is thus likely that the alternative is also entirely unavailable.

- The Proponent can currently make sales of DGI shares under SEC Rule 144. Rule 144 permits the sale of a limited quantity of DGI securities every quarter. However, it would take the Proponent a number of years to complete such a liquidation because of the volume limitations under Rule 144. The Proponent would also have to sell in unsolicited brokerage transactions and would thereby incur brokerage fees.

If DGI were to merge with or otherwise be acquired by a public company, which DGI believes is the underlying premise of the Proponent's 2012 Proposal and the Proponent's 2013 Proposal, the transaction would either result in the Proponent receiving cash for the Proponent's Holdings if the acquisition consideration was cash, or if the acquisition consideration was securities, would entail the filing of an S-4 registration statement with the Commission. Such a registration statement would "sanitize" the Proponent's DGICA and DGICB shares so that the Proponent would thereafter have the ability to sell all of his DGI shares or shares of any successor entity received as consideration in the merger without restriction. Thus, the Proponent's 2013 Proposal would, if adopted, provide a unique personal benefit to the Proponent.

D. DGI May Omit the 2013 Proposal Pursuant to Rule 14a-(i)(6) because DGI Cannot Implement the 2013 Proposal Without the Affirmative Action of a Third Party That It Does Not Control.

Under the PA Ins Law, in conjunction with the PABCL, Donegal Mutual is an indispensable party to any acquisition of DGI. DGI is an insurance holding company whose principal insurance subsidiary is Atlantic States Insurance Company, a Pennsylvania-domiciled stock casualty insurance company. Donegal Mutual is a Pennsylvania-domiciled mutual fire insurance company. As such, the PA Ins Law and the PABCL govern various actions either Donegal Mutual or Atlantic States undertake.

To illustrate the requirements of the PA Ins Law, we reference the May 2012 acquisition by Nationwide Mutual Insurance Company ("Nationwide") of Harleysville Mutual Insurance Company ("Harleysville") and Harleysville's 54% owned publicly traded stock subsidiary, Harleysville Group Inc. ("HGIC"). In that transaction, Harleysville merged with and into Nationwide, while Nationwide purchased all of the outstanding capital stock of HGIC other than the 54% of the HGIC shares that Harleysville owned. Nationwide acquired those shares upon the merger of Harleysville with and into Nationwide contemporaneously with Nationwide's purchase of the publicly-owned shares of HGIC. The Harleysville-Nationwide transaction, completed less than a year ago, illustrates conclusive evidence of the requirements of Pennsylvania law that apply to the acquisition of a downstream insurance holding company, such as DGI, and its parent, such as Donegal Mutual, a Pennsylvania-domiciled mutual insurance company.

The corporate structure of Harleysville and HGIC is identical to the corporate structure of Donegal Mutual and DGI. At the time of the Nationwide acquisition, Harleysville owned 54% of the voting power of the outstanding capital stock of HGIC. Currently, Donegal Mutual owns approximately 66% of the voting power of the outstanding capital stock of DGI.

The Proponent's 2013 Proposal simply ignores the necessity of Donegal Mutual as a party to any acquisition of DGI. Assuming, hypothetically, that the stockholders of DGI approved the 2013 Proposal, nothing would or could happen unless and until Donegal Mutual accepted the 2013 Proposal, which it has no legal obligation to do, and became a party to any such transaction. When faced with the similar 2012 Proposal from the Proponent, the Donegal Mutual board determined that Donegal Mutual would have voted against the 2012 Proposal had the 2012 Proposal been presented to DGI stockholders at DGI's 2012 Annual Meeting.

In addition, at a special board meeting of the Board of Directors of Donegal Mutual held on December 12, 2012, the Board of Directors of Donegal Mutual determined unanimously to seek the exclusion of the Proponent's 2013 Proposal from DGI's 2013 Proxy Materials.

E. DGI May Omit the 2013 Proposal Under Rule 14a-8(i)(3) Because the 2013 Proposal is Contrary to the Commission's Proxy Rules, Which Prohibit Materially False or Misleading Statements in Proxy Soliciting Materials.

Rule 14a-8(i)(3) permits a company to omit a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." Such proxy rules include Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 prohibits a proposal or supporting statement, which, at the time, and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading. The Proponent's non-disclosures include the following:

- The Proponent has failed to disclose that consummation of the 2013 Proposal would require the Proponent to make filings with, and the making of discretionary findings of approval by, the Insurance Commissioners of Pennsylvania, Maryland, Wisconsin, Virginia, Georgia, Iowa and Michigan; and

- The Proponent has failed to disclose actions taken against the Proponent by federal and state securities and industry regulators.

DGI cannot publish the Proponent's stockholder proposal and supporting statement without including all material facts concerning the Proponent's role in several hostile attempts by the Proponent to acquire control of downstream insurance holding companies. Therefore, DGI believes that it may omit the 2013 Proposal under Rule 14a-8(i)(3) because the 2013 Proposal is contrary to the Commission's proxy rules that prohibit the use of materially false or misleading statements in proxy soliciting materials.

DGI believes that each of the provisions of Rules 14a-8(i)(2), 14a-8(i)(3), 14a-8(i)(4), 14a-8(i)(6) and 14a-8(i)(7) provides sufficient grounds upon which DGI may properly omit the 2013 Proposal from its 2013 Proxy Materials. DGI respectfully requests that the Staff, therefore, advise DGI that the Commission would take no-action if DGI were to exclude the 2013 Proposal.

If we can be of further assistance in this matter, please contact me by telephone at (215) 979-1227 or by e-mail at jwkauffman@duanemorris.com.

Sincerely,



John W. Kauffman, Esq.

JWK:am
cc: Donald H. Nikolaus
Jeffrey D. Miller
Frederick W. Dreher, Esq.
Gregory M. Shepard
Victor J. Peterson, Esq.

EXHIBIT A

BEFORE THE BOARD OF GOVERNORS
OF THE FEDERAL RESERVE SYSTEM

In Re Gregory M. Shepard, the owner of more than 10% of the Class A Common Stock of Donegal Group Inc., a Grandfathered Savings and Loan Holding Company

PETITION OF DONEGAL GROUP INC. FOR ENFORCEMENT ACTION

Petitioner Donegal Group Inc., Marietta, Pennsylvania ("DGI") hereby requests that the Board of Governors of the Federal Reserve System (the "Board") take enforcement action against Gregory M. Shepard ("Shepard") because of his multiple violations of the Change in Bank Control Act, 12 U.S.C. § 1817(j) (the "CBCA"). In support of this request, DGI avers as follows:

A. Preliminary Statement

1. Shepard has owned more than 10% of DGI's Class A Common Stock (which trades on the NASDAQ Global Select Market), for more than two years without having made either of the filings the CBCA required with the Board: (a) a written notice prior to acquiring 10% or more of DGI's Class A Common Stock; or (b) a submission seeking to rebut the presumption of control before acquiring 10% or more of DGI's Class A Common Stock. In fact, even after acquiring more than 10% of DGI's Class A Common Stock, Shepard has never provided any notice or submitted any rebuttal request to the Board or any other agency concerning his ownership of more than 10% of DGI's Class A Common Stock.

2. Shepard's history, which is discussed in detail below (*see* ¶¶ 28-54, *infra*), manifestly demonstrates that Shepard intends to use his ownership position in DGI to control DGI and force its sale or merger.

3. An Iowa Insurance Division Administrative Law Judge (the "ALJ") has already found that: (a) in three other instances, Shepard started out by acquiring sizable minority stock positions in insurance holding companies accompanied with statements that his acquisitions were for investment only; (b) in each of these three instances, Shepard subsequently sought to take control of these three companies; and (c) the fact that another party held a majority voting position in each company did not deter Shepard from seeking to control them.

4. Based on Shepard's history of prior dealings and his testimony during the hearing before the ALJ, the ALJ found that Shepard was reserving the right to seek to control DGI, notwithstanding the fact that Donegal Mutual Insurance Company ("DMIC") owned majority voting control of DGI.

5. As described below (*see* ¶¶ 63-69, *infra*), Shepard has already launched his efforts to control DGI and force its sale or merger. In fact, in a November 5, 2012 Schedule 13D filing with the Securities and Exchange Commission (the "SEC"), Shepard has revealingly telegraphed his plans by stating his intention to take, *inter alia*, the following actions:

> [C]ommunicating with management, the Board [of Directors], other stockholders, industry participants and other interested or relevant parties (including financing sources and financial advisors) about [DGI] or proposing a potential or other transaction involving [DGI] and about various other matters, including the operations, business, strategic plans, assets and capital structure of [DGI] . . .; requesting or proposing one or more nominees to the Board of Directors of [DGI]; purchasing additional securities of [DGI] in the open market or otherwise; . . .

See Exh. A appended hereto at page 4 of 6.

B. The Parties

6. DGI is a grandfathered unitary savings and loan holding company which was regulated as such by the Office of Thrift Supervision ("OTS"), as of the date of enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank"),

pursuant to Section 10 of the Home Owners' Loan Act ("HOLA"), 12 U.S.C. § 1467a. DGI is a corporation organized under the laws of Delaware with its principal place of business in Marietta, Pennsylvania. DGI is also an insurance holding company which controls property and casualty insurance companies that do business in 22 states. Each of DGI's insurance subsidiaries has an A.M. Best Rating of A (Excellent).

7. DGI is a publicly-held corporation with two classes of common stock, both of which are voting equity securities and are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 78*l*, and are thus equity securities for purposes of Section 13 of the Exchange Act. DGI Class A Common Stock and DGI Class B Common Stock each trade publicly on the NASDAQ Global Select Market under the symbols "DGICA" and "DGICB," respectively, and will hereinafter be referred to by those symbols.

8. DMIC and DGI jointly own 100% (51.8% and 48.2%, respectively) of the stock of Donegal Financial Services Corporation ("DFSC"), which in turn owns 100% of the stock of Union Community Bank, FSB, Lancaster, Pennsylvania ("UCB"), a federal stock savings bank formerly regulated and supervised by the OTS and currently regulated by the Office of the Comptroller of the Currency ("OCC") pursuant to Dodd-Frank § 311(b)(2).[1]

9. As a result of their control of UCB, each of DGI, DMIC and DFSC is subject to regulation by the Board as a savings and loan holding company ("SLHC").[2]

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1 UCB has filed an application to convert to a state savings bank charter, which would be regulated by the Pennsylvania Department of Banking and the FDIC. Whether or not that charter conversion is consummated will have no bearing on the issues presented by this Petition.

2 DGI, DMIC and DFSC are grandfathered unitary SLHCs and each entity currently has the Board as its primary federal regulator. Such status will not change if UCB converts to a state-chartered savings bank.

10. Currently a resident of Florida, Shepard has characterized himself as an "investor" in the Schedule 13D he filed with the SEC on July 12, 2010 with respect to his stockholdings in DGI (the "Initial Schedule 13D"). *See* Initial Schedule 13D, appended hereto as Exh. B, Item 2 (principal occupation is "investing in securities").

11. In his Initial Schedule 13D, Shepard reported that he owned 15.77% of DGICA and 6.46% of DGICB. Thus, Shepard admitted that he owned more than 10% of DGICA more than two years ago.

12. In his most recent Schedule 13D filed with the SEC on November 5, 2012, Shepard admits that he now owns 18.04% of DGICA and 7.12% of DGICB (the "Current Schedule 13D"). *See* Current Schedule 13D, appended hereto as Exh. A. Thus, Shepard has increased his ownership of DGICA by more than 14%.

13. The shares of DGICA and DGICB should not be deemed shares of the same class for the following reasons. First, each share of DGICA has only one-tenth of a vote per share and a 10% dividend preference over DGICB, whereas each share of DGICB has one vote per share. Second, although each share of DGICA and each share of DGICB vote together on all common matters, the shares of DGICA vote separately on matters which would uniquely affect the rights of holders of DGICA.

14. In addition, as described below (*see* ¶¶ 63-69, *infra*), Shepard is seeking to use his ownership of DGICA to force the sale or merger of DGI. Clearly, Shepard believes his ownership of DGICA has empowered him in his endeavor to force the sale or merger of DGI.

15. Moreover, calculating Shepard's aggregate ownership interest in DGI based upon the actual number of shares owned in each class with 25,639,674 shares of DGICA and DGICB

outstanding at October 31, 2012, Shepard's combined ownership of 4,000,000 shares of DGICA (3,602,900) and DGICB (397,100) constitutes more than 15% of such outstanding shares.

16. Shepard is DGI's second largest shareholder.

17. DGI's largest shareholder is DMIC, which currently owns approximately 42% of DGICA and approximately 75% of DGICB, thereby giving DMIC approximately 66% of the aggregate voting power of DGI Common Stock.

C. Shepard's CBCA Violations and the OTS's Regulations

18. Pursuant to Dodd-Frank § 312(b)(1), all of the OTS's regulatory functions and responsibilities for SHLCs, including DGI, were transferred to the Board effective July 21, 2011. In connection with these transferred functions and responsibilities, the Board has promulgated Regulation LL, 12 C.F.R. § 238.1 *et seq.* (the "SLHC Control Regs"). Included as part of the SLHC Control Regs is a rebuttable presumption of control which provides as follows:

> The Board presumes that an acquisition of voting securities of a savings and loan holding company constitutes the acquisition of control under the Bank Control Act, requiring *prior notice* to the Board, if, immediately after the transaction, the acquiring person (or persons acting in concert) will own, control, or hold with power to vote 10 percent or more of *any class* of voting securities of the institution, *and if*: (i) The institution has registered securities under section 12 of the Securities Exchange Act of 1934 (15 U.S.C. 78l); *or* (ii) No other person will own, control, or hold the power to vote a greater percentage of that class of voting securities immediately after the transaction.

12 C.F.R. § 238.31(c)(2) (italics added).[3]

19. Shepard has triggered this rebuttable presumption of control inasmuch as he "own[s], control[s], or hold[s] with power to vote" 18.04% of DGICA, a class of voting equity

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[3] This is the same rebuttable presumption of control that the Board has traditionally applied with respect to bank holding companies in Regulation Y. *See* § 225.41(c)(2).

securities registered under Section 12 of the Exchange Act, and, as noted above, more than 10% of DGICA and DGICB combined.

20. Shepard did not provide any prior notice to the OTS or the Board of his intention to acquire more than 10% of DGICA or his subsequent additional purchases of DGICA and DGICB, nor has Shepard ever provided any notice to the OTS or the Board even after his acquisition of more than 10% of DGICA. Shepard has never provided any submission to the OTS or the Board setting forth any facts and circumstances which he believes would rebut the presumption of control applying to him.

21. The Board, as the appropriate Federal banking agency for SLHCs under 12 U.S.C. § 1813(q)(2)(G), has jurisdiction to enforce the CBCA pursuant to 12 U.S.C. § 1817(j)(15). That enforcement authority includes the power to apply to a United States District Court for injunctive and other equitable relief and to assess civil money penalties because of Shepard's continuing violations of the CBCA. *Id.* § 1817(j)(15)-(16).

22. In his Initial Schedule 13D, Shepard disclosed that he had acquired 15.77% of DGICA and 6.46% of DGICB. This acquisition made Shepard the second largest holder of DGICA. Shepard had not filed a prior notice with the OTS and, therefore, was already in violation of the OTS's Acquisition of Control Regulations, specifically 12 C.F.R. § 574.4 (2010). Pursuant to that regulation, the combination of (a) exceeding the threshold requirement of ownership of 10% or more of any class of voting stock, plus (b) any "control factor" (one of which was being the second largest holder of DGICA shares) necessitated prior OTS acceptance – *before* exceeding that 10% threshold – of a rebuttal agreement conforming to the requirements of the agency's regulations:

> (e) *Procedures for rebuttal* – (1) *Rebuttal of control determination.* An acquiror attempting to rebut a

> determination of control that would arise under subsection (b) of this section shall file a submission with the Office setting forth the facts and circumstances which support the acquiror's contention that no control relationship would exist if the acquirer acquires stock or obtains a control factor with respect to a savings association. The rebuttal must be filed and accepted in accordance with this section *before the acquiror acquires such stock or control factor.*

12 C.F.R. § 574.4(e)(1) (2010) (italics added). The cross-referenced subsection (b) provides:

> (b) *Rebuttable control determinations.* (1) Except as provided in § 574.8, an acquiror shall be determined, subject to rebuttal, to have acquired control of a savings association if the acquiror directly or indirectly, or through one or more subsidiaries or transactions or acting in concert with one or more companies:
>
> (i) Acquires more than 10 percent of *any* class of voting stock of the savings association and is subject to a control factor, as defined in paragraph (c) of this section;

12 C.F.R. § 574.4(b)(i) (2010) (italics added). The cross-referenced paragraph (c) in turn provides:

> (c) *Control factors.* For purposes of paragraph (b)(i) of this section, the following constitute control factors. References to the acquiror include actions taken directly or indirectly, or through one more subsidiaries or transactions or acting in concert with one or more persons or companies:
>
> (1) The acquiror would be *one of the two largest holders of any class of voting stock* of the savings association.

12 C.F.R. § 574.4(c)(1)(2010) (italics added).

23. For purposes of the above-quoted OTS regulations, DGI, an SLHC, is included within the regulatory definition of "savings association." 12 C.F.R. § 574.2(p) (2010).

24. In 2011, DGI reported Shepard's violation of the CBCA to the OTS. The OTS never formally approved Shepard's ownership of the DGICA or DGICB. The OTS *informally*

declined, however, to take any enforcement action against Shepard, relying on an interpretation that was plainly incompatible with the language of its own Acquisition of Control Regulations. The OTS predicated its erroneous interpretation on two old "no action" letters, one by the Federal Home Loan Bank Board dated August 29, 1988 (attached hereto as Exh. C) and another by the OTS dated January 7, 1994 (attached hereto as Exh. D). By following these two no-action letters as an informal "pragmatic solution" to the problem, the OTS effectively transformed the unambiguous phrase "10 percent of *any* class of voting stock" in its own regulations into "10% of the *aggregate* voting power of the *combined classes* of voting stock." (Italics added.) Since Shepard's combined ownership of DGICA and DGICB amounted at that time to 9.9% of the aggregate voting power of DGI's outstanding common stock, the OTS did not pursue the matter further, notwithstanding Shepard's ownership of more than 10% of DGICA. Accordingly, the OTS did not make any formal or official decision on this matter.

25. The Board is not bound by the OTS's incongruous failure to take formal action in this case or by the OTS's procedures in general. As noted in the Board's Release announcing the adoption of Regulation LL, the filing requirements under the CBCA are not discretionary:

> A significant difference between OTS and Board regulations relating to the CBCA is the ability to use passivity commitments or rebuttal agreements to avoid filing a CBCA notice. **Unlike the OTS, the Board does not allow investors to avoid required filings under the CBCA.** The CBCA requires only a notice and background review by the Board and, unlike the BHC Act or HOLA, does not impose any ongoing activity restrictions or other requirements on the filer. For example, the Board may determine that a company does not have control for purposes of the BHC Act (or in the future, for purposes of HOLA) and rely on passivity commitments to support its determination, but that company would continue to be required to file a notice under the CBCA if the size of the investment triggers a filing under that Act.

Board of Governors of the Federal Reserve System, Availability of Information, Public Observation of Meetings, Procedure, Practice for Hearings, and Post-Employment Restrictions for Senior Examiners; Savings and Loan Holding Companies, 76 Fed. Reg. 56,508, 56,510 (Sept. 13, 2011) (emphasis added). Shepard's obligation to submit the requisite filings to the Board cannot be flouted with impunity and, accordingly, DGI requests that the Board take appropriate action with respect to Shepard's violation of Regulation LL.

26. Moreover, since the OTS's failure to take formal action, Shepard has embarked on a course of conduct described in detail below, presaging an attempt to seek control of DGI, the very same right which he arrogated to himself during the Iowa insurance proceedings described in detail below.

27. Shepard's violation of the CBCA is not a mere technical violation. Shepard knows that if he were to submit the personal information required in the statutory advance notice both by the language of the statute itself and by the regulations thereunder, the Board would likely disapprove his acquisition of more than 10% of DGICA based on his established record of dealings not only with DGI but with other insurance holding companies.

D. Shepard's Past History with Three Other Companies

1. Meridian Insurance Group, Inc.

28. In the late 1990s, Shepard and his brother each owned 50% of American Union Financial Corp. ("AUFC"). Shepard, while President of Union Automobile Insurance Company ("Union Auto"), a wholly-owned subsidiary of AUFC, engaged in an attempt to acquire control of Meridian Insurance Group, Inc. ("MIGI") that forced MIGI to find a "white knight" to prevent Shepard from acquiring additional MIGI common stock and influencing its affairs to its detriment.

29. For this purpose, Shepard used two of AUFC's second-tier subsidiaries to acquire 9.9% of MIGI's common stock. Union Auto reported this acquisition in December 1996. By February 1998, Shepard, his brother, and the AUFC-related entities increased their collective

ownership of MIGI's common stock to 12.8%. Later that same year, Shepard purchased additional MIGI common stock using AUFC-related companies that he controlled. In August 1998, Shepard reported that he owned 14.98% of MIGI's common stock. He also stated that, although he had acquired the MIGI shares for investment purposes, he reserved the right to pursue an acquisition of MIGI.

30. In April 1999, Shepard reported that he had increased his ownership of MIGI common stock and that his company, AUFC, had announced a tender offer to purchase up to an additional 4.82% of MIGI's common stock through a "Dutch auction." Later in 1999, AUFC purchased additional MIGI common stock, which Shepard then acquired from AUFC. Shepard financed his acquisition with a loan agreement and promissory note with his own company, AUFC.

31. In August 2000, Shepard reported that he then owned 20.23% of MIGI's common stock and that he intended to seek ownership and control of MIGI through a tender offer for all of its outstanding common stock for $20 per share. Shepard conditioned his tender offer on the tender of a minimum of 50.1% of the outstanding voting shares of MIGI. At the time of the offer, Meridian Mutual Insurance Company ("Meridian Mutual") owned 48.5% of MIGI's outstanding common stock, and Shepard owned 20.2%.

32. MIGI recommended that its shareholders refrain from tendering any shares in response to Shepard's tender offer, *inter alia*, because: (a) its independent investment banker had rendered an opinion that the price was inadequate; (b) Shepard's requirement that at least 50.1% of the voting securities be tendered could not be satisfied because Meridian Mutual and MIGI's directors and officers together owned more than 50.1% of the stock and had determined not to tender; (c) Shepard could not, in any event, raise the necessary financing to consummate

the offer; and (d) Shepard had recently been involved in the insolvency of Illinois HealthCare Insurance Company ("Illinois HealthCare"), which the Illinois Department of Insurance liquidated (*see* ¶ 55, *infra*). For these reasons, MIGI's Board had determined that Shepard's tender offer was "illusory."

33. Shepard subsequently increased his tender offer price to $25 per share, but did not alter the condition (which was numerically impossible to satisfy) that 50.1% of the voting securities be tendered before he was obligated to consummate his offer. MIGI again recommended that its shareholders refrain from tendering shares pursuant to Shepard's tender offer.

34. During Shepard's efforts to acquire control of MIGI, the SEC and the Indiana Securities Division filed complaints against Shepard and his companies. On September 20, 2000, the SEC entered a consent Cease and Desist Order against Shepard for purchasing MIGI common stock on the open market during his "Dutch auction" tender offer. Similarly, the Indiana Securities Division commenced an action against Shepard and AUFC on September 21, 2000 arising out of their purchase of MIGI common stock on the open market during Shepard's "Dutch auction" tender offer. In addition, on that same day, the Indiana Securities Division commenced a second action against Meridian Insurance Group Acquisition Corp. ("MIGAC"), Shepard's acquisition vehicle for his tender offer, for failing adequately to disclose MIGAC's sources of funding for its tender offer. On October 4, 2000, after a hearing, the Indiana Securities Commissioner made findings of fact and entered a final order, *inter alia*, prohibiting Shepard and MIGAC from proceeding with their tender offer for MIGI common stock without first providing MIGI's shareholders with "an adequate description of the source of the funds and consideration to be used to finance the takeover offer."

35. As a result of Shepard's conduct and his prior record, MIGI, Meridian Mutual, and State Automobile Mutual Insurance Company ("State Auto Mutual") entered into a merger agreement providing for State Auto Mutual to acquire all of MIGI's common stock for $30 per share. Thereafter, Shepard withdrew his tender offer, and the State Auto Mutual-MIGI merger was consummated.

36. Despite the illusory nature of his tender offer, Shepard initiated a campaign of baseless litigation against MIGI and State Auto Mutual. In August 2000 – on the same date that he filed the papers with the SEC to commence his tender offer for MIGI common stock – Shepard filed a complaint against MIGI and its directors in the United States District Court for the Southern District of Indiana contending, *inter alia,* that the directors' failure to approve his tender offer would constitute a breach of fiduciary duty to MIGI's shareholders and constitute a violation of the Indiana securities laws. In December 2000, Shepard filed an amended complaint against MIGI and its directors seeking to enjoin the State Auto Mutual-MIGI merger on the ground that State Auto Mutual's offer of $30 per share was inadequate, even though Shepard had made tender offers for the same stock at $20 and $25 per share.

37. Shepard's baseless claims against MIGI and its directors were dismissed with prejudice and his claims for monetary relief were dismissed for lack of jurisdiction.

2. State Auto Financial Corporation

38. Having lost out to State Auto Mutual on his illusory bid to acquire control of MIGI, Shepard launched a new equally illusory effort to gain control of State Auto Financial Corporation ("SAFC"), the insurance holding company for State Auto Mutual, which had merged with MIGI.

39. In December 2002, Shepard disclosed that he had acquired 5.13% of SAFC's common stock, because he believed the "true value" of the acquired SAFC shares exceeded their then-current market price. He also stated that he had submitted a proposal to SAFC's Board to be voted on at SAFC's 2003 annual meeting of shareholders which, if adopted, would require the SAFC Board, *inter alia*, to explore "strategic alternatives," including the merger of SAFC's 68% owner, State Auto Mutual, with another mutual insurance company followed by the sale or merger of SAFC.

40. In May 2003, Shepard reported that he had engaged Jefferies & Company, Inc. ("Jefferies") to render financial advisory and investment banking services in connection with his evaluation of his strategic alternatives concerning SAFC.

41. Shepard's and Jefferies' plan, as set forth in Jefferies' so-called "highly confident" letter, was that Shepard would finance the merger of SAFC with his newly formed and owned mutual insurance company, Mid-West Mutual Insurance Company, by having State Auto Mutual issue $400 million of two-year notes secured by the stock of State Auto Mutual's insurance subsidiaries. In short, Shepard intended to acquire SAFC by using State Auto Mutual's own assets.

42. In August 2003, Shepard filed with the SEC papers to commence a tender offer for 8,000,000 shares of SAFC common stock for $32 per share. To finance his proposed acquisition cost of $256 million (excluding expenses), which was beyond his financial capability based upon his reported net worth, Shepard secured a second "highly confident" letter from Jefferies with respect to the availability of financing.

43. The second Jefferies letter also proposed to finance Shepard's acquisition of SAFC common stock from State Auto Mutual's own assets. The proposal was for State Auto

Mutual to issue up to $300 million of surplus notes to finance Shepard's purchase of SAFC common stock.

44. SAFC recommended that its shareholders refrain from tendering any shares in response to the Shepard tender offer because, *inter alia,* State Auto Mutual's Board and a Special Committee of independent directors had unanimously determined: (a) to oppose and reject the offer; (b) not to issue State Auto Mutual's surplus notes or to provide any other financing from State Auto Mutual's assets to finance Shepard's tender offer; and (c) to vote State Auto Mutual's 68% ownership of shares of SAFC against approval of Shepard's tender offer at any SAFC shareholder meeting called to consider the same. SAFC's Board of Directors and Special Committee concluded that Shepard's tender offer was "illusory" because neither Shepard's financing condition nor his change of control condition could be satisfied.

45. In May 2004, after numerous extensions and equally numerous rejections of Shepard's tender offer, Shepard announced the termination of his tender offer. Meanwhile, as he had done with MIGI, Shepard had commenced meritless litigation against SAFC and State Auto Mutual in an effort to coerce them into supporting his illusory and unfinanceable tender offer. In a complaint Shepard filed in the United States District Court for the Southern District of Ohio against SAFC, State Auto Mutual, and SAFC's and State Auto Mutual's Boards, Shepard alleged that SAFC's and State Auto Mutual's Boards had breached their fiduciary duties by failing to support his tender offer. The court dismissed Shepard's complaint for lack of subject matter jurisdiction.

3. 21st Century Insurance Company

46. In the mid- to late 1990s and early 2000s, Shepard, then serving as a director of 21st Century Insurance Group ("21st Century"), engaged in conduct adverse to the interests of

21st Century. In 1994, 21st Century entered into an investment agreement with American International Group, Inc. ("AIG"), which provided for AIG to purchase 21st Century preferred stock convertible into common stock and warrants to purchase additional shares of common stock. If AIG converted the preferred stock and exercised the warrants, AIG would own approximately 40% of 21st Century's common stock.

47. In May 1995, Shepard reported that his company, Union Auto, together with its wholly-owned subsidiary, AULIC, owned 9.42% of 21st Century's common stock. Shepard stated that Union Auto and AULIC purchased their 21st Century shares "for investment purposes" and that he had no present plans to seek control of 21st Century.

48. In 1995, as a result of cumulative voting, Shepard, in essence, elected himself to the 21st Century Board.

49. In 1998, AIG reported that it owned more than 50% of 21st Century common stock. In September of that year, the 21st Century Board reconstituted itself so that AIG would have seven of the thirteen seats on the Board of Directors. Shepard remained as one of the six non-AIG members of the Board of Directors.

50. In May 1999, AIG reported that it owned 60.5% of 21st Century's common stock. Later that year, Shepard reported that his company, American Union, owned 6.3% of 21st Century's common stock. Despite the fact that AIG's ownership of 21st Century dwarfed his ownership, Shepard decided to challenge AIG's management by urging it "to explore extraordinary corporate actions such as a merger, reorganization or liquidation of the Company."

51. Shortly thereafter, Shepard issued a press release offering to serve as the Chief Executive Officer of 21st Century. Instead, 21st Century's Board elected Bruce Marlow, an experienced insurance executive, as its president. Mr. Marlow had been President, Independent

Agency Markets, and Senior Vice President, of Allstate Corporation and before that Chief Operating Officer of Progressive Corporation.

52. Shepard also reported that he had submitted a proposal for inclusion in 21st Century's 2000 annual proxy for 21st Century to retain an independent investment banker to explore strategic alternatives, including a possible sale or merger.

53. The 21st Century Board recommended that shareholders vote against Shepard's proposal, stating, *inter alia*, that: (a) the directors had concluded that the process Shepard proposed would be expensive, disruptive, and would create uncertainty in the market; (b) 21st Century was operating profitably following a strategy agreed to by its majority shareholder; (c) 21st Century's stock already had a superior valuation relative to other companies in the same line of business; and (d) Shepard's proposal would take the directors' time and attention, and 21st Century's resources, away from improving its earnings and enhancing shareholder value.

54. In April 2004, after eliminating cumulative voting, 21st Century reported that its Nominating and Corporate Governance Committee decided not to renominate Shepard for election to the Board of Directors.

E. Shepard's Operation of Illinois HealthCare

55. Shepard was the Chairman, CEO, and majority shareholder of Illinois HealthCare, an Illinois life, accident, and health insurance company with HMO authority, from its founding in 1997 to June 30, 2000. On June 30, 2000, the Illinois Department of Insurance entered an order of liquidation of Illinois HealthCare. The liquidation left 26,000 policyholders without insurance coverage and required guaranty funds in three states to cover the health claims owed to policyholders.

F. The Iowa Insurance Division Findings Against Shepard

56. Prior to 2006, DGI had acquired an insurance company domiciled in Iowa making DGI subject to the jurisdiction of the Iowa Insurance Division. In 2006, Shepard applied to the Iowa Insurance Division for a disclaimer of control permitting him to acquire up to 14.99% of the aggregate voting control of DGI without filing the Form A required by Iowa for shareholders owning 10% or more of an insurance company's voting stock. The Iowa Insurance Division, like virtually all state insurance departments, requires the filing of a Form A before any party can acquire 10% or more of the aggregate voting control of an insurance company or its holding company.

57. The Form A requires five years of detailed financial and personal information from an applicant before approval can be given for such an acquisition. Shepard's application for a disclaimer was an obvious gambit on his part to evade providing such information.

58. Ultimately, ALJ Jeffrey D. Farrell ("Judge Farrell"), on behalf of the Iowa Insurance Division, scheduled a hearing on Shepard's application on October 27 and 28, 2008. Shepard testified at the hearing in support of his application.

59. The question before Judge Farrell is substantially similar to the issue which the Board's enforcement action should address:

> Mr. Shepard has the heavy burden of proving by clear and convincing evidence that his purpose for purchasing up to 14.99 percent of the stock of Donegal will not be for the intention of changing or influencing control.

Proposed Decision at 14, appended as Ex. E. Although entitled a "Proposed Decision" subject to appeal to the Commissioner of the Iowa Insurance Division, the "Proposed Decision" became final when Shepard decided not to appeal it.

60. In concluding that, "[b]ased on the evidence as a whole, Mr. Shepard cannot meet his burden of proof" (Proposed Decision at 14), Judge Farrell found that:

> The most compelling evidence regarding Mr. Shepard's purpose is his prior conduct with similar companies. There are close parallels with each of the companies discussed at hearing: Meridian, State Auto, and 21st Century. In each instance, Mr. Shepard initially bought relatively sizable minority blocks of stock. In each instance, Mr. Shepard certified that his intent was investment purposes, but that he might purchase additional stock in the future. In each instance, he later sought to purchase the companies, and/or submitted proposals to be voted on by the shareholders seeking dramatic changes in the ownership and control of the companies. He took such action in each instance, notwithstanding that a single shareholder (or small group of shareholders) held a majority interest in each company.
>
> His initial conduct in this case follows the same pattern. Mr. Shepard has purchased approximately four percent of Donegal, and wants authority to purchase up to a total of 14.99 percent. He has asserted that his ownership is for investment purposes only, but he has not made any definitive commitments. Donegal Mutual owns a majority share of Donegal Group, but large majority shareholders have not previously deterred Mr. Shepard's (sic) from attempting to seek out control. Mr. Shepard himself testified during the hearing that he could change his mind about being a passive investor tomorrow.

Proposed Decision at 14-15. Shepard's recent conduct described below – all of which has occurred subsequent to Judge Farrell's Proposed Decision and to the OTS's informal decision – only serves to underscore Shepard's transparent efforts to control DGI.

61. Significantly, Judge Farrell addressed the purpose of the Form A requirement in words which apply with equal emphasis to the CBCA's rebuttable presumption of control regulations:

> The Form A process is merely a means [to] ensure the protection of the policyholders, the shareholders, and the public. Mr. Shepard is free to purchase up to 9.99 percent of the shares without being required to file the statement required in section 521A.3(2). He may be able to purchase additional shares, but would need to file the statement and meet the conditions of the statute. Assuming he

> can meet the statutory requirements, the Commissioner could approve purchases beyond the ten percent.

Proposed Decision at 15.

62. Here, the Regulation LL rebuttable presumption of control process is designed as a means to ensure the protection of the depositors, the banks and the public. Shepard is free to purchase up to 9.9% of **any one class** of shares without being required to comply with the CBCA's regulations. However, he is not free to flout those same regulations and purchase more than 9.9% of any one class of stock of an SLHC, as he has undeniably done in this case.

G. Shepard Has Launched The First Stage Of His Efforts To Control DGI By Forcing Its Sale Or Merger

63. Just as he did with SAFC (*see* ¶ 39, *supra*) and 21st Century (*see* ¶ 52, *supra*), Shepard has launched his effort to control DGI by seeking to force its sale or merger.

64. Thus, on November 14, 2011, DGI received the following Proposal from Shepard ("Shepard's 2012 Proposal") for inclusion in DGI's Proxy Statement for its 2012 annual meeting of stockholders (the "2012 Proxy Statement"):

> Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorize and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

Shepard November 7, 2011 letter at 2, appended hereto as Exh. F.

65. Thereafter, DGI requested that the SEC grant no-action relief and concur with DGI's conclusion that DGI could properly omit Shepard's 2012 Proposal from its 2012 Proxy Statement.

66. By letter dated February 16, 2012, the SEC Staff granted DGI the requested no-action relief and agreed with DGI that it need not include Shepard's 2012 Proposal in its 2012 Proxy Statement.

67. Undaunted in his desire to force DGI to sell or merge itself, Shepard, on November 5, 2012, submitted the following Proposal ("Shepard's 2013 Proposal") for inclusion in DGI's Proxy Statement for its 2013 annual meeting of stockholders (the "2013 Proxy Statement"):

> RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Shepard November 5, 2012 letter at 3, appended hereto as Exh. G.

68. DGI's Board of Directors has decided to again request no-action relief from the SEC with respect to Shepard's 2013 Proposal. However, whether or not the SEC grants the requested relief is irrelevant to this Petition because it is obvious that Shepard has embarked on a course of conduct to force DGI to sell itself to or merge itself with the highest bidder. As Shepard revealingly disclosed just last month in his Schedule 13D filed with the SEC on November 5, 2012, he now reserves the right to "communicate with management, the Board, other stockholders, industry participants and other interested or relevant parties (including financing sources and financial advisors) about [DGI] or proposing a potential or other

transaction involving [DGI] and about various other matters, including the operations, business, strategic plans, assets and capital structure of [DGI] . . . [or] requesting or proposing one or more nominees to the Board of Directors of [DGI]." *See* Exh. A appended hereto at page 4 of 6.

69. Simply stated, Shepard's past is Shepard's prologue. Just as Shepard sought control of MIGI, SAFC and 21st Century, he has now embarked on a transparent course of conduct to control DGI by forcing its sale or merger. Shepard's reason for doing this is obvious: it is the only way he can reap any reward for his $60 million investment in DGI – an investment in large measure he made in violation of the CBCA.

CONCLUSION AND REQUEST FOR ENFORCEMENT ACTION

A. Shepard has willfully disregarded his legal responsibilities in connection with his many attempts to gain control of insurance companies, including DGI, an SLHC, for his own personal financial gain. In addition to violating (and having been found to have violated) the federal and state securities laws, Shepard has violated the requirements of the CBCA in that he has:

- not filed a prior notice of his intent to acquire over 10% of DGI's Class A Common Stock or over 10% of its Class A and Class B Common Stock combined;
- never provided any notice or submitted any rebuttal statement to the Board concerning his ownership of more than 10% of DGI's Class A Common Stock and more than 10% of its Class A and Class B Common Stock combined;
- never rebutted the presumption of control applying to his ownership of more than 10% of DGI's Class A Common Stock and more than 10% of its Class A and Class B Common Stock combined; and
- acquired more than 10% of DGI's Class A Common Stock and more than 10% of its Class A and Class B Common Stock combined without giving any federal bank regulatory agency the opportunity to investigate his character and background and possibly disapprove his acquisition.

DGI respectfully submits that the Board should consider compelling Shepard to: (1) reduce his DGI stock holdings below 10%; and (2) enter into a typical passivity agreement with the Board prohibiting him from seeking to control or influence DGI without prior Board approval.

B. As a result of Shepard's willful misconduct, DGI has been forced to expend considerable time and resources of its directors and senior management, as well as significant attorneys' fees, in combating Shepard's transparent efforts to control DGI and force its sale or merger in order for him to realize a significant gain on his DGI stockholdings.

WHEREFORE, DGI respectfully requests that the Board conduct an investigation of Shepard and his activities as the Board may deem appropriate and take such enforcement action as it deems necessary to address Shepard's willful violations of the CBCA and agency regulations thereunder in order to rectify his past violations and deter his future violations.

Respectfully submitted,



/s/ David H. Pittinsky
David H. Pittinsky
BALLARD SPAHR LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103
215.864.8117
pittinsky@ballardspahr.com

/s/ Keith R. Fisher
Keith R. Fisher
BALLARD SPAHR LLP
1909 K Street, NW, 12th Floor
Washington, DC 20006
202.661.2284
fisherk@ballardspahr.com

Attorneys for Petitioner
Donegal Group Inc.

Dated: December 21, 2012

EXHIBIT A

SC 13D/A 1 c24492sc13dza.htm SCHEDULE 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

DONEGAL GROUP INC.

(Name of Issuer)

Class A Common Stock
Class B Common Stock

(Title of Class of Securities)

Class A: 257701201
Class B: 257701300

(CUSIP Number)

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 257701201 257701300

1	NAMES OF REPORTING PERSONS Gregory M. Shepard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER Class A 3,602,900; Class B 397,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER Class A 3,602,900; Class B 397,100
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 3,602,900; Class B 397,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A 18.04% ; Class B 7.12%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the "Initial 13D") by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

The Filing Person owns 3,602,900 Class A Shares and 397,100 Class B Shares purchased for $51,924,532 and $6,639,668, respectively (including commissions). The source of funding for the purchase of these Shares was personal funds.

ITEM 4 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On November 7, 2011, the Filing Person submitted the following proposal to be presented and voted upon at the Issuer's 2012 Annual Meeting of Shareholders:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

A copy of the proposal and supporting statement are attached hereto as Exhibit 7.8.

The Filing Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, price levels of the Class A and Class B Shares, the Issuer's response to the actions suggested by the Filing Person, actions taken by management and the Board of Directors of the Issuer, other investment opportunities available to the Filing Person and capital availability and applicable regulatory and legal constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Filing Person may, from time to time and at any time, in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, but not limited to: communicating with management, the Board, other stockholders, industry participants and other interested or relevant parties (including financing sources and financial advisors) about the Issuer or proposing a potential or other transaction involving the Issuer and about various other matters, including the operations, business, strategic plans, assets and capital structure of the Issuer or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; requesting or proposing one or more nominees to the Board of Directors of the Issuer; purchasing additional securities of the Issuer in the open market or otherwise; entering into financial instruments or other agreements that increase or decrease the Filing Person's economic exposure with respect to his investment in the Issuer; and/or engaging in any hedging or similar transactions with respect to such holdings. The Filing Person reserves the right to change his current plans and intentions with respect to any and all matters referred to in Item 4 of Schedule 13D based on any of the foregoing factors or otherwise or to sell or distribute some or all of his respective holdings in the Issuer, at any time and from time to time, in the open market, in private transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

ITEMS 5 (a) AND 5 (b) OF THE INITIAL 13D ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY AS FOLLOWS:

a) As of the close of business on November 7, 2011, the Filing Person may be deemed to beneficially own, in the aggregate, 3,602,900 Class A Shares and 397,100 Class B Shares, representing approximately 18.04% and 7.12%, respectively, of the Issuer's outstanding Class A Shares and Class B Shares (based upon the 19,975,609 Class A Shares and 5,576,775 Class B Shares stated to be outstanding as of October 31, 2011 by the Issuer in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2011).

b) The Filing Person has sole voting power and sole dispositive power with respect to 3,602,900 Class A Shares and 397,100 Class B Shares. The Filing Person has voting power in the aggregate equal to approximately 9.99%.

ITEM 5 (c) OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

c) The following table sets forth all purchases with respect to Class A Shares and Class B Shares effected during the past sixty (60) days by the Filing Person. All such transactions were effected in the open market, and the table includes commissions paid.

Date	Purchase Price Per Share	# of Class A Shares Purchased	Amount Paid
11/07/11	13.18	400	5,277.00

Date	Sale Price Per Share	# of Class B Shares Sold	Amount Received
11/07/11	16.00	360	5,756.20

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

7.8 Proposal and Supporting Statement

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 9, 2011

/s/ Gregory M. Shepard
Gregory M. Shepard

Exhibit Index

7.8 Proposal and Supporting Statement

Page 6 of 6

EXHIBIT B

Table of Contents

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

DONEGAL GROUP INC.

(Name of Issuer)

Class A Common Stock
Class B Common Stock

(Title of Class of Securities)

Class A: 257701201
Class B: 257701300

(CUSIP Number of Class of Securities)

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on behalf of person(s) filing statement)

July 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

TABLE OF CONTENTS

Table of Contents

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON Gregory M. Shepard		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐		
3.	SEC USE ONLY		
4.	SOURCE OF FUNDS PF		
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒		
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER Class A 3,140,000; Class B 360,000	
	8.	SHARED VOTING POWER -0-	
	9.	SOLE DISPOSITIVE POWER Class A 3,140,000; Class B 360,000	
	10.	SHARED DISPOSITIVE POWER -0-	
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A 3,140,000; Class B 360,000		
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A 15.77%; Class B 6.46%		

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

This Schedule 13D is filed on behalf of Gregory M. Shepard, an individual, for the purpose of reporting transactions in the Class A Common Stock, par value $0.01 per share, (the "Class A Shares") and the Class B Common Stock, par value $0.01 per share, (the "Class B Shares") of Donegal Group Inc. Previously, Mr. Shepard filed a Schedule 13G on August 31, 2009 regarding the Class A Shares and the Class B Shares and Amendment No. 1 to Schedule 13G/A on February 15, 2010 regarding the Class A Shares and the Class B Shares.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1195 River Road, P.O. Box 302, Marietta, PA 17547.

ITEM 2. IDENTITY AND BACKGROUND.

a) The person filing this statement is Gregory M. Shepard (the "Filing Person").

b) The principal business address and the principal office of the Filing Person is *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

c) The Filing Person's present principal occupation or employment is investing in securities

d) Negative.

e) Negative.

f) The Filing Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price of 3,140,000 Class A Shares and 360,000 Class B Shares purchased by Filing Person was $46,026,129 and $6,009,445 respectively (including commissions). The source of funding for the purchase of these Shares was personal funds.

ITEM 4. PURPOSE OF TRANSACTIONS.

Table of Contents

The Filing Person has been purchasing the Class A and Class B Shares of the Issuer for the past several years based on his belief that the shares represent an attractive investment opportunity.

Except as set forth in this Schedule 13D, the Issuer has no present plan or proposal that would relate to or result in any of the matters or actions described in subparagraphs (a) — (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the price of Class A and Class B Shares of the Issuer, developments affecting the Issuer, conditions in the securities market and general economic and industry conditions and, subject to receipt of any applicable regulatory approvals, the Filing Person reserves the right in the future to take such actions with respect to his investment in the Issuer as he deems appropriate, including the purchase of additional Class A and Class B Shares of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Filing Person may deem advisable.

On June 25, 2010, the Filing Person sent a letter to the Issuer (attached as Exhibit 7.1) regarding the acquisition of Union National Financial Corporation ("UNNF"). On July 9, 2010, the Issuer sent a letter to the Filing Person (attached as Exhibit 7.2) regarding the UNNF acquisition. On July 12, 2010, the Filing Person sent a letter to the Issuer (attached as Exhibit 7.3) regarding the UNNF acquisition.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

a) As of the close of business on July 12, 2010, the Filing Person may be deemed to beneficially own, in the aggregate, 3,140,000 Class A Shares and 360,000 Class B Shares, representing approximately 15.77% and 6.46%, respectfully of the Issuer's outstanding Class A Shares and Class B Shares (based upon the 19,924,944 Class A Shares and 5,576,775 Class B Shares stated to be outstanding as of March 31, 2010 by the Issuer in the Issuer's Form 10Q filing, filed with the Securities and Exchange Commission on May 7, 2010).

b) The Filing Person has sole voting power and sole dispositive power with respect to 3,140,000 Class A Shares and 360,000 Class B Shares.

c) The following table sets forth all purchases with respect to Class A Shares and Class B Shares effected during the past sixty (60) days by the Filing Person. All such transactions were effected in the open market, the table excludes commissions paid.

Table of Contents

Date	No. of Class A Shares Purchased	Price Per Share	Date	No. of Class B Shares Purchased	Price Per Share
05/12/10	141	14.3000	05/12/10	0	—
05/13/10	590	14.3348	05/13/10	577	17.9584
05/14/10	11,481	14.2049	05/14/10	0	—
05/17/10	1,327	14.0600	05/17/10	0	—
05/18/10	2,657	14.0647	05/18/10	0	—
05/19/10	11,445	14.0356	05/19/10	0	—
05/20/10	16,372	13.6541	05/20/10	0	—
05/21/10	25,693	13.4268	05/21/10	0	—
05/24/10	15,234	13.1946	05/24/10	1,367	16.9241
05/25/10	10,680	12.8055	05/25/10	0	—
05/26/10	10,453	12.7707	05/26/10	0	—
05/27/10	0	—	05/27/10	0	—
05/28/10	6,485	12.9194	05/28/10	0	—
06/01/10	10,000	12.7400	06/01/10	0	—
06/02/10	2,444	12.9999	06/02/10	0	—
06/03/10	7,292	13.0000	06/03/10	0	—
06/04/10	25,390	12.7313	06/04/10	0	—
06/07/10	0	—	06/07/10	0	—
06/08/10	6,634	12.4399	06/08/10	0	—
06/09/10	10,000	12.4541	06/09/10	0	—
06/10/10	0	—	06/10/10	0	—
06/11/10	0	—	06/11/10	0	—
06/14/10	11,257	12.7360	06/14/10	0	—
06/15/10	0	—	06/15/10	0	—
06/16/10	4,038	12.9875	06/16/10	0	—
06/17/10	2,593	13.0089	06/17/10	1,500	17.1337
06/18/10	34,747	13.0436	06/18/10	0	—
06/21/10	18,435	12.9082	06/21/10	0	—
06/22/10	7,639	12.6270	06/22/10	0	—
06/23/10	18,331	12.5879	06/23/10	0	—
06/24/10	4,438	12.3447	06/24/10	2,081	17.0713
06/25/10	157	12.5500	06/25/10	0	—
06/28/10	41,644	12.7737	06/28/10	0	—
06/29/10	20,568	12.4974	06/29/10	0	—
06/30/10	3,860	12.5000	06/30/10	0	—
07/01/10	0	—	07/01/10	372	17.0296
07/02/10	0	—	07/02/10	1,784	17.0000
07/05/10	0	—	07/05/10	0	—
07/06/10	0	—	07/06/10	0	—
07/07/10	0	—	07/07/10	0	—
07/08/10	0	—	07/08/10	0	—
07/09/10	0	—	07/09/10	0	—
07/12/10	0	—	07/12/10	0	—

Table of Contents

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described herein, the Filing Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

7.1 June 25, 2010 Letter from Filing Person to Issuer's CEO

7.2 July 9, 2010 Letter from Issuer's CFO to Filing Person

7.3 July 12, 2010 Letter from Filing Person to Issuer's CEO

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 12, 2010

/s/ Gregory M. Shepard
Gregory M. Shepard

Table of Contents

Exhibit Index

7.1 June 25, 2010 Letter from Filing Person to Issuer's CEO

7.2 July 9, 2010 Letter from Issuer's CFO to Filing Person

7.3 July 12, 2010 Letter from Filing Person to Issuer's CEO

EX-7.1 2 c59056exv7w1.htm EX-7.1

Exhibit 7.1:

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

June 25, 2010

Mr. Donald H. Nikolaus
CEO
Donegal Mutual Insurance Company
Donegal Group, Inc.
1195 River Road
Marietta, PA 17547

Dear Mr. Nikolaus:

As you know, I have a significant personal investment in Donegal Group Inc. ("DGI") and also own common shares of Union National Financial Corporation ("UNNF"). As with all of my investments, I follow and monitor publicly available information on these companies. Also as you know, my ownership in both DGI and UNNF has been and continues to be for investment purposes only, in both fact and intent, and not for the purpose or having the effect of changing or influencing the control of either company. My inquiry is based upon trying to garner a better, fact-based understanding from the following information:

- A press release dated April 20, 2010 announced Donegal Financial Service Corporation's acquisition of UNNF. At the close of trading, the DGICA shares were valued at $14.83 per share;
- Three days later, or on April 23, 2010, I noted in the press release announcing DGI's first quarter results, that total stockholders' equity, or book value, was $385,428,382, or a per common share amount of $15.11 as of the close of the first quarter on March 31, 2010;
- Simply put, I am writing to inquire why Donegal Mutual is utilizing over 500,000 DGICA shares currently trading at about $12.50 per share (or 83% of DGI book value) for this UNNF acquisition, which is non-strategic in nature? At 83% of book value, why would Donegal Mutual not use its cash reserves for this purchase?

I look forward to receiving your reply and to better understanding your planned direction and use of this acquisition.

Cordially yours,

Gregory M. Shepard

EX-7.2 3 c59056exv7w2.htm EX-7.2

Exhibit 7.2:



DONEGAL
GROUP INC.

1195 River Road
P.O. Box 302
Marietta, PA 17547-0302 (717) 426-1931
www.donegalgroup.com

July 9, 2010

VIA E-MAIL AND FIRST CLASS MAIL

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Shepard:

On behalf of Donegal Group Inc. ("DGI"), we provide DGI's response to your letter of June 25, 2010 to Don Nikolaus. As your subsequent e-mail requested, we have also e-mailed a copy of our response to you.

We acknowledge the investment in DGI that your Schedule 13G dated February 16, 2010 reports. However, as you know from our prior communications, DGI does not acknowledge or agree with your characterization of your ownership as "passive."

Your June 25,2010 letter questioned the agreement of Donegal Mutual Insurance Company ("Donegal Mutual") to provide a portion of the merger consideration for the UNNF acquisition by contributing 600,000 shares of Class A common stock of DGI that Donegal Mutual has held for many years. Because these shares are currently outstanding shares, this use of the Class A shares by . Donegal Mutual is' not dilutive to DGI's current stockholders in any respect. The acquisition of UNNF serves many valid business interests of the various Donegal entities involved in the acquisition. DGI has described these business interests in detail in the publicly available Form S-4 registration statement related to the transaction that DGI filed with the SEC. We reference the section of that registration statement entitled "The Merger — The Donegal Parties' Reasons for the Merger."

Gregory M. Shepard
Page 2
July 9, 2010

We believe this letter and the information in the registration statement answer your question. Finally, we trust that you understand that it is DGI's policy not to comment or provide any information on an individual basis to stockholders or others regarding DGI's disclosures in its publicly filed documents.

Sincerely,



Jeffrey D. Miller,
Senior Vice President and Chief Financial Officer

cc: Donald H. Nikolaus



EX-7.3 4 c59056exv7w3.htm EX-7.3

Exhibit 7.3

July 12, 2010

The Boards of Directors
c/o Donald H. Nikolaus
Chief Executive Officer
Donegal Group Inc.
Donegal Mutual Insurance Company
1195 River Road
Marietta, PA 17547

Dear Boards of Directors:

After careful analysis of the facts available to me, I am writing to you to gain additional information concerning the proposed merger transaction of Union National Financial Corporation ("UNNF") and Donegal Mutual Insurance Company ("Donegal Mutual"). Please know that I personally own 3,140,000 Class A and 360,000 Class B shares of Donegal Group Inc. ("DGI") representing approximately 15.8% and 6.5%, respectively of the Class A and Class B outstanding common shares. However, I am currently not a Donegal Mutual policy holder. (Additionally, I own 20,000 common shares of UNNF.)

As you know, my significant personal ownership and investment in both DGI and UNNF has been and continues to be for investment purposes, not for the purposes of having the effect of changing or influencing the control of either company. As an investor seeking a reasonable return on my investment, for over 5 years I have deferred to your communicated stated strategy and business judgment to execute that strategy. Unfortunately the value of my investment in DGI has declined, not increased.

Approximately 10 years ago, 17 million dollars of capital was invested by DGI in Province Bank FSB while Donegal Mutual built Province Bank a beautiful home office building in Marietta, Pennsylvania for approximately 3 million dollars. In spite of this lack of focus upon strengthening the property and casualty insurance business of Donegal Mutual and DGI through the aforestated investment and (more recently in August 2008 with Donegal Mutual's acquisition of Conestoga Title Insurance Company) ("Conestoga"), I have remained confident in management focusing upon its property and casualty insurance business. However, I am concerned with Donegal Mutual's proposed acquisition of UNNF, which has lost nearly 1.5 million dollars (before tax) over the past 3 years.

It is my understanding that DGI (and its wholly owned subsidiaries), through a pooling agreement with Donegal Mutual, has as its focus to offer property and casualty business distributed through a network of independent insurance agencies located throughout the Mid-Atlantic, Southeast, and Midwest. Please know I understand this strategy and the business risk involved, and have supported this strategy through my personal investment in DGI.

My letter to you is for you to respond and me to better understand: (a) how owning UNNF will support profitable growth of the property and casualty business

---

underwritten by the insurers and (b) why Donegal Mutual is using over 500,000 DGICA shares it currently owns, currently trading at 80-85% of DGI's book value, as opposed to substituting cash to make this purchase.

I look forward to receiving this requested information and to better understanding the strategic direction which is being pursued.

Respectfully,

Gregory M. Shepard

Pages 152 through 161 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT E

Before the Insurance Commissioner of the State of Iowa

In the Matter of the Application of Gregory M. Shepard for Disclaimer of Control Relating to Donegal Group, Inc., ultimate Controlling Party of Le Mars Insurance Company.	)))))))	DIA No. 08DOCID007 PROPOSED DECISION

INTRODUCTION

A contested case hearing was held in this matter on October 27 and 28, 2008, regarding Gregory Shepard's application for disclaimer of control pursuant to the exemption set forth in Iowa Code section 521A.3(5). Mr. Shepard was represented at hearing by Mark McKenzie and Glenn Smith. Mr. Shepard testified on his own behalf. He also presented Kim Cross as a witness. Mr. Shepard's exhibits A-Q and T-V were admitted.

Donegal Group, Inc. and Le Mars Insurance Company were represented by Harold Schneebeck, David Pittinsky, and associated attorneys. Mark McCormick represented Donegal for the limited purpose of arguing a motion to disqualify Frederick Dreher, one of Donegal's associated attorneys, from participating in the case. Donegal's exhibits 1-11, 18, 21, 23-26, 28, 34, 36, 46-56, 60-61, 65, 70, 78, 86, 91, 101, 113, 120, 129, 134, 142, 157-160 were admitted.

The parties requested the opportunity to file post-hearing briefs. I allowed to December 5, 2008, to file briefs. Both filed briefs on or prior to the deadline. Donegal provided a transcript of the proceeding that was used in the preparation of this decision.

STATEMENT OF THE CASE (and some findings of fact)

Procedural background: Donegal Group, Inc. is an insurance holding company primarily based in Pennsylvania.[1] Donegal Mutual Insurance Company owns a majority interest in Donegal Group. Donegal Group owns Le Mars Insurance Company, an insurance company based in Iowa. Except as needed to identify one of these business entities, Donegal Group, Donegal Mutual, and Le Mars Insurance will be jointly referred to as "Donegal" throughout this decision. (Transc. I, pp. 83-84; Exhibit A).

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1 Donegal Group is actually incorporated in Delaware, but there is no dispute that the business is primarily operated in Pennsylvania.

Gregory Shepard has owned shares of Donegal Group since January of 2005. As of the hearing date, Mr. Shepard owned approximately four percent of the combined voting securities of Donegal Group. (Transc. I, pp. 85, 93).

On or around March 7, 2006, Mr. Shepard's attorneys filed a request with the Iowa Insurance Division (the Division) to allow Mr. Shepard to acquire up to 14.99 percent of the voting securities of Donegal Group without the purchase being deemed an acquisition of control of Donegal Group.[2] The request is significant because Iowa law presumes control when a person acquires ten or more percent of an insurer.[3] Further, a person who intends to acquire ten or more percent of an insurer in Iowa must comply with the filing and procedural requirements of what was referred to throughout the hearing as a "Form A" proceeding.[4] Mr. Shepard sought to avoid the Form A requirements via an exemption process granted in Iowa Code section 521A.3(5). Mr. Shepard has received conditional exemptions from three other states (Pennsylvania, Virginia, and Maryland) where Donegal does business. (Exhibits M-Q).

Donegal has actively resisted Mr. Shepard's request for an exemption in each state. The Division considering granting a conditional exemption in Iowa, and a proposed consent order was drafted listing the conditions that would apply. Mr. Shepard agreed to the conditions and signed the proposed order, but the order was never executed by the Commissioner of Insurance. Instead, the Commissioner set the matter for a hearing to determine whether to grant the exemption (referred to in the order as an application by Shepard for disclaimer of control). On April 4, 2008, the Commissioner transmitted the case to the Iowa Department of Inspections and Appeals to assign an administrative law judge to act as the presiding officer in the hearing. The original hearing date was continued and I ruled on a number of prehearing issues before the hearing on October 27 and 28, 2008. (Exhibits A-J, R-V).

<u>Motion to exclude</u>: Literally on the eve of the hearing, Mr. Shepard filed a motion to disqualify William Dreher III and any attorneys associated with his law firm, Duane Morris, LLP. I received an email with the motion attached late on Friday, October 24, 2008. Donegal did not have the opportunity to respond until the start of the hearing on October 27. I was able to briefly review the filings and some of the case law before

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2 The letter itself was listed as a proposed exhibit, but was not offered at hearing. However, it is referenced in other exhibits.
3 Iowa Code section 521A.1(3).
4 See Iowa Code section 521A.3; 191 IAC 45.4.

verbally issuing a ruling that conditionally denied the motion. This section is intended to further explain my decision at hearing.

Mr. Shepard retained Duane Morris from approximately 2000 to 2003 to assist him with the proposed purchase of Meridian Insurance Group. The representation included general counsel work, transactional work, and litigation. The relationship ended in 2003 after Duane Morris withdrew its representation in the pending litigation. Mr. Shepard stated that he worked specifically with Mr. Dreher and more than 20 other attorneys from the firm. The Meridian transaction and litigation was material to this hearing because Donegal intended to use evidence from that transaction and litigation to show Mr. Shepard's purpose to exercise control of Donegal. (Transc. I, pp. 14-15).

Donegal resisted the motion on multiple grounds, including that the claim was waived because it was filed late and that the prior representation was not substantially related to the current case. Additionally, Mr. Pittinsky, who is not with Duane Morris, stated that his cross-examination of Mr. Shepard would be based solely on public records, and not on any information received from Duane Morris. (Transc. I, p. 33-34).

My first concern was with the timing of the motion. Mr. Dreher filed an application for pro hac vice in this matter on January 23, 2008, with copy to Mr. Shepard's attorney. Mr. Dreher listed his law firm as Duane Morris. Mr. Shepard did not file a resistance to the application, and I granted the application on April 21, 2008. Mr. Dreher personally participated in prehearing conferences on April 18 and July 3, 2008, and Mr. Shepard did not raise any concerns about his participation. The revised scheduling order filed on July 14, 2008 set non-dispositive motion deadline of August 8, 2008. Both parties filed motions, but Mr. Shepard did not raise any question about Mr. Dreher's prior representation. The regulations require motions to be filed at least ten days prior to the hearing; Mr. Shepard did not meet the motion deadline.[5] Mr. Shepard, through counsel, knew by at least June 27, 2008, that Donegal planned to produce evidence regarding the Meridian transaction, because Donegal had filed an exhibit list for the hearing (which had been previously scheduled for July 14, 2008). There cannot be a valid complaint that the references to Meridian were surprising.

It would have been fundamentally unfair to disqualify Mr. Dreher at that point in time. Mr. Dreher did not personally participate in the hearing, but he presumably consulted with the attorneys who did. His disqualification would have drawn into question whether Donegal's trial attorneys should have been disqualified through knowledge imputed to

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5 191 IAC 3.15(4).

them (although the motion did not make that request). That could have required the continuance of a hearing that had been twice continued already, and wasted considerable time, expense and effort expended to prepare the case for the October 27, 2008 hearing.

Additionally, Mr. Shepard did not prove disqualification based on the merits of the claim. Disqualification is not favored, in recognition of the rights of parties to hire their choice of attorney, and the rights of attorneys to represent new clients.[6] The movant has the burden of proving that the attorney should be disqualified. Motions to disqualify are subject to particularly strict judicial scrutiny due to the potential for abuse.[7]

An attorney should be disqualified from representing a party against the former client if the two representations bear a "substantial relationship" to each other. In *Richers v. Marsh & McLennan Group*, the court found a substantial relationship when a law firm attempted to represent a former employee against her employer in a termination case. The same law firm was counsel to the employer, and had provided initial advice to the employer regarding the termination. The same law firm also represented the employer in a collateral suit that challenged the employee's conduct (and resulted in her termination).

Mr. Shepard's motion raises valid concerns, but the case is distinct from *Richers*. First, and most important, neither Mr. Dreher nor his firm provided advice regarding the purchase of Donegal shares or the request for exemption in this case. Duane Morris represented Mr. Shepard in a completely separate transaction involving a different insurance company. Duane Morris ended its representation of Mr. Shepard more than two years before the commencement of this action, and approximately two years before Mr. Shepard purchased any shares of Donegal.

Also, it is notable that Donegal's cross-examination of Mr. Shepard could be performed based solely on public documents. I attached a condition to my ruling that I would entertain an objection by Mr. Shepard to any question that could elicit testimony that could have been gained through a confidential attorney-client relationship. Mr. Shepard's attorney raised an objection on that ground during the hearing, and that objection was sustained. (*See* Transc. I, pp. 124-26). While the courts generally do not require a movant to prove that a particular piece of evidence was discussed during the attorney-client relationship, this case was unique in that the cross-examination of Mr. Shepard could be based entirely on documents that are within the public realm.[8]

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6 *Richers v. Marsh & McLennan Group*, 459 N.W.2d 478, 481-82 (Iowa 1990).
7 *Doctor John's Inc. v. City of Sioux City*, 2007 WL 5788 (N.D. Iowa 2007).
8 I note that this point begs the question whether Donegal could have made its case based on submission of the public documents without any or a minimal examination of Mr. Shepard. As

Summary of the parties' positions: Mr. Shepard first argued that Iowa should defer to the regulatory authority in Donegal's state of domicile, that is, the State of Pennsylvania. Mr. Shepard supports his position by citing Iowa Code section 521A.1 and 521A.3, as well as the Division's administrative rule 191 IAC 45.4(4). Mr. Shepard argued, in the alternative, that he cannot affect any control of Donegal based up on the conditions he had agreed to with the Division and other states, and due to Donegal Mutual's present ownership of 65.7 percent of the voting shares in Donegal Group.

Donegal argued that Mr. Shepard's prior conduct seeking out control in three other insurance companies is indicative of his purpose to seek out control of Donegal. In essence, Donegal claimed that prior conduct is the best indicator of future behavior. Donegal argued that Mr. Shepard's offered conditions are not sufficient for two reasons: 1) he has sought out control of other insurers in the past even after agreeing to similar conditions, and 2) he does not agree never seek out control. In response, Mr. Shepard testified that he had such a bad experience in his prior attempts to purchase insurance companies, that he has no desire go through such a costly, time-consuming, and stressful process again. He asserted that his purpose is to be a passive investor.

FINDINGS OF FACT

Mr. Shepard's agreements with state regulatory agencies: As stated earlier, Mr. Shepard has received conditional disclaimers from the relevant regulatory agencies in the states of Pennsylvania, Virginia, and Maryland, which are the other states Donegal operates insurance companies.

Pennsylvania approved Mr. Shepard's request for a disclaimer of control on February 16, 2006. This decision was reaffirmed by letters dated May 15, 2006, and September 10, 2007. Pennsylvania's agreement provides that Mr. Shepard cannot acquire more than a 14.99 percent voting interest in the company. Pennsylvania conditioned its approval on the accuracy of the representations in Mr. Shepard's submissions; the agency stated it would refer the matter to its enforcement bureau if it found any representations to be untrue. Pennsylvania informed Mr. Shepard that he must comply with Insurance Holding Companies Act, including complying with the Form A procedure before making a tender offer, seeking election to the board of directors, or any other qualifying conditions in the

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suggested during the hearing, this could have been an option. However, it is also understandable why Donegal's attorneys would elect to conduct an examination of Mr. Shepard on the question of his purpose for purchasing the shares of stock.

Act. Pennsylvania approved the disclaimer despite objections from Donegal. (Exhibits B, M, N, O).

Virginia initially denied Mr. Shepard's request. On May 9, 2007, after the Commissioner of Insurance held an informal hearing on Mr. Shepard's appeal, the agency granted Mr. Shepard's request for disclaimer of control. Virginia set eight conditions in its approval letter. The conditions include assurances that Mr. Shepard not possess indirect or direct control, as well as notice provisions if Mr. Shepard acquires certain percentages of stock or files Schedule 13D securities filings. Donegal opposed Mr. Shepard's request in Virginia. (Exhibits F, P).

Maryland also initially denied Mr. Shepard's request for a disclaimer. Mr. Shepard asked for reconsideration and offered other commitments to attempt to alleviate the state's concern. On June 11, 2007, Maryland granted the disclaimer. The state conditioned its approval on Mr. Shepard's assurances that he intended to be a passive investor, that he would not seek control of the company, that he would not seek a director position, and that he would provide notification to the state if he acquired eight percent of the voting shares and any Schedule 13D securities filings. Donegal again opposed Mr. Shepard's request for approval in Maryland. (Exhibits G, Q).

Mr. Shepard's quest for approval in Iowa followed a similar path, albeit with a different result. Mr. Shepard's attorney sent several letters to the Division to offer conditions that might be acceptable to the Division. The communications eventually resulted in a draft consent order that was sent by the Division to Mr. Shepard's attorney. The draft consent order contained the following six conditions, which are mostly the same or similar to agreements with the other states:

1) Applicant or any entity which is owned or otherwise controlled the Applicant either directly or indirectly, shall not actively participate in the management of Donegal.

2) Applicant or any entity which is owned or otherwise controlled by the Applicant shall notify the Division, prior to exercising any vote, if such vote is contrary to the Donegal Board of Directors' recommendation for such vote.

3) Applicant or any entity which is owned or otherwise controlled the Applicant either directly or indirectly shall notify the Division when he acquires 8%, 12%, and 14% of the total combined votes of the Class A and

Class B shares of Donegal, and shall within ten days of said acquisition notify the Division and affirm in writing to the Commissioner that the information set forth in the original disclaimer and subsequent correspondence, remains true and to the extent that any such information no longer is true and correct, Applicant shall reflect the corrected information in the affirmation when filed.

4) Applicant or any entity which is owned or otherwise controlled the Applicant either directly or indirectly shall provide photocopies to the Division of all Schedule 13(D) security filings within five days of the original filing.

5) Applicant or any entity which is owned or otherwise controlled the Applicant either directly or indirectly shall comply with all applicable Iowa statutes and regulations (including but not limited to Form A filings) prior to exceeding 14.99% of the total combines votes of the Class A and Class B shares of Donegal.

6) Applicant or any entity which is owned or otherwise controlled by the Applicant either directly or indirectly agrees to provide the Division any communication either sent to or received from Donegal.

(Exhibits L, T-V, 158-60).

On February 26, 2008, Mr. Shepard signed the proposed consent order and returned it to the Division. The Division did not execute the agreement, thus leading to the hearing. Mr. Shepard testified that he would abide by each term of the agreement if the Division ultimately approved the disclaimer in this action. He testified that he has abided by the agreed-to conditions. Mr. Shepard did not definitively state that he would never increase his stake in the company, nor did he state he would never take any action that would impact control of the company. He testified that he has "no present plans or proposals" which would result in or relate to any transactions described in paragraphs (a) through (j) of Item 4 on a Schedule 13D. (emphasis added). Mr. Shepard further testified that he would "continue to review [his] investment in Donegal," and that he might purchase or sell additional shares of stock depending on various market factors. Many of the conditions are notice provisions that would require him to provide information to the Division if he purchases more stock or takes action that impacts control. (Transc. I, pp. 85-87, 99-105; Exhibit V).

Kim Cross has worked for the Division for 18 years. She testified that the Division receives, on average, approximately one request for disclaimer per year. To her knowledge, the Division has consented to disclaimers in all other cases. (Cross testimony).

Mr. Shepard's conduct regarding Meridian Insurance: In December of 1996, Mr. Shepard and his brother (Tracy Shepard) each owned 50 percent of Union Automobile Insurance Company (Union Auto). On December 27, 1996, Mr. Shepard, who was the president of Union Auto, filed a Schedule 13G regarding the purchase of 677,000 shares of Meridian Insurance Group, Inc. (Meridian). The purchase constituted 9.99 percent of the voting shares of Meridian. Mr. Shepard certified that the purchase was "... not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer [.]" (Exhibit 1; Transc. I, pp. 110-11).

Mr. Shepard, or companies owned by Mr. Shepard, made additional stock purchases of Meridian from April 2, 1997 through August 31, 1998. He filed five Schedule 13 filings during that period to record purchases and other required information. On each of the five forms, Mr. Shepard certified that the transaction was not for the purpose of changing or influencing control of the company. As of the August 31, 1998, Mr. Shepard reported that United Auto owned 14.98 percent of the outstanding voting shares of Meridian. (Exhibits 2-6).

On April 1, 1999, Mr. Shepard filed a Schedule 13D stating that American Union Financial Corporation (American Union), a company within Mr. Shepard's control, had announced a tender offer for 350,000 shares of Meridian (4.82 percent of the company) on March 5, 1999. He stated that he was purchasing shares for the purpose of investment, and that he and American Union would evaluate various factors before deciding to purchase additional shares. He stated that "... [n]either Shepard nor [American Union] has any present plans or proposals that would result in or relate to any transactions described in paragraphs (b) through (j) of Item 4 of Schedule 13D." He stated he reserved the right to adopt such plans or proposals in the future. Mr. Shepard filed at least three other amendments to the August 31, 1998 Schedule 13D between May 19, 1999 and June 30, 1999. In each, he restated the purpose set forth in the April 1, 1999 filing. (Exhibits 7-10).

On August 30, 2000, Mr. Shepard, on behalf of American Union, filed a Schedule 13D announcing a tender offer to purchase all shares of Meridian. Mr. Shepard stated that his plan changed from his earlier purchases and transactions. (Exhibits 11, 60, 70).

Meridian actively resisted the tender offer, resulting in litigation, state regulatory proceedings, and an amendment to the tender offer. Mr. Shepard persisted with the offer despite that 48.5 percent of the stock in Meridian was held by Meridian Mutual Insurance Company (Meridian Mutual), and an additional two percent was owned by directors and officers of Meridian. Mr. Shepard ended his attempt to purchase Meridian after Meridian willingly entered into a merger with State Auto Financial Corporation (State Auto) at a higher per share price ($30 per share versus the $25 per share Mr. Shepard offered). (Transc. I, pp. 205-208; Exhibits 65, 78, 86, 113, 120, 129).

Donegal contends that the Meridian proceedings show that Mr. Shepard has a purpose other than being a passive investor in Donegal. During the course of cross-examination, Donegal's attorney asked Mr. Shepard the following questions:

> Q: . . . Aren't you reserving the right to adopt such plans or proposals subject to applicable regulator requirements, if any?
>
> A: I have no such plans today. I cannot predict the future, and I don't know what I'm going to do tomorrow.
>
> . . . .
>
> Q: You're reserving your right – subject to those conditions, you're reserving your rights to adopt any plans or proposals in the future which you think are appropriate; correct?
>
> A: I have no plans today, but I could change my mind tomorrow. You're right.

(Transc. I, pp. 150-51).

<u>Mr. Shepard's conduct regarding State Auto</u>: On December 13, 2002, Mr. Shepard filed a Schedule 13D reporting that he owned two million shares of State Auto, which was approximately 5.13 percent of the outstanding shares. He reported his purpose for acquiring the shares as his belief that "their true value exceeds their current market price." At the same time, he reported he had submitted a proposal to be presented and voted on at the State Auto annual meeting. The proposal asked the shareholders to explore a sale or merger of State Automobile Mutual Insurance Company (State Auto Mutual), which owned 68 percent of State Auto, to another mutual insurance company, which could then merge with or be sold to another company. (Exhibit 23; Transc. I, pp. 237-38).

On May 30, 2003, Mr. Shepard filed an amended Schedule D regarding State Auto. He reported that in late December, 2002, he contacted the Ohio Department of Insurance regarding the procedures to form an Ohio mutual insurance company. Ohio was the principle place of business for State Auto Mutual. Mr. Shepard also outlined other steps he had taken to form Mid-West Mutual Insurance Company (Mid-West), which was a company he created for the purpose of seeking a merger with State Auto. (Exhibit 24; Transc. I, pp. 247-55).

On August 20, 2003, Mr. Shepard filed a Schedule TO in which he announced a tender offer by State Auto Financial Acquisition Corporation (State Auto Acquisition), a company he owed and controlled, for State Auto for $32 per share. Mr. Shepard admittedly did not personally have the funds to make the purchase; rather, he proposed using the assets of State Auto Mutual to acquire the stock. State Auto actively opposed the tender offer, resulting in litigation and an amended offer. Mr. Shepard and State Auto Acquisition eventually terminated their offer on May 7, 2004. On or about the same date, Mr. Shepard sold one million of his shares in State Auto to Carl Icahn for $13 per share. (Exhibits 25, 28, 34, 36, 47; Transc. II, pp. 9-11, 26-28).

Mr. Shepard reflected on his attempts to garner control of Meridian and State Auto as ". . . a major, major waste of time, effort, and money[.]" He testified that he regrets going forward with the attempted purchase, and that the experience was so negative that he is ". . . never going to do that again." Mr. Shepard estimated that the failed attempt to control State Auto cost him five million dollars. (Transc. II, pp. 31, 35, 94).

<u>Mr. Shepard's conduct regarding 21st Century</u>: On May 8, 1995, Mr. Shepard filed a Schedule 13D regarding 20th Century Insurance Group (n/k/a 21st Century Insurance).[9] Mr. Shepard announced in the Schedule 13D that Union Automobile Insurance Company (Union Auto), along with a wholly owned subsidiary of Union Auto (American Union Life), had purchased 4,850,000 shares in 21st Century. Mr. Shepard was president of Union Auto, and he and his brother each owned 50 percent of the company. The purchase amounted to 9.42 percent of the outstanding shares. Mr. Shepard stated that the purpose of the transaction was for investment purposes, and that Union Auto would continuously review its investment to determine whether to buy additional shares. Mr. Shepard joined the board of directors at some point after this purchase. (Exhibit 48; Transc. II, pp. 36-37).

---

9 20th Century will be referenced as 21st Century in this decision.

On July 29, 1998, American International Group (AIG) filed a Schedule 13D announcing that it had purchased more than 50 percent of the outstanding shares. Mr. Shepard remained on the board as a member not affiliated with AIG. AIG eventually increased its stake in 21st Century until it held more than 60 percent of the company. (Exhibits 49-51; Transc. II, pp. 37-44).

On December 20, 1999, Mr. Shepard filed a Schedule 13D on behalf of American Union Life, which included the shares formerly held by Union Auto. At that point, American Union Life owned 6.3 percent of the shares. Mr. Shepard stated that American Union Life was dissatisfied with the performance of the management and the board of director. He proposed that the company consider buying the shares of American Union Life, require at least 35 percent of the board to be independent, and consider extraordinary measures such as a merger, reorganization, or liquidating the company. In the following month (January of 2000), Mr. Shepard issued a press release stating his willingness to be appointed chief executive officer (CEO) of 21st Century. Mr. Shepard issued this press release even though he knew that AIG owned more than 60 percent of the company. 21st Century hired a CEO who was a former executive with All-State. Mr. Shepard stated he was supportive of the new CEO after meeting him, but he continued with his shareholder proposal. The proposal was voted down, and Mr. Shepard later lost his position as a director after not be re-nominated. (Exhibits 52-53; Transc. II , pp. 45-51).

CONCLUSIONS OF LAW

Regulatory framework: Iowa Code chapter 521A governs the regulation of insurance holding systems in Iowa. An "insurance holding system" is defined as two or more affiliated persons, of which at least one is a company qualified and licensed to transact the business of insurance in Iowa pursuant to Iowa Code chapters 508, 512B, 514, 514B, 515, 515E and 520.[10]

The statute contains a filing requirement for any person, other than the issuer, who makes a tender offer for, enters into an agreement to exchange securities for, or seeks to acquire any voting security of a domestic insurer if the person would directly or indirectly be in control of such insurer.[11] The statute generally defines a "domestic insurer" as an insurer organized or created under the laws of Iowa.[12] Section three adds that a domestic insurer shall include any person controlling a domestic insurer, unless the person is primarily

10 Iowa Code sections 521A.1(5), (6).
11 Iowa Code section 521A.3(1).
12 Iowa Code section 521A.1(4).

engaged in business other than the business of insurance. Control is presumed to exist if any person owns, controls, or holds ten percent or more of the voting security.[13]

Section three requires the acquiring party to submit a statement to the Commissioner of Insurance with several pieces of information that are delineated in the statute. The Commissioner may approve the acquisition after a public hearing.[14] The Commissioner may only approve the acquisition if the acquiring party can demonstrate five conditions, including: 1) that the domestic insurer will be able to satisfy the requirements for writing the line(s) of insurance for which it is presently licensed, 2) the effect of the acquisition will not substantially lesson competition for insurance in Iowa, 3) the financial condition of the acquiring party will not jeopardize the financial stability of the insurer, 4) any plans to liquidate, sell, consolidate, merge, or make any other material change are not unfair to the policy holders or are otherwise contrary to the public interest, and 5) the competence, experience, and integrity of the acquiring party will not jeopardize the policy holders or the public.

Section three also allows an exemption for the Commissioner to approve an acquisition for control without requiring the acquiring party to comply with the notice and public hearing requirements (referred to in the hearing as the Form A requirements). That subsection states:

> *Exemptions*: The provisions of this section shall not apply to any offer, request, invitation, agreement or acquisition which the Commissioner by order shall exempt therefrom for one of the following reasons:
>
> a. It has not been made or entered into for the purpose and does not have the effect of changing or influencing the control of a domestic insurer.
> b. It is otherwise not comprehended within the purposes of this section.

As per my order of June 4, 2008, the question whether Mr. Shepard should be granted an exemption was determined after allowing for a contested case hearing per Iowa Code chapter 17A. As per my order of September 10, 2008, Mr. Shepard had the burden of proof by clear and convincing evidence to show that an exemption should be granted.

Application of 191 IAC 45.4(4): Mr. Shepard first argued that the Division's regulations grant deference to the decision made by Pennsylvania to grant an exemption. The

---

13 Iowa Code section 521A.1(3).
14 Iowa Code section 521A.3(4).

argument is based on 191 IAC 45.4(4), which provides the following exemption to the Form A requirement:

> Exemptions. No statement need be filed and no approval by the commissioner is required pursuant to Iowa Code section 521A.3 if the company being acquired is considered a domestic insurer solely by reason of Iowa Code section 521A.3(1) and provided such acquisition is subject to disclosure requirements in said company's state of domicile substantially similar to those imposed by Iowa Code section 521A.3.

The argument has some logic based on the text. Le Mars is a domestic insurer, as it is organized under the laws of Iowa. Donegal Group is an insurance holding company that is domiciled in Pennsylvania. Donegal is deemed to be a domestic insurer by virtue of section 521A.3(1), through its ownership of Le Mars. However, Donegal does not strictly meet the general definition of domestic insurer under Iowa Code section 521A.1(4). The only remaining question is whether the acquisition is subject to disclosure requirements in Donegal's domicile of Pennsylvania that are similar to Iowa Code section 521A.3. Mr. Shepard claims that this has occurred, because each state's laws are based on the same model act, and Pennsylvania has granted a disclaimer.

However, a deeper review of the intent behind the statute and the regulation leads me to the conclusion that section 45.4(4) does not apply in this case. The statute sets forth a presumption that an acquiring party must comply with the Form A requirements if acquiring ten percent or more of the voting securities. The statutory presumption evidences the legislative intent to require an acquiring party to comply with the filing requirements in the usual case. The only exemption in the statute is when the Iowa Commissioner of Insurance has entered an order granting an exemption for one of the two reasons cited in Iowa Code section 521A.3(5). This presumes that the Commissioner has looked at the proposed transaction and made a determination that one of the grounds for exemption applies. There is nothing in the statute to indicate that the legislature intended to defer to a decision by another state.

The regulation appears to be directed toward an acquisition in which the acquiring party has already gone through with a Form A proceeding in the state in which the insurance holding company is domiciled. This interpretation appears more consistent with the wording and the intent behind the statute and the rules. The rule specifically refers to the "statement" required by section 521A.3(1) and (2); this is a reference to the Form A requirement. Further, the rule states that no "approval by the commissioner" is required; this refers to the exact language used in section 521A.3(4), governing the Commissioner's decision on a Form A statement. The Division may have intended to exempt a purchaser from going through a subsequent Form A proceeding in Iowa if it has already completed the same type of proceeding in the domicile state. The Form A process is considerably more elaborate than the section 521A.3(5) exemption, so there would be less reason to require that a second time (although there could be different concerns in Iowa than in the domicile state). The Commissioner has much greater reason to scrutinize a request for disclaimer if another state has not gone through the Form A process.

Pennsylvania has not conducted a Form A proceeding. It approved a disclaimer of control similar to the exemption that Mr. Shepard is seeking in this case. Arguably, the rule would incorporate Pennsylvania's approval because the disclosure requirements in each state are substantially similar. However, this interpretation flies in the face of the statutory presumption contrary to the exemption, and the use of the terms "statement" and "approval by the commissioner" in the rule.

I note that Mr. Shepard's interpretation of the rule is undermined in part by his own actions, as well as those of the Division. The rule technically states that no approval by the commissioner is required if the rule applies, yet Mr. Shepard sought regulatory approval. The Division did not believe the rule applied, as it initially set the case for a public hearing before the Commissioner, and later transmitted the case to my office to hold a contested case hearing. Mr. Shepard makes a valid argument, but I cannot find that Pennsylvania's decision controls the action in Iowa.

Evaluation of the exemption provision: Both parties focused on the exemption in section 521A.3(5)(a) concerning whether the acquisition is made or entered into for the purpose and whether it has the effect of changing or influencing control. The critical term is "purpose." "Purpose" is defined as "something set up as an object or end to be obtained – intention."[15] On this question, Mr. Shepard has the heavy burden of proving by clear and convincing evidence that his purpose for purchasing up to 14.99 percent of the stock of Donegal will not be for the intention of changing or influencing control. Based on the evidence as a whole, Mr. Shepard cannot meet his burden of proof.

The most compelling evidence regarding Mr. Shepard's purpose is his prior conduct with similar companies. There are close parallels with each of the companies discussed at hearing: Meridian, State Auto, and 21st Century. In each instance, Mr. Shepard initially bought relatively sizable minority blocks of stock. In each instance, Mr. Shepard certified that his intent was investment purposes, but that he might purchase additional stock in the

15 Merriam-Webster OnLine Dictionary.

future. In each instance, he later sought to purchase the companies, and/or submitted proposals to be voted on by the shareholders seeking dramatic changes in the ownership and control of the companies. He took such action in each instance, notwithstanding that a single shareholder (or small group of shareholders) held a majority interest in each company.

His initial conduct in this case follows the same pattern. Mr. Shepard has purchased approximately four percent of Donegal, and wants authority to purchase up to a total of 14.99 percent. He has asserted that his ownership is for investment purposes only, but he has not made any definitive commitments. Donegal Mutual owns a majority share of Donegal Group, but large majority shareholders have not previously deterred Mr. Shepard's from attempting to seek out control. Mr. Shepard himself testified during the hearing that he could change his mind about being a passive investor tomorrow.

It is important to remember that the question in this case only concerns Mr. Shepard's purpose; it does not concern the propriety of any prior actions. I do not question why Mr. Shepard might have sought to purchase or control of the other three companies to protect or enhance his investments. Likewise, I do not question why he is unwilling to make an unequivocal statement that he will never seek to effect or influence control of Donegal; he has a large investment in the company and it is understandable why he may not wish to make an absolute commitment. Mr. Shepard testified with some credibility when he spoke of his regret with the time, effort, and money wasted in his attempted purchase of State Auto. He spent several years and five million dollars with that failed endeavor. However, I must weigh this testimony against his prior conduct in regards to three other insurance companies. I must also weigh his testimony that he intends to be a passive investor, against his own words which he makes no commitment as to what he will do in the future.

The Form A process is merely a means ensure the protection of the policyholders, the shareholders, and the public. Mr. Shepard is free to purchase up to 9.99 percent of the shares without being required to file the statement required in section 521A.3(2). He may be able to purchase additional shares, but would need to file the statement and meet the conditions of the statute. Assuming he can meet the statutory requirements, the Commissioner could approve purchases beyond the ten percent.

Mr. Shepard has offered to abide by a number of conditions that he believes to show that his stock purchases are not for the purpose of changing or influencing control of Donegal. The conditions provide some protection, in that Mr. Shepard must notify the Division and provide information if certain events occur, such as the purchase of additional shares, filing of Schedule 13Ds, or correspondence between him and Donegal. However, Mr. Shepard's willingness to enter into the conditions does not prove an intent not to influence or change control. Rather, the conditions defer the commencement of any Form A procedure until Mr. Shepard makes an overt act or purchases 15 percent or more of the stock. The conditions themselves do not prevent Mr. Shepard from attempting to change or influence control, they only speak to what might occur if he does.

ORDER

Gregory Shepard's application for disclaimer of control relating to Donegal Group, Inc. and Le Mars Insurance Company is hereby denied.

Signed this 15th day of January, 2009.



Jeffrey D. Farrell
Administrative Law Judge
515-281-6870

cc: IID – Kim Cross
AGO – Jeanie Vaudt
Attorney for Donegal – Harold Schneebeck
Attorney for Shepard – Mark McKinzie

EXHIBIT F

EXHIBIT A

Exhibit 7.8:

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2011

Certified Mail
Return Receipt Requested

Mr. Donald H. Nikolaus
President and CEO
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Ms. Sheri O. Smith
Corporate Secretary
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Re: Shareholder Proposal and Supporting Statement

Dear Mr. Nikolaus and Ms. Smith:

Enclosed is a shareholder proposal and supporting statement for inclusion in the proxy statement for the annual shareholders' meeting of Donegal Group Inc. (the "Company") to be held in April 2012.

Please know it is my intent to present the attached shareholder proposal at the Company's annual shareholders' meeting.

Enclosed is a copy of a Schedule 13D to be filed with the Securities and Exchange Commission on November 9, 2011 indicating that I am the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of the common stock of the Company. As required by Rule 14a-8 promulgated under the Securities Act of 1934, I (i) have continuously held shares with a market value of at least $2,000 for longer than the previous year, and (ii) intend to hold these shares through the date of the Company's annual shareholders' meeting.

Sincerely,



Gregory M. Shepard

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** , who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of the Company, submits the following proposal:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

Supporting Statement:

For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the shares' true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual's purchase.

DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However, DGI has not been successful in delivering a positive return for its shareholders. DGI's Class A and Class B stock prices today are respectively 33% and 5% lower than five years ago.

As the owner of approximately 29.5% and 28.9% of the publicly traded Class A and Class B shares, I believe the Company's shares trade at a discount of more than 200% to their realizable value if combined with another mutual insurer. Examples of such realization of value include the Nationwide-ALLIED, State Auto-Meridian, and recently announced Nationwide-Harleysville transactions. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the board and management of DGI have an obligation to take steps to realize the shares' true value. The board and management of DGI can best do this by taking the three steps contained in the aforesaid resolution, guided by the advice of an independent investment banker.

EXHIBIT G

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

November 5, 2012

Via U.S. Express Mail

Donegal Group Inc.
1195 River Road
P.O. Box 302
Marietta, Pennsylvania 17547

Attention: Donald H. Nikolaus, President and CEO
Sheri D. Smith, Corporate Secretary

Re: Shareholder Proposal and Supporting Statement

Dear Mr. Nikolaus and Ms. Smith:

Enclosed is a shareholder proposal and supporting statement for inclusion in the proxy statement for the annual shareholders' meeting of Donegal Group Inc. (the "Company") to be held in April 2013.

Please know it is my intent to present the attached shareholder proposal at the Company's annual shareholders' meeting. The language of my proposal is based on that of a proposal submitted to First Franklin Corporation, which the S.E.C. Staff (in a No-Action Letter dated February 22, 2006) did not permit the company to exclude from its proxy statement. I mention this to avoid unnecessary delays with respect to pointless challenges to including the attached proposal from the Company's proxy statement.

In *First Franklin* and similar situations, the proposals at issue unequivocally sought to effect extraordinary corporate transactions and did not include ordinary business matters. *See Allegheny Valley Bancorp, Inc.* (No-Action Letter dated January 3, 2001, declining to approve exclusion of proposal to retain investment bank for purpose of soliciting offers for the company's stock or assets and present highest cash offer to shareholders) and *First Franklin Corporation* (finding that a proposal to engage the services of an investment banking firm to evaluate alternatives to enhance shareholder value and to take all necessary steps to actively seek a sale or merger was not properly excludable).

Also enclosed is a copy of a Schedule 13D Amendment filed with the Securities and Exchange Commission on November 9, 2011 indicating that I am the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of the common stock of the Company. As required by Rule 14a-8 promulgated under the Securities Exchange Act of 1934, I (i) have continuously held shares with a market value of at least $2,000 for longer than the previous year, and (ii) intend to hold these shares through the date of the Company's annual shareholders' meeting.

Very truly yours,



Gregory M. Shepard

Enclosures

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** , who beneficially owns 3,602,900 Class A shares and 397,100 Class B shares of Donegal Group Inc. ("DGI" or the "Company"), submits the following proposal:

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

You are urged to vote "Yes" for this proposal for the following reasons;

I believe the Company's growth plans are outdated, without focus, unrealistic, and competitively disadvantageous, and have both failed and fallen behind industry norms causing stock analysts and investors to lose faith and interest in the Company's prospects, precipitating a decline that is unlikely to reverse itself without the Company merging or being sold to a larger insurer with different management, stronger financial resources, a broader spread of risk and a better track record of providing a reasonable return to shareholders.

DGI has not been successful in delivering a positive return for its shareholders. On October 31, 2012, DGI's Class A and Class B stock prices were, respectively, 36% lower and 4% higher than six years earlier. On October 31, 2006, DGI's Class A stock price was $20.31 per share and DGI's Class B stock price was $17.67 per share.

As the owner of approximately 18.0% and 7.1%, respectively, of the Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount to their realizable value if the Company combined with another insurer. Examples of such realization of value include the 1998 Nationwide-ALLIED combination (74% premium over pre-announcement share price), the 2001 State Auto-Meridian combination (135% premium over the share price immediately before American Union's tender offer, and the 2012 Nationwide-Harleysville combination (137% premium over share price five business days preceding announcement).

As a committed investor in DGI, my focus is for the Company to enhance value for its investors. Based on the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of the Company's shares' true value as would a merger or sale of the Company to another insurer.

Therefore, I believe that the greatest value to the shareholders will be realized through a merger or sale of the Company. The Board should take advantage of the market for financial institution consolidation and low interest rates by immediately seeking out opportunities to merge into a larger and more competitive insurer or find an opportunity for shareholders to sell their stock to a larger and more competitive insurer. A vote for this shareholder proposal would benefit all shareholders.

EXHIBIT B

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** , who beneficially owns 3,602,900 Class A shares and 397,100 Class B shares of Donegal Group Inc. ("DGI" or the "Company"), submits the following proposal:

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

You are urged to vote "Yes" for this proposal for the following reasons;

I believe that the Company's growth plans are outdated, without focus, unrealistic, and competitively disadvantageous, and have both failed and fallen behind industry norms causing stock analysts and investors to lose faith and interest in the Company's prospects, precipitating a decline that is unlikely to reverse itself without the Company merging or being sold to a larger insurer with different management, stronger financial resources, a broader spread of risk and a better track record of providing a reasonable return to shareholders.

DGI has not been successful in delivering a positive return for its shareholders. On October 31, 2012, DGI's Class A and Class B stock prices were, respectively, 36% lower and 4% higher than six years earlier. On October 31, 2006, DGI's Class A stock price was $20.31 per share and DGI's Class B stock price was $17.67 per share.

As the owner of approximately 18.0% and 7.1%, respectively, of the Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount to their realizable value if the Company combined with another insurer. Examples of such realization of value include the 1998 Nationwide-ALLIED combination (74% premium over pre-announcement share price), the 2001 State Auto-Meridian combination (135% premium over the share price immediately before American Union's tender offer, and the 2012 Nationwide-Harleysville combination (137% premium over share price five business days preceding announcement).

As a committed investor in DGI, my focus is for the Company to enhance value for its investors. Based on the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of the Company's shares' true value as would a merger or sale of the Company to another insurer.

Therefore, I believe that the greatest value to the shareholders will be realized through a merger or sale of the Company. The Board should take advantage of the market for financial institution consolidation and low interest rates by immediately seeking out opportunities to merge into a larger and more competitive insurer or find an opportunity for shareholders to sell their stock to a larger and more competitive insurer. A vote for this shareholder proposal would benefit all shareholders.

EXHIBIT C

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** , who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of the Company, submits the following proposal:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

Supporting Statement:

For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the shares' true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual's purchase.

DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However, DGI has not been successful in delivering a positive return for its shareholders. DGI's Class A and Class B stock prices today are respectively 33% and 5% lower than five years ago.

As the owner of approximately 29.5% and 28.9% of the publicly traded Class A and Class B shares, I believe the Company's shares trade at a discount of more than 200% to their realizable value if combined with another mutual insurer. Examples of such realization of value include the Nationwide-ALLIED, State Auto-Meridian, and recently announced Nationwide-Harleysville transactions. As a committed investor in DGI, it is my focus for the

Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the board and management of DGI have an obligation to take steps to realize the shares' true value. The board and management of DGI can best do this by taking the three steps contained in the aforesaid resolution, guided by the advice of an independent investment banker.